SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON

June 2, 2017

As filed with the Securities and Exchange Commission on             , 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 2

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Quintana Energy Services Inc.

(Exact name of registrant as specified in its charter)

Delaware	1389	82-1221944
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1415 Louisiana Street, Suite 2900

Houston, Texas 77002

(832) 518-4094

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rogers Herndon

Chief Executive Officer, President and Director

1415 Louisiana Street, Suite 2900

Houston, Texas 77002

(832) 518-4094

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sarah K. Morgan Gillian A. Hobson Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	G. Michael O’Leary George J. Vlahakos Andrews Kurth Kenyon LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	$	$

(1)	Includes shares issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated             , 2017

PROSPECTUS

                          Shares

Quintana Energy Services Inc.

Common Stock

This is the initial public offering of the common stock of Quintana Energy Services Inc., a Delaware corporation. We are offering                 shares of our common stock. No public market currently exists for our common stock. We are an “emerging growth company” and are eligible for reduced reporting requirements. Please see “Risk Factors” and “Prospectus Summary—Emerging Growth Company Status.”

The selling stockholders identified in this prospectus have granted to the underwriters an option to purchase up to              additional shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “QES.”

We anticipate that the initial public offering price will be between $         and $          per share.

Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 24 of this prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Quintana Energy Services Inc. (before expenses)	$	$
Proceeds to the Selling Stockholders (before expenses)	$	$

(1)	The underwriters will also be reimbursed for certain expenses incurred in this offering. See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common stock to purchasers on or about                 , 2017 through the book-entry facilities of The Depository Trust Company.

BofA Merrill Lynch	Simmons & Company International
Energy Specialists of Piper Jaffray

The date of this prospectus is                     , 2017.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling stockholders and the underwriters are only offering to sell, and only seeking offers to buy, our common stock in jurisdictions where offers and sales are permitted.

The information contained in this prospectus is accurate and complete only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Industry and Market Data

This prospectus includes industry data and forecasts that we obtained from internal company surveys, publicly available information and industry publications and surveys. Our internal research and forecasts are based on management’s understanding of industry conditions, and such information has not been verified by independent sources. We believe that the third-party sources are reliable and that the third-party information

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included in this prospectus or in our estimates is accurate and complete. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

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SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

At or immediately prior to the closing of this offering, Quintana Energy Services Inc., the issuer of common stock in this offering, will directly or indirectly acquire all of the outstanding equity of Quintana Energy Services LP from Quintana Energy Services LP’s existing investors (the “Existing Investors”). As a result, Quintana Energy Services Inc. will become the holding company for Quintana Energy Services LP and its subsidiaries. See “Summary—Corporate Reorganization” for more information regarding these transactions. Except as expressly stated or the context otherwise requires, references to our operations and assets give effect to the corporate reorganization transactions, and the terms “QES,” “the Company,” “we,” “us,” and “our” refer, prior to the corporate reorganization, to Quintana Energy Services LP and its consolidated subsidiaries, and, after the corporate reorganization, to Quintana Energy Services Inc. and its consolidated subsidiaries.

Except as otherwise indicated, all information contained in this prospectus assumes the underwriters do not exercise their option to purchase additional shares and excludes common stock reserved for issuance under our long-term incentive plan. Except as otherwise indicated, all information contained in this prospectus assumes (i) the exercise of outstanding warrants for common units representing limited partner interests (“common units”) in Quintana Energy Services LP and their exchange of these common units for shares of common stock of the Company at or immediately prior the closing of this offering in connection with our corporate reorganization and (ii) the filing of our amended and restated certificate of incorporation and adoption of our amended and restated bylaws at or immediately prior to the closing of this offering. See “Summary—Corporate Reorganization” for more detail regarding these transactions.

QUINTANA ENERGY SERVICES INC.

We are a growth-oriented provider of diversified oilfield services to leading onshore oil and natural gas exploration and production (“E&P”) companies operating in both conventional and unconventional plays in all of the active major basins throughout the U.S. The following business segments comprise our primary services: (1) directional drilling services, (2) pressure pumping services, (3) pressure control services and (4) wireline services. Our directional drilling services enable efficient drilling and guidance of the horizontal section of a wellbore using our technologically-advanced fleet of downhole motors and 117 measurement while-drilling (“MWD”) kits. Our pressure pumping services include hydraulic fracturing, cementing and acidizing services and such services are supported by a high-quality pressure pumping fleet of 236,500 hydraulic horsepower (“HHP”) as of March 31, 2017. Our primary pressure pumping focus is on large hydraulic fracturing jobs of up to 80,000 HHP. Our pressure control services provide various forms of well control for completions and workover applications through our 23 coiled tubing units, 36 rig-assisted snubbing units and ancillary equipment. Our wireline services include 58 wireline units providing a full range of pump-down services in support of unconventional completions, and cased-hole wireline services enabling reservoir characterization.

Our operations are diversified by our broad customer base and expansive geographical reach. We currently operate throughout all active major onshore oil and gas basins in the U.S. and we served more than 750 customers in 2016. We have cultivated and maintain strong relationships with our E&P company customers, including leading companies such as Pioneer Natural Resources Company, EOG Resources, Inc., Newfield Exploration Company, Antero Resources Corporation and XTO Energy Inc.

Demand for our services has continued to improve since May 2016 as oil and natural gas prices have increased from previous levels and as the Baker Hughes Incorporated (“Baker Hughes”) U.S. land rig count has increased from 374 rigs on May 27, 2016 to 881 rigs as of May 26, 2017. Although our industry experienced a significant downturn beginning in late 2014 and remained depressed for a prolonged period, which materially adversely affected our results in 2015 and 2016, the rebound in demand and increasing rig count beginning in May 2016 has improved both activity levels and pricing for our services. Our revenue has increased each quarter from the quarter ended June 30, 2016 through the quarter ended March 31, 2017. From the second quarter of 2016 through the first quarter of 2017, our directional drilling services business segment increased the number of rig days by 127%, while dayrates have improved from the lows we experienced during the second quarter of 2016. Moreover, through the downturn, we have steadily increased our market share in our directional drilling business services segment. Additionally, we reactivated our second pressure pumping fleet in February 2017, and our frac utilization increased 42% from the second quarter of 2016 through the first quarter of 2017, approaching full utilization for our active fleets. Utilization of our pressure control and wireline assets has also continued to improve since the second quarter of 2016.

We used the downturn as an opportunity to optimize our cost structure and increase efficiency to better serve our customers. As part of these cost control initiatives, we closed unprofitable locations serving non-key regions, renegotiated supplier contracts and certain equipment leases to improve profitability and reduced general and administrative expenses. To improve operational efficiencies, we streamlined our internal processes and further improved customer focus.

History

In 2006, Quintana Capital Group, L.P. and its affiliated funds (“Quintana”) began assembling what is now QES by acquiring Q Consolidated Oil Well Services, LLC (“COWS”), then a leading provider of pressure pumping services in the Mid-Continent region with over half a century of successful operations. Shortly thereafter in 2007, Quintana acquired Q Directional Drilling, LLC (“DDC”), a growing and reputable independent provider of directional drilling services across the U.S. founded in 1998. Both businesses grew organically over the next several years, and in 2014, Quintana combined the two entities, creating a larger multi-service platform to offer complementary services to customers and to pursue further growth and acquisitions. In January 2015, we acquired Cimarron Acid & Frac, LLC (“CAF”), which expanded our pressure pumping services presence in the Mid-Continent region and provided us with a leading market share in this region at the time (the “CAF Acquisition”).

In December 2015, we acquired the U.S. pressure pumping, directional drilling, wireline and pressure control services businesses (the “Archer Acquisition”) from Archer Well Company Inc. (“Archer”). The Archer Acquisition provided us with increased scale in key operating geographies, strengthened existing product lines and expanded our customer base and geographic reach. Archer’s assets nearly doubled our directional drilling MWD kits, enhanced our pressure pumping equipment and significantly upgraded our wireline services. In addition, the Archer Acquisition provided us with an entry into pressure control services which augmented our existing completions-oriented service lines. Since completing the Archer Acquisition and subsequent integration, we have realized over $20 million of annual cost savings in 2016 due to employee rationalization, enhanced economies of scale and closure and consolidation of facilities.

Our Services

We classify the services we provide into four reportable business segments: (1) directional drilling services, (2) pressure pumping services, (3) pressure control services and (4) wireline services. We describe each of these segments below.

The charts below reflect the percentage of our revenues attributable to each of our business segments, and to each of the basins in which we operate, for the year ended December 31, 2016.

Revenue ($210.4 million) for the year ended December 31, 2016

($ amounts in millions)

Directional Drilling Services

Our directional drilling services business segment provides the highly-technical and essential services of guiding horizontal and directional drilling operations for E&P companies. Directional drilling services enable E&P companies to drill horizontal wells that offer greater exposure to targeted reservoir horizons than vertical wells, and have become the standard means for drilling unconventional wells. According to Baker Hughes, 84% of all active rigs operating in the U.S. during the week ended May 26, 2017, were drilling horizontal wells, as compared to only 20% of active rigs as of ten years ago as of the same date. Approximately 90% of our directional drilling revenue is from “follow-me rigs,” which involve non-contractual, generally recurring services as our directional drilling team members follow a drilling rig from well-to-well or pad-to-pad for multiple wells, and in some cases, multiple years. With increasing use of pad drilling and reactivation of rigs, we have increased the number of “follow-me rigs” from approximately 27 in the second quarter of 2016 to 52 through the first quarter of 2017. Furthermore, increases in rig efficiency and multi-well pad drilling favor our directional drilling services business segment, which is now able to complete more jobs per year.

Our directional drilling services business segment is one of the largest independent providers of domestic onshore directional drilling services. We offer a complete package of premium drilling services, including directional drilling, horizontal drilling, underbalanced drilling, MWD, rental tools and pipe inspection services. Our equipment package also includes various technologies, including our positive pulse MWD navigational tool asset fleet, mud motors and ancillary downhole tools, as well as third-party electromagnetic navigational systems. These technologies, coupled with our services and experienced and specialized personnel, allow our customers to drill wellbores to specific target zones within narrow location parameters. Our personnel are involved in all aspects of a well, from the initial planning of a customer’s drilling program to the management and execution of the horizontal or directional drilling operations. Our directional drilling team will remain on location 24 hours per day and oversee all drilling operations, both of the vertical and lateral wellbore, until completion. In addition, our remote monitoring capabilities allow our supervisory personnel to continuously monitor the progress of each directional drilling job across multiple drilling locations. Our strong operational performance is demonstrated by a recently completed horizontal well for which we averaged 5,000 feet drilled in every 24-hour period throughout the well. Our directional drilling services are supported by our 30,000 square foot facility in Willis, Texas that allows us to manufacture downhole motors and perform a majority of our machining, repair and testing of our directional drilling equipment in-house. We believe our vertically integrated operations, from our in-house manufacturing and repair facilities to trucking and logistics capabilities, provide operational flexibility valued by our customers and represent a competitive advantage.

We provide directional drilling services to E&P companies in many of the most active areas of onshore oil and natural gas development in the U.S., including the Permian Basin, Eagle Ford Shale, Mid-Continent region (including the SCOOP/STACK), Marcellus/Utica Shale and DJ/Powder River Basin.

We also provide a suite of integrated and related services, including downhole rental tools and third-party inspection services of drill pipe and downhole tools. The demand for these services is primarily influenced by customer drilling-related activity levels. We introduced these tool rental and inspection services in 2008 in response to customer demand and increasing third-party costs relating to tool inspections. Our tool rental and inspection business is complementary to the other services we offer and provides us with opportunities to offer our other services in addressing the drilling needs of our customers.

Pressure Pumping Services

We are a leading provider of pressure pumping services in the Mid-Continent region, primarily in our capacity as a provider of hydraulic fracturing services to E&P companies. Pressure pumping services are intended to optimize hydrocarbon flow paths during the completion phase of horizontal wells. We focus on providing services for larger frac jobs requiring up to 80,000 HHP, but have the capability to provide a customized range of frac services to meet the particular needs of our customers. We believe our technical capabilities, depth of talent and operational flexibility allow us to accommodate the increasing HHP requirements of our customers’ frac jobs and such strengths provide us with access to a large number of customers. In addition, many of these jobs require logistically intensive service and mobility capabilities for which we are well suited as a result of our basin-specific experience. We believe such operational flexibility allows us to be responsive to our customers’ needs, increasing the utilization of our assets and strengthening our existing customer relationships.

As of March 31, 2017, our pressure pumping fleet had a capacity of 236,500 HHP, of which 205,000 HHP was dedicated to hydraulic fracturing, 16,000 HHP was dedicated to cementing and 15,500 HHP was dedicated to acidizing. As of March 31, 2017, we had 182,000 of active HHP and, based on current pricing for component parts and labor, we believe we can reactivate 54,500 HHP at a cost of approximately $4.2 million. Of our total active HHP, approximately 87% is dedicated to hydraulic fracturing services, approximately 6% is dedicated to acidizing services and approximately 7% is dedicated to cementing services. Additionally, we have successfully grown our pressure pumping services business segment through organic growth and acquisitions. From January 1, 2007 to March 31, 2017, we have increased our total fleet from 15,450 HHP to 236,500 HHP.

We have historically focused our operations in this business segment in the Mid-Continent region (including the SCOOP/STACK) and Rocky Mountain region (including the Williston Basin), with an additional presence in the Permian Basin, and believe that we are well-positioned in these regions given demand for our services continues to improve.

We believe our high-quality active pressure pumping assets, with the majority of our pressure pumping equipment built within the last five years, allows us to provide reliable services to our customers. Our pressure pumping fleet operates out of two facilities in Oklahoma, a 41,475 square foot facility in Ponca City and a 43,510 square foot facility in Union City. Through our Oklahoma City pressure control facility, we have the in-house ability to retrofit and perform maintenance on our frac pumps and blenders, allowing us to better preserve our pressure pumping equipment at a lower cost versus outsourcing to third parties. In addition, we have multi-year proppant supply contracts for 167,000 average annual tons through 2020. We expect these supply contracts will provide approximately 88% of our proppant needs for the remainder of 2017. We also have 13,250 tons of flat sand storage in Enid, Oklahoma in our facility located in the BNSF Railway, which provides access to the materials needed to ensure consistently reliable operations.

We also provide cementing services, including surface- and intermediate-casing and long-string cementing capabilities, as well as a full range of acid stimulation services, including CO2 foamed acid stimulation, in all of the basins in which our pressure pumping services operate.

Our personnel have extensive technical expertise and customer relationships, which we believe enables us to maintain and further expand our presence in these regions. Additionally, we believe these regions will continue to benefit from E&P companies’ increasing design of more complex wells, with higher service intensity that increases demand for our services.

Pressure Control Services

Our pressure control services business segment consists of coiled tubing, rig-assisted snubbing, nitrogen, fluid pumping and well control services. These services provide essential support for drilling, completion and workover activities in unconventional resource plays. Our pressure control services have the ability to operate under high pressure without delay or production halts for a well that is under pressure. Ceasing or suppressing production during the completion phase of an unconventional well could result in formation damage impacting the overall recovery of reserves and ultimately resulting in reduced returns for our E&P customers. Our pressure control services help E&P companies minimize the risk of such damage during completion activities. As of March 31, 2017, we provided our pressure control services through our fleet of 23 coiled tubing units (greater than 75% of which have two-inch or larger diameter coil, allowing us to service extended reach laterals), 36 rig-assisted snubbing units, 23 nitrogen pumping units and 22 fluid pumping units. We provide our pressure control services in the Mid-Continent region (including the SCOOP/STACK), Eagle Ford Shale, Permian Basin, Marcellus/Utica Shale, DJ/Powder River Basin, Haynesville Shale and Fayetteville Shale.

Our coiled tubing units are used in the provision of well-servicing and workover applications, or in support of unconventional completions. Our rig-assisted snubbing units are used in conjunction with a workover rig to insert or remove downhole tools or in support of other well services while maintaining pressure in the well, or in support of unconventional completions. Our nitrogen pumping units provide a non-combustible environment downhole and are used in support of other pressure control or well-servicing applications. Our fluid pumping units are used to provide pump-down services for deployment of tools downhole during completion and workover activities.

We also offer highly-technical and specialized well control services, which are typically required in response to emergencies at the well, particularly fires and blowouts. Our team is comprised of oilfield services veterans with extensive domestic and international experience in well control operations dating back to the 1980s.

We have in-house manufacturing and repair capabilities through our 120,000 square foot facility in Oklahoma City, Oklahoma that differentiates us and provides us with the ability to create customized solutions and make efficient repairs. These capabilities provide us the flexibility to customize coiled tubing and rig-assisted snubbing equipment, which has led to improved safety designs, decreased rig-up time and overall efficiency.

Wireline Services

Our wireline services business segment principally works in connection with hydraulic fracturing services in the form of pump-down services for setting plugs between frac stages, as well as the deployment of perforation equipment in connection with “plug-and-perf” operations. Our ability to provide both the wireline and hydraulic fracturing services required for “plug-and-perf” completions increases efficiencies for our customers by reducing downtime between each process, which in turn allows us to complete more stages in a day and ultimately reduces the number of days it takes our customers to complete a well. We have 58 wireline units comprised of 52 trucks and 6 skid-mounted units, with 43% utilization for the month of March 2017. We also offer a full range of other pump-down and cased-hole wireline services, including electro-mechanical pipe-cutting and punching. We provide cased-hole production logging services, injection profiling, stimulation performance evaluation and water break-through identification through this business segment. Additionally, we provide industrial logging services for cavern, storage and injection wells, and we have exclusive licenses to operate the POINT® proprietary detection system and the SPACE® imaging and measurement platform in the U.S.

We established our wireline services business segment in 2014 to enter the horizontal “plug-and-perf” market which was highly-complementary to our pressure pumping services. We hired experienced management personnel and ordered new, custom built, cased-hole wireline trucks and equipment. The Archer Acquisition in December 2015 significantly expanded our fleet. As of March 31, 2017, we owned 58 wireline units and operated from eight facilities throughout the Permian Basin, Eagle Ford Shale and Mid-Continent region (including the SCOOP/STACK). We offer our wireline services in all markets in which we provide pressure pumping services. From January 2016 to March 2017, we have completed approximately 9,032 stages in the U.S. with a success rate of approximately 98.8%.

Industry Overview and Trends Impacting Our Business

Demand for our services is primarily driven by the level of drilling and completion activity by E&P companies, which has risen beginning in the second quarter of 2016 in response to rising commodity prices and increasing efficiencies from methods applied to the development of unconventional oil and natural gas wells in the U.S.

Improving Macro Outlook and U.S. E&P Activity Levels

Improving commodity prices. Crude oil prices have increased from their lows of $26.21 per Bbl in early 2016 to $48.32 per Bbl at the end of May 2017 (based on the Cushing West Texas Intermediate Spot Oil Price (“WTI”)), but remain 55% lower than a high of $107.26 per Bbl in June 2014. Natural gas prices have increased from their lows of $1.64 per MMBtu in early 2016 to $3.07 per MMBtu at the end of May 2017, but remain 62% lower than a high of $8.15 per MMBtu in February 2014. Drilling and completion activity in the U.S. has increased significantly with the rise in commodity prices.

Production increases favor U.S. unconventional plays. Improving supply and demand balances are expected to disproportionately benefit U.S. drilling and completion activities due to superior economics of many unconventional basins, as well as the more advantageous and stable business, legal and political environment in the U.S. as compared to other regions globally. The U.S. Energy Information Administration (“EIA”) is predicting global demand growth for oil and natural gas liquids (“NGLs”) of more than 3.1 million barrels per day (“MMBbl/d”) from 2016 to 2018. The EIA estimates that the U.S. will be among the largest benefactors of that demand growth, with U.S. oil and NGLs production estimated to rise by more than 1.7 MMBbl/d over the same period. The EIA also estimates that U.S. shale natural gas production will be a meaningful component of global natural gas production growth, with total U.S. natural gas production expected to rise by 47% between 2012 and 2040.

Rising domestic drilling rig counts. U.S. drilling activity has already rebounded significantly from the lows experienced in 2016. According to Baker Hughes, the U.S. land rig count has risen from its recent low of 374 rigs in May 2016 to approximately 881 rigs as of May 26, 2017, an increase of more than 136%. According to Spears & Associates, the total U.S. land rig count is expected to average 975 rigs in 2018, a material escalation relative to the 2016 average of 483 rigs.

Attractive Secular Trends Related to Unconventional Oil and Natural Gas Development

North American E&P companies have increasingly focused on exploiting unconventional oil and gas basins through the increased use of horizontal drilling and high intensity completion activities, supporting improved production of oil and natural gas. These trends are expected to continue as U.S. unconventional production continues to take an increasing share of total global production.

Increasing focus on horizontal drilling activity and high-efficiency rigs. We view the horizontal rig count as a reliable indicator of the overall level of demand for our services. According to Baker Hughes, horizontal rigs accounted for 84% of all total active rigs in the U.S. as of May 26, 2017, as compared to only 20% a decade earlier. Horizontal drilling allows E&P companies to drill wells with greater exposure to the economic payzone of a targeted formation, thus improving production. The advantages of horizontal drilling have increasingly led to greater demand for high-specification rigs that are more efficient at drilling in shale formations than older drilling rigs. Additionally, high-specification rigs which are capable of pad drilling operations have become more prevalent in North America and enable the operator to drill more wells per rig per year than older rigs. According to Spears & Associates, the average annual number of wells drilled per rig in the U.S. has risen from 24 in 2012 to 30 in 2016.

Longer lateral lengths and greater completions intensity per well. Completion of horizontal wells has evolved to require increasingly longer laterals and more hydraulic fracturing stages per horizontal well, which increase the exposure of the wellbore to the reservoir and improve production of the well. Hydraulic fracturing operations are conducted via a number of discrete stages along the lateral section of the wellbore. As wellbore lengths have increased, the number of hydraulic fracturing stages has continued to rise. According to Spears & Associates, from 2014 to 2016 the average number of stages per horizontal well increased from 26 stages per well to 35 stages per well and is expected to further increase to an average of 48 stages per horizontal well in 2018. The market has also trended toward larger scale hydraulic fracturing operations, characterized by more HHP per well. This requires a greater number of hydraulic fracturing units per fleet to execute a completion job. These trends, along with the overall expected, continued recovery of U.S. drilling and completion activity, favor continued growth of the hydraulic fracturing sector. Spears & Associates forecasts that U.S. demand for HHP is expected to increase more than 114% from the fourth quarter of 2016 to the fourth quarter of 2018.

Favorable Competitive Environment

Our scale is a differentiator in a fragmented market. The markets we serve, and the oilfield services market in general, are characterized by fragmentation and consist of a large number of small independent operators serving these markets. We believe our relative scale is a differentiator, as we are a leading independent provider of directional drilling and pressure control services and have significant scale in both our pressure pumping and wireline services.

Market for our services is tightening. We are well positioned for the ongoing recovery we are experiencing in each of our business segments, all of which have already realized pricing improvement from the lows observed in 2016. Our improving outlook in both activity levels and margin performance are based on our relative scale and strong positioning in each of our four business segments.

While we believe these trends will benefit us, our markets may be adversely affected by industry conditions that are beyond our control. For example, the overall decline in oil prices from their high levels in 2014 to their low levels in 2016 and the uncertainty regarding the sustainability of current oil prices has materially affected and may continue to materially affect the demand for our services and the rates that we are able to charge. For more information on this and other risks to our business and our industry, please read “Risk Factors—Risks Related to Our Business and Industry.”

Competitive Strengths

We believe we will be able to successfully execute our business strategies because of the following competitive strengths:

•	Multi-service offering with a complementary suite of products and services. Our multi-service offering and our operational flexibility position us to serve a broad number of E&P companies with a variety of service needs critical to their operations. We provide a diverse set of services to our customers, from the well planning and drilling phase (directional drilling services) through the completion phase (pressure pumping, wireline and pressure control services) and production phase (pressure control services). Our position across the well lifecycle provides us with opportunities to cross-sell our products and services to customers and further strengthens our relationships.

•	Modern assets supported by in-house manufacturing, repair and maintenance capabilities. Our modern equipment allows us to deliver reliable services to our customers, while minimizing downtime and increasing efficiency. In our directional drilling services business segment, our in-house ability to rebuild, upgrade and customize our equipment improves operational performance and reliability and differentiates us from some of our competitors that rent MWD kits and outsource maintenance to third parties. Our high-quality pressure pumping equipment was largely built within the last five years, and we fully maintained our active fleet throughout the recent industry downturn to ensure optimal reliability and performance. In addition, in our pressure pumping services business segment, we retrofit and perform maintenance on certain frac pumps and blenders. In our pressure control services business segment, we manufacture certain components and assemble coiled tubing and rig-assisted snubbing equipment, including customized equipment configurations which have led to improved safety designs, decreased rig-up time and overall ease of operations. We believe our in-house manufacturing, repair and maintenance capabilities allow us to continuously optimize and maintain our equipment and ensure high levels of operational capabilities and reliability across all of our business segments. We believe our modern assets increase our ability to deliver strong operational performance for our customers, result in more revenue generating days on the wellsite and increase profitability.

•	Significant operating leverage to the recovery. We have a large fleet of well-maintained assets that are positioned to benefit from the continued recovery in upstream capital spending. We have significant equipment capacity across most of our service lines that is ready to deploy at a minimal cost, providing us with operating leverage to the continuing recovery in unconventional oil and natural gas activity as both utilization and pricing increase. Prior to the downturn, we believe that we generated strong margins and returns on capital compared to our peers and we are currently well-positioned to achieve similar results in the current market. In addition, during the recent downturn in the oil and natural gas industry, we focused on streamlining our business by increasing efficiencies and reducing costs to further enhance returns while increasing scale with the Archer Acquisition to create a platform well-positioned for growth.

•

Diversified geographical base with in-basin scale. Our operations are geographically diversified across many of the most active unconventional plays and conventional basins throughout the U.S. Our directional drilling services business segment operates in the Permian Basin, Eagle Ford Shale, Mid-Continent region (including the SCOOP/STACK), Marcellus/Utica Shale and DJ/Powder River Basin. Our pressure pumping services business segment has historically operated in the Mid-Continent region (including the SCOOP/STACK) where we have a leading market position, as well as the Rocky Mountain region (including the Williston Basin) and the Permian Basin. Our pressure control services business segment operates in the Mid-Continent region (including the SCOOP/

STACK), Eagle Ford Shale, Permian Basin, Marcellus/Utica Shale, DJ/Powder River Basin, Haynesville Shale, Fayetteville Shale and Williston Basin (including the Bakken Shale), providing access across the continental U.S. Lastly, our wireline services business segment provides services throughout the Permian Basin, Eagle Ford Shale and Mid-Continent region (including the SCOOP/STACK), Haynesville Shale and the DJ/Powder River Basin. These expansive operating bases provide us with access to a number of nearby unconventional crude oil and natural gas basins, both with existing customers expanding their production footprint and third parties acquiring new acreage. Our proximity to existing and prospective customer activities allows us to anticipate or respond quickly to such customers’ needs and efficiently deploy our assets.

•	The following map demonstrates our broad geographic footprint:

•	High-quality and diverse customer base supported by strong relationships. As a result of our extensive business history, our management and operating teams have developed longstanding relationships with our customers and suppliers. Across our four business segments, the average length of our relationships with our ten largest customers by revenue for the year ended December 31, 2016 was eight years. We have an extensive and diverse customer base, having served more than 750 customers in 2016, with our largest customer accounting for less than 10% of revenue for the year ended December 31, 2016.

•	Seasoned and qualified workforce with strong safety track record and culture. We believe a key competitive advantage is our retention of a highly-skilled, well-trained core employee base that enables us to provide reliable and safe services for our customers. Safety is essential to all aspects of our business. Many of our customers impose minimum safety requirements on their service providers, and some of our competitors are not permitted to bid on work for certain customers because they do not meet those customers’ minimum safety requirements. Our safety track record and reputation impacts our ability to retain and attract new customers. As a result, safety is one of our most important tenets.

•	Experienced management and operating team with track record of achieving growth organically and selectively through acquisitions. Our executive management team has an average of 21 years of experience in the energy industry and has overseen the growth of our business segments through both organic means and by integrating several successful, accretive acquisitions. Our four business segments are led by seasoned, cycle-tested managers with an average of 32 years of experience and eight years of service with QES and predecessor companies. Most of our division heads have been affiliated with their respective divisions before acquisition by QES. In addition, our field managers have geological and engineering expertise in the areas in which they operate and understand the regional challenges that our customers face. We believe their knowledge of our industry and business segments enhances our ability to provide client-focused and basin-specific customer service, which we also believe strengthens our relationships with our customers. Our retention of our highly-skilled managers and employees through the industry downturn has resulted in strong operational performance and execution for our customers.

•	Balance sheet flexibility to pursue multiple accretive growth opportunities. After giving effect to this offering and the use of net proceeds therefrom to fully repay all outstanding borrowings under our revolving credit facility (the “Revolving Credit Facility”) and our term loan (the “Term Loan”) and the remainder for general corporate purposes, as of March 31, 2017, we would have $ million of cash on hand, providing us with the flexibility to pursue opportunities to grow our business.

Business Strategies

Our principal business objective is to create value for stockholders by profitably and safely continuing to pursue accretive growth opportunities, including organic investments in each of our four business segments, as well as acquisitions in our existing and complementary lines of business. In addition to these growth strategies, we also intend to achieve our business objectives through successfully meeting existing customer demand and exceeding customer expectations in each of our four business segments in conventional and unconventional basins across the U.S. We believe our diversified services address a wide range of customer needs, and the suite of products and services we offer allow us to provide our customers with the specialized products and services that we view as key to efficient hydrocarbon recovery. We expect to achieve this objective through the following business strategies:

•

Achieve operational excellence through our focus on performance and reliability. We believe that our services are differentiated from our competitors by our operational excellence and high levels of reliability. During the recent downturn in the oil and natural gas industry, we pursued enhancements to our repair and maintenance capabilities, which have led to improved reliability and operational performance. Higher reliability on the well site translates into more revenue days on site and increases our profitability, while delivering a high level of services to our customers. As a result, we continue to set new company records for our directional drilling services business segment, recently completing a job where we averaged 5,000 feet drilled in every 24-hour period throughout the well, and we routinely exceed customer plans for time to a targeted depth. We regularly achieve a high post-job customer satisfaction rate in our pressure pumping services business segment. In our pressure control services business segment, we recently completed a coiled tubing job with 100 plus plugs drilled and in our wireline services business segment we achieved a success rate of over 98% in the year ended 2016.

•	Capitalize on the recovery of the oil and gas industry. Our suite of products and services is specifically designed for the U.S. onshore unconventional oil and gas industry. We plan to capitalize on the anticipated growth in activity and expected recovery in utilization and pricing as we deploy our modern assets across our four business segments. Many of our assets are ready to deploy at minimal cost and will return to work as we see attractive high return opportunities. For example, as of March 31, 2017, utilization for our directional drilling MWD kits, coiled tubing units, rig-assisted snubbing units and wireline units was 33%, 37%, 18% and 43%, respectively, with 33%, 50%, 71% and 47% available to deploy at a minimal cost, respectively. In addition, approximately 90% of our directional drilling revenue is from “follow-me rigs” which is generally recurring activity as we follow a drilling rig from well-to-well. With increasing use of pad drilling and reactivation of rigs, we have increased the number of “follow-me rigs” from approximately 27 in the second quarter of 2016, to 52 as of March 31, 2017. In our pressure pumping services business segment, we recently deployed 63,000 of frac HHP in February 2017 at a cost of $1.5 million and we are evaluating reactivating an incremental 54,500 frac HHP at a cost of approximately $4.2 million. The breadth of our operations across the U.S. allows us to effectively capitalize on recovery trends, and we will strategically deploy our assets in response to the most profitable opportunities in the market.

•	Pursue continued growth in our existing business segments. We intend to continue evaluating organic growth opportunities that build scale in our existing services and geographies, while meeting our threshold for targeted financial returns.

•	Cross-sell our complementary services. We believe our multi-service offering, brand recognition and strong relationships with our customers will continue to allow us to successfully cross-sell our services to new and existing customers. We plan to complete a full rebranding of our business in the second quarter of 2017 to align all business segments under the QES brand. Offering a broader range of services for the same customers will further strengthen our existing customer relationships and increase profitability. For example, we bundled our pressure pumping services, wireline services and coiled tubing services for a customer on a single well site in 2016, demonstrating the complementary nature of our multi-service offering. Additionally, we continue to cross-sell our wireline services and pressure pumping services for “plug-and-perf” hydraulic fracturing strategies with our customers.

•	Strategically pursue organic growth opportunities. We believe we have a strong track record of identifying opportunities to increase the size of our existing business segments through purchases of new or refurbished equipment. Historically, we have generated high returns through the purchase of new assets for existing business lines and will continue to focus on such opportunities going forward. For example, since the acquisition of DDC in 2007, we organically increased the number of MWD kits available for deployment for directional drilling jobs from ten to 63 at December 31, 2015 (prior to the Archer Acquisition). Additionally, from the time of the acquisition of COWS in 2006 until December 31, 2014 (prior to the CAF Acquisition), we increased our pressure pumping HHP capacity by approximately 778% almost entirely through organic means.

•	Evaluate strategic, accretive acquisitions. We intend to evaluate accretive acquisitions to strategically enhance our scale and market position in our existing business segments and to add complementary service offerings, while meeting our threshold for targeted financial returns. Our management team has a demonstrated track record of acquiring, consolidating and integrating acquisitions that have realized meaningful synergies and created value for the common unitholders of Quintana Energy Services LP. For example, we completed the Archer Acquisition in late 2015, which significantly increased scale and market position in our existing business segments, added new customer relationships and provided a new service offering (pressure control services). We identified and realized total annual cost savings of approximately $20.0 million through the closure and consolidation of facilities and operating cost synergies. We will continue to pursue accretive acquisitions leveraging our balance sheet flexibility following the offering to facilitate the continued expansion of our asset base, customer base, geographic presence and service offerings, which we believe will permit us to increase our market leadership position and returns for stockholders. We expect that the highly fragmented nature of our industry will afford us the opportunity to make strategic and accretive acquisitions, primarily of independent services companies, leveraging our acquisition and integration expertise.

•	Continue our focus on customer service and safety. We value our reputation for reliable and qualified personnel and safe operations, and our corporate culture focuses on safety and customized and high quality customer service. Employee development and training is a vital part of our efforts to strengthen our organization and ensure we have an experienced and qualified workforce focused on providing the highest level of customer service while maintaining safe operations. We have a dedicated facility in Ponca City, Oklahoma where we educate and train both new and experienced members of our completion and production services workforce. Additionally, we are in the process of developing a similar training facility in Willis, Texas focused on providing customized education and training to our directional drilling services workforce. Our training programs include classroom and hands-on field work to provide our employees the training required to safely and effectively deliver the results that meet or exceed our customers’ specifications and requirements. We seek to increase productivity, efficiency and performance through our employees by providing an environment for ongoing learning both in the classroom and the field. We believe our focus on continuous training and employee development allows us to build long-term relationships with our employees and increases our ability to deliver high-quality services to our customers and our focus on safety has resulted in a total recordable incident rate below industry average.

Corporate Reorganization

At or immediately prior to the closing of this offering:

•	All outstanding warrants held by Archer Holdco LLC (“Archer Holdco,” an affiliate of Archer), Robertson QES Investment LLC (“Robertson QES”) and Geveran Blocker, LLC (“Geveran”) will be exercised for common units of Quintana Energy Services LP; and

•	Quintana Energy Services Inc., the issuer of common stock in this offering, will directly or indirectly acquire all of the outstanding equity of Quintana Energy Services LP. As a result, Quintana Energy Services Inc. will become the holding company for Quintana Energy Services LP and its subsidiaries.

The following diagram illustrates our simplified ownership structure immediately following this offering and our corporate reorganization (assuming that the underwriters’ option to purchase additional shares is not exercised):

Our Principal Stockholders

Upon completion of this offering and following the exercise of all of the outstanding warrants and their exchange for common stock, (i) Quintana will initially own                 shares of common stock, representing approximately     % of our outstanding shares of common stock (or     % if the underwriters’ option to purchase additional shares is exercised in full), (ii) Archer will initially own approximately                 shares of common stock, representing approximately     % of our outstanding shares of common stock (or     % if the underwriters’ option to purchase additional shares is exercised in full), (iii) Geveran will initially own approximately                 shares of common stock (or                 shares if the underwriters’ option to purchase additional shares is exercised in full), and (iv) Robertson QES will initially own approximately                 shares of common stock, representing approximately     % of our outstanding shares of common stock, representing approximately     % (or     % if the underwriters’ option to purchase additional shares is exercised in full) of our outstanding shares of common stock. Quintana, Archer, Geveran and Robertson QES are collectively known as our “Principal

Stockholders.” For more information on our reorganization and the ownership of our common stock by our Principal Stockholders, see “Summary—Corporate Reorganization” and “Principal and Selling Stockholders.”

Quintana, Archer, Geveran and Robertson QES each own a substantial interest in us. Quintana is a private equity fund with control-oriented equity investments across the oil and natural gas, coal and power industries utilizing approximately $1 billion in capital commitments. Quintana is managed by highly experienced investors in the energy and natural resources industries, including Corbin J. Robertson, Jr. The cornerstone of Quintana’s investment philosophy is to make long-term investments where its expertise in operating and managing assets can be utilized to accelerate and maximize value. Archer’s parent company is Archer Limited, an oilfield services company listed on the Oslo Stock Exchange. Archer previously operated its pressure pumping, pressure control, directional drilling and wireline businesses in the U.S. from 2011 to 2015 prior to contributing them to QES in December 2015 for an equity position in the Company. Geveran is an investment company indirectly owned by trusts established by Mr. John Fredriksen for the benefit of his immediate family.

In addition, our amended and restated equity rights agreement (the “Equity Rights Agreement”) provides Quintana with the right to appoint two directors to our board of directors, provides Archer with the right to appoint two directors to our board of directors and provides Geveran with the right to appoint one director to our board of directors. Due to the Equity Rights Agreement, the Principal Stockholders will also be deemed a group for purposes of certain rules and regulations of the Securities and Exchange Commission (the “SEC”). As a result, we expect to be a controlled company within the meaning of the New York Stock Exchange (the “NYSE”) corporate governance standards. See “Summary—Controlled Company Status” and “Management—Status as a Controlled Company.”

Risk Factors

Investing in our common stock involves risks. You should read carefully the section of this prospectus entitled “Risk Factors” beginning on page 24 for an explanation of these risks before investing in our common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and a loss of all or part of your investment.

•	Our business depends on domestic capital spending by the oil and natural gas industry, and reductions in capital spending could have a material adverse effect on our business, financial condition and results of operations.

•	We have operated at a loss in the past and there is no assurance of our profitability in the future.

•	Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.

•	We face intense competition that may cause us to lose market share and could negatively affect our ability to market our services and expand our operations.

•	We rely on a limited number of third parties for sand, proppant and chemicals, and delays in deliveries of such materials, increases in the cost of such materials or our contractual obligations to pay for materials that we ultimately do not require could harm our business, results of operations and financial condition.

•	Our assets require significant amounts of capital for maintenance, upgrades and refurbishment and may require significant capital expenditures for new equipment.

•	Delays or restrictions in obtaining permits by us for our operations or by our customers for their operations could impair our business.

•	Federal or state legislative and regulatory initiatives relating to induced seismicity could result in operating restrictions or delays in the drilling and completion of oil and natural gas wells that may reduce demand for our services and could have a material adverse effect on our business, financial condition and results of operations.

•	We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

•	We rely on a few key employees whose absence or loss could adversely affect our business.

•	The Principal Stockholders have the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other stockholders.

•	Quintana and its affiliates are not limited in their ability to compete with us, Archer and its affiliates will not be limited in their ability to compete with us in the future, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable Quintana or Archer to benefit from corporate opportunities that might otherwise be available to us.

Emerging Growth Company Status

We are an “emerging growth company” within the meaning of the federal securities laws. As a result, unlike other public companies, we are not required to provide three years of audited financial statements and management’s discussion and analysis of financial conditions and results of operations in this prospectus. Additionally, for as long as we are an emerging growth company, unlike other public companies, we will not be required to:

•	provide five years of selected financial data;

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”);

•	comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	obtain approval from holders of common stock of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which we have $1.07 billion or more in annual revenues;

•	the last day of the fiscal year in which we have at least $700.0 million in market value of our common stock held by non-affiliates as of the end of our second fiscal quarter;

•	when we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of this offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We may take advantage of these provisions until we are no longer an emerging growth company. Accordingly, the information that we provide you may be different than what you receive from other public companies in which you hold equity interests.

Controlled Company Status

Because the Principal Stockholders will initially own                 shares of common stock, representing approximately                 % of the voting power of our company following the completion of this offering, and because the Principal Stockholders will be deemed a group as a result of the Equity Rights Agreement, we expect to be a controlled company as of the completion of the offering under Sarbanes-Oxley and rules of the NYSE. A controlled company does not need its board of directors to have a majority of independent directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date and at least three independent directors on our audit committee within one year of the listing date. We expect to have two independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and rules of the NYSE, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. While not currently mandatory given our controlled company status, we have voluntarily established a compensation committee that will be composed entirely of independent directors as of the closing of this offering.

Initially, our board of directors will consist of a single class of directors each serving one-year terms. After we cease to be a controlled company, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for “cause.” See “Management—Status as a Controlled Company.”

Our Offices

Our principal executive offices are located at 1415 Louisiana Street, Suite 2900, Houston, Texas 77002, and our telephone number at that address is (832) 518-4094. Our website address is www.quintanaenergyservices.com. Information contained on our website does not constitute part of this prospectus.

THE OFFERING

Shares of common stock offered by us	shares.

Shares of common stock offered by the selling stockholders	shares if the underwriters’ option to purchase additional shares is exercised in full.

Shares of common stock to be outstanding immediately after completion of this offering and the exercise of all outstanding warrants	shares.

Shares of common stock owned by the Existing Investors immediately after completion of this offering and the exercise of all outstanding warrants	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Use of proceeds	We expect to receive approximately $ million of net proceeds from the sale of common stock offered by us after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use the proceeds of this offering for the repayment of all outstanding borrowings under our Revolving Credit Facility and Term Loan and for general corporate purposes. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. Please see “Use of Proceeds.”

Conflicts of Interest	An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under our Revolving Credit Facility and will receive more than 5% of the net proceeds of this offering due to the repayment of borrowings thereunder. Accordingly, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” in respect to, the registration statement and this prospectus. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically those inherent in Section 11 of the Securities Act. Please read “Underwriting (Conflicts of Interest)”.

Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.

Listing symbol	We intend to apply to list our common stock on the NYSE under the symbol “QES.”

Reserved Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the common stock offered by this prospectus for sale to persons who are directors, officers or employees of us or our affiliates and certain other persons with relationships with us and our affiliates at the public offering price. The sales will be made by the underwriters through a reserved share program. We do not know if these persons will choose to purchase all or any portion of such reserved shares, but any purchases they do make will reduce the number of shares available to the general public. To the extent the allotted shares are not purchased in the reserved share program, we will offer these shares to the public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any directors or executive officers purchasing such reserved shares will be prohibited from selling such stock for a period of 180 days after the date of this prospectus. Please read “Underwriting (Conflicts of Interest).”

Risk Factors	You should carefully read and consider the information beginning on page 24 of this prospectus set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

Quintana Energy Services Inc. was incorporated in April 2017 and does not have historical financial operating results. The following table shows summary historical and pro forma consolidated financial data, for the periods and as of the dates indicated, of Quintana Energy Services LP, our accounting predecessor. The summary historical consolidated financial data of our predecessor as of March 31, 2017 and for the three months ended March 31, 2017 and 2016 were derived from our unaudited consolidated financial statements of our predecessor included elsewhere in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The summary historical consolidated financial data of our predecessor as of and for the years ended December 31, 2016 and 2015, respectively, were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary historical consolidated financial data of our predecessor as of and for the year ended December 31, 2014 were derived from the audited consolidated financial statements of our predecessor not included in this prospectus. The unaudited pro forma information is presented to give effect to income taxes assuming we operated as a taxable corporation since January 1, 2016.

The historical results of our predecessor are not necessarily indicative of future operating results. You should read the following table in conjunction with ‘‘Use of Proceeds,’’ ‘‘Capitalization,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Summary—Corporate Reorganization” and the historical consolidated financial statements of our predecessor and accompanying notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(unaudited)
	(in thousands, except unit and per unit data)
Statement of Operations Data:
Revenue:
Directional drilling services	$31,149	$17,637	$75,326	$98,129	$212,629
Pressure pumping services	26,503	20,285	45,165	85,485	189,663
Pressure control services	18,524	12,594	52,388	—	—
Wireline services	9,263	11,270	37,549	5,641	—

Total revenue	85,439	61,786	210,428	189,255	402,292

Direct operating expenses:
Directional drilling services	23,584	15,655	58,834	75,494	141,974
Pressure pumping services	21,162	23,117	50,828	69,175	124,216
Pressure control services	15,351	12,647	47,926	—	—
Wireline services	6,739	7,483	25,340	8,399	—

Total direct operating expenses	66,836	58,902	182,928	153,068	266,190
General and administrative expenses	17,744	20,673	73,600	51,798	42,360
Depreciation and amortization	11,594	21,269	78,661	39,682	29,548
Fixed asset impairment	—	—	1,380	—	—
Goodwill impairment	—	—	15,051	40,250	—
Gain on bargain purchase	—	—	—	(39,991)	—
Loss (gain) on disposition of assets, net	(1,657)	(210)	5,375	302	—

Operating income (loss)	(9,078)	(38,848)	(146,567)	(55,854)	64,194
Interest expense, net	(2,601)	(1,460)	(8,015)	(3,086)	(1,837)

Loss before tax	(11,679)	(40,308)	(154,582)	(58,940)	62,357
Income tax (expense) benefit	6	34	(167)	(101)	(195)

Net income (loss)	$(11,673)	$(40,274)	$(154,749)	$(59,041)	$62,162

Net loss per common unit:
Basic	$(0.03)	$(0.10)	$(0.37)	$(0.25)
Diluted	$(0.03)	$(0.10)	$(0.37)	$(0.25)
Weighted average common units outstanding:
Basic	417,441	415,795	417,032	232,318
Diluted	417,441	415,795	417,032	232,318
Pro Forma Information (unaudited)(1):
Net loss	$(11,673)		$(154,749)
Pro forma provision for income taxes	4,237		56,174

Pro forma net loss	$(7,436)		$(98,575)

Pro forma net loss per share of common stock:
Basic	$(0.02)		$(0.24)
Diluted	$(0.02)		$(0.24)
Weighted average pro forma shares of common stock outstanding:
Basic	417,441		417,032
Diluted	417,441		417,032

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(unaudited)
	(in thousands, except unit and per unit data)
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(19,475)	$(5,758)	$(42,835)	$32,075	$68,077
Investing activities	24,126	(373)	2,266	(54,438)	$(46,103)
Financing activities	(6,004)	20,873	46,525	15,684	$(15,756)
Other Financial Data:
Segment Adjusted EBITDA:
Directional drilling services	$3,734	$(3,086)	$(76)	$2,502	$48,644
Pressure pumping services	3,693	(8,254)	(19,372)	(2,497)	44,832
Pressure control services	(260)	(2,001)	(5,804)	—	—
Wireline services	(1,420)	(1,180)	(6,161)	(5,833)	—
Adjusted EBITDA (unaudited)(2)	$3,972	$(15,481)	$(36,679)	$(9,173)	$93,742
Purchases of property, plant and equipment	$(4,212)	$(646)	(7,340)	(14,555)	(51,534)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$10,956	$21,005	$12,219	$6,263	12,942
Total assets	258,055	357,491	273,055	376,337	278,388
Long-term debt, net of discount and deferred financing costs(3)	111,834	97,000	116,463	—	59,759
Total liabilities	163,604	142,854	166,931	124,426	97,276
Total equity	94,451	214,638	106,124	251,911	181,112

(1)	Our predecessor was treated as a partnership for federal income tax purposes during the periods presented. As a result, essentially all of the taxable earnings and losses of our predecessor were passed through to its limited partners, and our predecessor did not pay federal income taxes at the entity level. At or immediately prior to the closing of this offering, we will directly or indirectly acquire all of the outstanding equity of our predecessor. As a result, we will become the holding company for our predecessor and its subsidiaries, and, because we will be a subchapter C corporation under the Internal Revenue Code of 1986, as amended, or the Code, all of our subsidiaries’ earnings will become subject to federal income tax. For comparative purposes, we have included pro forma financial data for the historical periods to give effect to income taxes assuming the earnings of these entities had been subject to federal income tax as a subchapter C corporation since inception. The unaudited pro forma data is presented for informational purposes only, and does not purport to project our results of operations for any future period or our financial position as of any future date.
(2)	Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. For a definition and description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated in accordance with GAAP, please read “Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”
(3)	All of our long-term debt balances as of December 31, 2015, totaling $77.0 million, were classified as current.

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies.

Adjusted EBITDA is not a measure of net income or cash flows as determined by U.S. generally accepted accounting principles (“GAAP”). We define Adjusted EBITDA as net income plus income taxes, net interest expense, depreciation and amortization, impairment charges, net loss on disposition of assets, transaction expenses, rebranding expenses, one-time settlement expenses, severance expenses, and equipment standup expense, and less gain on bargain purchase.

We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP, or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The following table presents reconciliations of Adjusted EBITDA to the most directly comparable GAAP financial measure for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015(1)	2014(1)
	(unaudited)
	(in thousands)
Adjustments to reconcile Adjusted EBITDA to net income (unaudited):
Net income (loss)	$(11,673)	$(40,274)	$(154,749)	$(59,041)	$62,162
Income tax (benefit)/expense	(6)	(34)	167	101	195
Interest expense, net	2,601	1,460	8,015	3,086	1,837
Depreciation and amortization expense	11,594	21,269	78,661	39,682	29,548
Fixed asset impairment	—	—	1,380	—	—
Goodwill impairment(2)	—	—	15,051	40,250	—
Gain on bargain purchase	—	—	—	(39,991)	—
Loss (gain) on disposition of assets, net	(1,657)	(210)	5,375	302	—
Transaction expense(3)	—	463	4,358	6,133	—
Rebranding expense(4)	1	—	2,237	—	—
One-time settlement expense(5)	1,439	—	1,740	—	—
Severance expense(6)	182	289	1,075	305	—
Equipment standup expense(7)	1,491	1,556	11	—	—

Adjusted EBITDA	$3,972	$(15,481)	$(36,679)	$(9,173)	$93,742

(1)	We closed the CAF Acquisition in January 2015 and the Archer Acquisition in December 2015. As a result, financial results relating to each acquisition for periods prior to the close of each of the aforementioned acquisitions are not reflected in the full year 2014 and 2015 results.
(2)	For 2015, represents a non-cash impairment charge related to our pressure pumping services segment. For 2016, represents a non-cash impairment charge related to our directional drilling services segment. See Note 4 to the financial statements included in this prospectus for additional detail.
(3)	For 2016, represents professional fees related to investment banking, accounting and legal services associated with entering into the Term Loan that were recorded in general and administrative expenses. For 2015, represents acquisition costs associated with the CAF Acquisition and Archer Acquisition that were recorded in general and administrative expenses.
(4)	Relates to expenses related to rebranding our business segments in 2016. In our actual performance for the year ended December 31, 2016, $2.2 million was recorded in general and administrative expenses.
(5)	Relates to settlements of lease termination costs in 2016. In our actual performance for the year ended December 31, 2016, $0.9 million was recorded in direct operating expenses and $0.8 million was recorded in general and administrative expenses.
(6)

Relates to severance expenses in 2016 incurred in connection with the integration of the Archer Acquisition as well as a program implemented to reduce head count in connection with the industry downturn. In our actual performance for the year ended December 31,

2016, $0.9 million was recorded in direct operating expenses and the remainder was recorded in direct operating expenses. In our actual performance for the year ended December 31, 2015, $0.3 million was recorded in general and administrative expenses and related to the one-time settlement of a non-compete agreement.
(7)	Relates to equipment standup costs in 2016. In our actual performance for the year ended December 31, 2016, $0.01 million was recorded in direct operating expenses.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Note Regarding Forward-Looking Statements” and the following risks before making an investment decision. If any of the following risks or uncertainties actually occur, our business, financial condition and results of operations could be materially adversely effected. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business depends on domestic capital spending by the oil and natural gas industry, and reductions in capital spending could have a material adverse effect on our business, financial condition and results of operations.

Our business is cyclical and directly affected by our customers’ capital spending to explore for, develop and produce oil and natural gas in the U.S. The significant decline in oil and natural gas prices that began in late 2014 has caused a reduction in the exploration, development and production activities of most of our customers and their spending on our services. These cuts in spending have curtailed drilling programs, which has resulted in a reduction in the demand for our services as compared to activity levels in late 2014, as well as the prices we can charge. In addition, certain of our customers could become unable to pay their vendors and service providers, including us, as a result of the decline in commodity prices. Reduced discovery rates of new oil and natural gas reserves in our areas of operation as a result of decreased capital spending may also have a negative long-term impact on our business, even in an environment of stronger oil and natural gas prices. Any of these conditions or events could adversely affect our operating results. If the recent recovery does not continue or our customers fail to further increase their capital spending, it could have a material adverse effect on our business, financial condition and results of operations.

Industry conditions are influenced by numerous factors over which we have no control, including:

•	expected economic returns to E&P companies of new well completions;

•	domestic and foreign economic conditions and supply of and demand for oil and natural gas;

•	the level of prices, and expectations about future prices, of oil and natural gas;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the level of global oil and natural gas E&P;

•	the level of domestic and global oil and natural gas inventories;

•	federal, state and local regulation of hydraulic fracturing activities, as well as E&P activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

•	U.S. federal, state and local and non-U.S. governmental taxes and regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves.

•	political and economic conditions in oil and natural gas producing countries;

•	actions by the members of the Organization of Petroleum Exporting Countries with respect to oil production levels and announcements of potential changes in such levels, including the failure of such countries to comply with production cuts announced in November 2016;

•	moratoriums on drilling activity resulting in a cessation of operation or a failure to expand operations;

•	global weather conditions and natural disasters;

•	worldwide political, military and economic conditions;

•	lead times associated with acquiring equipment and products and availability of qualified personnel;

•	the discovery rates of new oil and natural gas reserves;

•	stockholder activism or activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas;

•	the availability of water resources, suitable proppant and chemicals in sufficient quantities for use in hydraulic fracturing fluids;

•	advances in exploration, development and production technologies or in technologies affecting energy consumption;

•	the potential acceleration of development of alternative fuels;

•	the price and availability of alternative fuels;

•	merger and divestiture activity among oil and natural gas producers and drilling contractors; and

•	uncertainty in capital and commodities markets and the ability of oil and natural gas companies to raise equity capital and debt financing.

Any prolonged reduction in the overall level of E&P activities, whether resulting from changes in oil and natural gas prices or otherwise, could adversely impact us in many ways by negatively affecting:

•	our utilization, revenues, cash flows and profitability;

•	our ability to maintain or increase borrowing capacity;

•	our ability to obtain additional capital to finance our business and the cost of that capital; and

•	our ability to attract and retain skilled personnel.

The volatility of oil and natural gas prices may adversely affect the demand for our services and negatively impact our results of operations.

The demand for our services is primarily determined by current and anticipated oil and natural gas prices and the related levels of capital spending and drilling activity in the areas in which we have operations. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling of fewer new wells. This, in turn, could lead to lower demand for our services and may cause lower utilization of our assets. We have, and may in the future, experience significant fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices. For example, prolonged low commodity prices experienced by the oil and natural gas industry beginning in late 2014 and uncertainty about future prices even when prices increased, combined with adverse changes in the capital and credit markets, caused many E&P companies to significantly reduce their capital budgets and drilling activity. This resulted in a significant decline in demand for oilfield services and adversely impacted the prices oilfield services companies could charge for their services.

Prices for oil and natural gas historically have been extremely volatile and are expected to continue to be volatile. During the past three years, the posted WTI price for oil has ranged from a low of $26.21 per Bbl in February 2016 to a high of $107.26 per Bbl in June 2014. During 2016, WTI prices ranged from $26.21 to $54.06 per Bbl. If the prices of oil and natural gas continue to be volatile, reverse their recent increases or decline, our business, financial condition and results of operations may be materially and adversely affected.

We have operated at a loss in the past, and there is no assurance of our profitability in the future.

Historically, we have experienced periods of low demand for our services and have incurred operating losses. For example, in 2015 we had a net loss of $59.0 million and in 2016 we had a net loss of $154.7 million. In the future, we may not be able to reduce our costs, increase our revenues or reduce our debt service obligations sufficient to achieve or maintain profitability and generate positive operating income. Under such circumstances, we may incur further operating losses and experience negative operating cash flow.

Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.

Our operations are subject to hazards inherent in the oil and natural gas industry, such as, but not limited to, accidents, blowouts, explosions, craterings, fires, oil spills and releases of gases, hydraulic fracturing fluids or wastewater into the environment. These conditions can cause:

•	disruption in operations;

•	substantial repair or remediation costs;

•	personal injury or loss of human life;

•	significant damage to or destruction of property, and equipment;

•	environmental pollution, including groundwater contamination;

•	unusual or unexpected geological formations or pressures and industrial accidents;

•	impairment or suspension of operations; and

•	substantial revenue loss.

In addition, our operations are subject to, and exposed to, employee/employer liabilities and risks such as wrongful termination, discrimination, labor organizing, retaliation claims and general human resource related matters.

The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Claims for loss of oil and natural gas production and damage to formations can occur in the well services industry. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims.

We do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.

We face intense competition that may cause us to lose market share and could negatively affect our ability to market our services and expand our operations.

The oilfield services business is highly competitive. Some of our competitors have a broader geographic scope, greater financial and other resources, or other cost efficiencies. Additionally, there may be new companies that enter our business, or re-enter our business with significantly reduced indebtedness following emergence from bankruptcy, or our existing and potential customers may develop their own service businesses. Our ability to maintain current revenue and cash flows and our ability to market our services and expand our operations could be adversely affected by the activities of our competitors and our customers. If our competitors substantially increase the resources they devote to the development and marketing of competitive services or substantially decrease the prices at which they offer their services, we may be unable to effectively compete. All of these competitive pressures could have a material adverse effect on our business, financial condition and results of operations. Some of our larger competitors provide a broader range of services on a regional, national or worldwide basis. These companies may have a greater ability to continue oilfield service activities during periods of low commodity prices and to absorb the burden of present and future federal, state, local and other laws and regulations.

We may be unable to implement price increases or maintain existing prices on our core services.

We generate revenue from our core service lines, the majority of which is provided on a spot market basis. Pressure on pricing for our core services, including due to competition and industry and/or economic conditions, may impact, among other things, our ability to implement price increases or maintain pricing on our core services. We operate in a very competitive industry and, as a result, we may not always be successful in raising or maintaining our existing prices. Additionally, during periods of increased market demand, a significant amount of new service capacity, including hydraulic fracturing equipment, may enter the market, which also puts pressure on the pricing of our services and limits our ability to increase or maintain prices. Furthermore, during periods of declining pricing for our services, we may not be able to reduce our costs accordingly, which could further adversely affect our profitability.

Even when we are able to increase our prices, we may not be able to do so at a rate that is sufficient to offset such rising costs. Also, we may not be able to successfully increase prices without adversely affecting our activity levels. The inability to maintain our prices or to increase our prices as costs increase could have a material adverse effect on our business, financial condition and results of operations.

We rely on a limited number of third parties for sand, proppant and chemicals, and delays in deliveries of such materials, increases in the cost of such materials or our contractual obligations to pay for materials that we ultimately do not require could harm our business, results of operations and financial condition.

We have established relationships with a limited number of suppliers of our raw materials (such as sand, proppant and chemicals). Should any of our current suppliers be unable to provide the necessary materials or otherwise fail to deliver the materials in a timely manner and in the quantities required, any resulting delays in the provision of services could have a material adverse effect on our business, financial condition and results of operations. Additionally, increasing costs of such materials may negatively impact demand for our services or the profitability of our business operations. In the past, our industry faced sporadic proppant shortages associated with hydraulic fracturing operations requiring work stoppages, which adversely impacted the operating results of several competitors. We may not be able to mitigate any future shortages of materials, including proppant. Furthermore, to the extent our contracts require us to purchase more materials, including proppant, than we ultimately require, we may be forced to pay for the excess amount under “take or pay” contract provisions

We have multi-year proppant supply contracts for 167,000 average annual tons through 2020. Although we expect these supply contracts will provide approximately 88% of our proppant needs for the remainder of 2017, we do not have contracts in place that are anticipated to supply all of our proppant needs. The proppant market remains highly competitive and relatively volatile. An increase in the cost of proppant as a result of increased demand or a decrease in the number of proppant providers as a result of consolidation could increase our cost of an essential raw material in hydraulic stimulation and have a material adverse effect on our business, financial condition and results of operations.

Our assets require significant amounts of capital for maintenance, upgrades and refurbishment and may require significant capital expenditures for new equipment.

Our pressure pumping and pressure control fleets and other drilling and completion service-related equipment require significant capital investment in maintenance, upgrades and refurbishment to maintain their competitiveness. The costs of components and labor have increased in the past and may increase in the future with increases in demand, which will require us to incur additional costs to upgrade any fleets we may acquire in the future. Our fleets and other equipment typically do not generate revenue while they are undergoing maintenance, upgrades or refurbishment. Any maintenance, upgrade or refurbishment project for our assets could increase our indebtedness or reduce cash available for other opportunities. Furthermore, such projects may require proportionally greater capital investments as a percentage of total asset value, which may make such projects difficult to finance on acceptable terms. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to potential or current customers. Additionally, competition or advances in technology within our industry may require us to update or replace existing fleets or build or acquire new fleets and equipment. Such demands on our capital or reductions in demand for our hydraulic fracturing fleets and the increase in cost of labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, financial condition and results of operations and may increase our costs.

Delays or restrictions in obtaining permits by us for our operations or by our customers for their operations could impair our business.

In most states, our operations and the operations of our oil and natural gas E&P customers require permits from one or more governmental agencies in order to perform drilling and completion activities, secure water rights, or other regulated activities. Such permits are typically issued by state agencies, but federal and local governmental permits may also be required. The requirements for such permits vary depending on the location where such regulated activities will be conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued and the conditions that may be imposed in connection with the granting of the permit. In addition, some of our customers’ drilling and completion activities may take place on federal land or Native American lands, requiring leases and other approvals from the federal government or Native American tribes to conduct such drilling and completion activities or other regulated activities. Under certain circumstances, federal agencies may cancel proposed leases for federal lands and refuse to grant or otherwise delay required approvals. Therefore, our customers’ operations in certain areas of the U.S. may be interrupted or suspended for varying lengths of time, causing a loss of revenue to us and adversely affecting our results of operations in support of those customers.

Federal or state legislative and regulatory initiatives related to induced seismicity could result in operating restrictions or delays in the drilling and completion of oil and natural gas wells that may reduce demand for our services and could have a material adverse effect on our business, financial condition and results of operations.

Our oil and natural gas E&P customers dispose of flowback and produced water or certain other oilfield fluids gathered from oil and natural gas E&P operations in accordance with permits issued by government authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change based on concerns of the public or governmental authorities regarding such disposal activities. One such concern relates to recent seismic events near underground disposal wells used for the disposal by injection of flowback and produced water or certain other oilfield fluids resulting from oil and natural gas activities. When caused by human activity, such events are called induced seismicity. Developing research suggests that the link between seismic activity and wastewater disposal may vary by region, and that only a very small fraction of the tens of thousands of injection wells have been suspected to be, or may have been, the likely cause of induced seismicity. In March 2016, the United States Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico, and Arkansas. In response to concerns regarding induced seismicity, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. For example, Oklahoma issued new rules for wastewater disposal wells in 2014 that imposed certain permitting and operating restrictions and reporting requirements on disposal wells in proximity to faults and also, from time to time, is developing and implementing plans directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations. The Texas Railroad Commission adopted similar rules in 2014. More recently, in December 2016, the Oklahoma Corporation Commission’s (“OCC”) Oil and Gas Conservation Division and the Oklahoma Geological Survey released well completion seismicity guidance, which requires operators to take certain prescriptive actions, including an operator’s planned mitigation practices, following certain unusual seismic activity within 1.25 miles of hydraulic fracturing operations. In addition, in February 2017, the OCC’s Oil and Gas Conservation Division issued an order limiting future increases in the volume of oil and natural gas wastewater injected belowground into the Arbuckle formation in an effort to reduce the number of earthquakes in the state. Further, ongoing lawsuits allege that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. These developments could result in additional regulation and restrictions on the use of injection wells by our customers to dispose of flowback and produced water and certain other oilfield fluids. Increased regulation and attention given to induced seismicity also could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing injection wells for waste disposal. Any one or more of these developments may result in our customers having to limit disposal well volumes, disposal rates or locations, or require our customers or third party disposal well operators that are used to dispose of customers’ wastewater to shut down disposal wells, which developments could adversely affect our customers’ business and result in a corresponding decrease in the need for our services, which could have a material adverse effect on our business, financial condition and results of operations.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities may serve to limit future oil and natural gas E&P activities and could have a material adverse effect on our business, financial condition and results of operations.

Currently, hydraulic fracturing is generally exempt from regulation under the U.S. Safe Drinking Water Act’s (“SDWA”) Underground Injection Control (“UIC”) program and is typically regulated by state oil and gas commissions or similar agencies.

However, several federal agencies have asserted regulatory authority over certain aspects of the process. For example, in February 2014, the U.S. Environmental Protection Agency (“EPA”) asserted regulatory authority pursuant to the SDWA’s UIC program over hydraulic fracturing activities involving the use of diesel and issued guidance covering such activities. The EPA also issued final Clean Air Act (“CAA”) regulations in 2012 that include New Source Performance Standards (“NSPS”) for completions of hydraulically fractured natural gas wells, compressors, controls, dehydrators, storage tanks, natural gas processing plants and certain other equipment. In June 2016, the EPA published final rules establishing new emissions standards for methane and additional standards for volatile organic compounds (“VOCs”) from certain new, modified and reconstructed equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities. In addition, in June 2016, the EPA published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants and, in May 2014, published an Advance Notice of Proposed Rulemaking regarding Toxic Substances Control Act reporting of the chemical substances and mixtures used in hydraulic fracturing. Also, the federal Bureau of Land Management (“BLM”) published a final rule in March 2015 that established new or more stringent standards relating to hydraulic fracturing on federal and American Indian lands but, in June 2016, a Wyoming federal judge struck down this final rule, finding that the BLM lacked authority to promulgate the rule. The BLM appealed the decision to the U.S. Circuit Court of Appeals for the Tenth Circuit in 2016. However, in March 2017, the BLM filed a request with the Tenth Circuit to put the appeal on hold pending rescission of the 2015 final rule. From time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process. In the event that new federal restrictions relating to the hydraulic fracturing process are adopted in areas where we or our E&P customers conduct business, we or our customers may incur additional costs or permitting requirements to comply with such federal requirements that may be significant and, in the case of our customers, also could result in added delays or curtailment in the pursuit of exploration, development, or production activities, which would in turn reduce the demand for our services.

Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states where we or our customers operate. For example, Texas, Colorado and North Dakota, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether, following the approach taken by the State of New York in 2015. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular.

In December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources “under some circumstances,” noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits.

Furthermore, certain interest groups in Colorado opposed to oil and natural gas development generally, and hydraulic fracturing in particular, have from time to time advanced various options for ballot initiatives that, if approved, would allow revisions to the state constitution in a manner that would make such E&P activities in the state more difficult in the future. For example, proponents of such initiatives sought to include on the Colorado November 2016 ballot certain amendments that, if approved, could, among other things, authorize local governmental control over oil and natural gas development in Colorado that could impose more stringent requirements than currently implemented under state law and regulation. These particular amendments failed to gather enough valid signatures to be placed on the November 2016 ballot. However, one other amendment that was placed on the Colorado 2016 ballot and approved by voters, Amendment 71, now makes it more difficult to place an initiative on the state ballot. Amendment 71 requires that in order to place an initiative on a state ballot in the future, signatures from 2% of registered voters must be obtained in each of the state’s 35 Senate districts and, further, must be approved by 55% of the vote rather than a simple majority. Nonetheless, even though recent past amendments seeking to restrict oil and natural gas development in Colorado failed to be placed on the ballot and Amendment 71 now makes it more difficult to place an initiative on the ballot, should ballot initiatives or local or state restrictions or prohibitions be adopted in the future in areas where we and our customers conduct operations that impose more stringent limitations on the production and development of oil and natural gas, we may incur significant costs to comply with such requirements or our customers may experience delays or curtailment in the pursuit of exploration, development, or production activities.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to, and litigation concerning, oil and natural gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays for our customers or increased operating costs in the production of oil and natural gas, including from the developing shale plays, or could make it more difficult for us and our customers to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our services and increased compliance costs and time, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in transportation regulations may increase our costs and negatively impact our business, financial condition and results of operations.

We are subject to various transportation regulations including as a motor carrier by the U.S. Department of Transportation and by various federal, state and tribal agencies, whose regulations include certain permit requirements of highway and safety authorities. These regulatory authorities exercise broad powers over our trucking operations, generally governing such matters as the authorization to engage in motor carrier operations, safety, equipment testing, driver requirements and specifications and insurance requirements. The trucking industry is subject to possible regulatory and legislative changes that may impact our operations, such as changes in fuel emissions limits, hours of service regulations that govern the amount of time a driver may drive or work in any specific period and limits on vehicle weight and size. As the federal government continues to develop and propose regulations relating to fuel quality, engine efficiency and greenhouse gas emissions, we may experience an increase in costs related to truck purchases and maintenance, impairment of equipment productivity, a decrease in the residual value of vehicles, unpredictable fluctuations in fuel prices and an increase in operating expenses. Increased truck traffic may contribute to deteriorating road conditions in some areas where our operations are performed. Our operations, including routing and weight restrictions, could be affected by road construction, road repairs, detours and state and local regulations and ordinances restricting access to certain roads. Proposals to increase federal, state or local taxes, including taxes on motor fuels, are also made from time to time, and any such increase would increase our operating costs. Also, state and local regulation of permitted routes and times on specific roadways could adversely affect our operations. We cannot predict whether, or in what form, any legislative or regulatory changes or municipal ordinances applicable to our logistics operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

Our operations and the operations of our E&P customers are subject to numerous federal, tribal, regional, state and local laws and regulations relating to protection of the environment, including natural resources, health and safety aspects of our operations and waste management, including the transportation and disposal of waste and other materials. These laws and regulations may impose numerous obligations on our operations and the operations of our customers, including the acquisition of permits to conduct regulated activities, the imposition of restrictions on the types, quantities and concentrations of various substances that can be released into the environment or injected in non-producing formations in connection with oil and natural gas E&P activities, the incurrence of capital expenditures to mitigate or prevent releases of materials from our equipment, facilities or from customer locations where we are providing services, the imposition of substantial liabilities for pollution resulting from our operations, and the application of specific health and safety criteria addressing worker protection. Any failure on our part or the part of our customers to comply with these laws and regulations could result in prohibitions or restrictions on operations, assessment of sanctions including administrative, civil and criminal penalties, issuance of corrective action orders requiring the performance of investigatory, remedial or curative activities or enjoining performance of some or all of our operations in a particular area and the occurrence of delays in the permitting or performance of projects.

Our business activities present risks of incurring significant environmental costs and liabilities, including costs and liabilities resulting from our handling of oilfield and other wastes, because of air emissions and wastewater discharges related to our operations, and due to historical oilfield industry operations and waste disposal practices. In addition, private parties, including the owners of properties upon which we perform services and facilities where our wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. Some environmental laws and regulations may impose strict liability, which means that in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Remedial costs and other damages arising as a result of environmental laws and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our business, financial condition and results of operations.

Laws and regulations protecting the environment generally have become more stringent in recent years and are expected to continue to do so, which could lead to material increases in costs for future environmental compliance and remediation. Changes in existing laws or regulations, or the adoption of new laws or regulations, could delay or curtail exploratory or developmental drilling for oil and natural gas and could limit well servicing opportunities. We may not be able to recover some or any of our costs of compliance with these laws and regulations from insurance.

The occurrence of explosive incidents could disrupt our and our customers’ operations and could adversely affect our business, financial condition and results of operations.

Our operations involve the handling of explosive materials for our wireline services provided to our oil and natural gas E&P customers. Despite our use of specialized facilities to store explosive materials and intensive employee training programs, the handling of explosive materials could result in incidents that temporarily shut down or otherwise disrupt our or our customers’ operations or could cause delays in the delivery of our services. It is possible that an explosion could result in death or significant injuries to employees and other persons. Material property damage to us, our customers and other third parties could also occur. Any explosive incident could expose us to adverse publicity or liability for damages or cause production delays, any of which developments could have a material adverse effect on our business, financial condition and results of operations.

Silica-related legislation, health issues and litigation could have a material adverse effect on our business, financial condition, results of operation and reputation.

We are subject to laws and regulations relating to human exposure to crystalline silica. Several federal and state regulatory authorities, including the Occupational Safety and Health Administration (“OSHA”), may continue to propose changes in their regulations regarding workplace exposure to crystalline silica, such as permissible exposure limits and required controls and personal protective equipment. We may not be able to comply with any new laws and regulations that are adopted, and any new laws and regulations could have a material adverse effect on our operating results by requiring us to modify or cease our operations. In addition, the inhalation of respirable crystalline silica is associated with the lung disease silicosis. There is recent evidence of an association between crystalline silica exposure or silicosis and lung cancer and a possible association with other diseases, including immune system disorders such as scleroderma. These health risks have been, and may continue to be, a significant issue confronting the hydraulic fracturing industry. Concerns over silicosis and other potential adverse health effects, as well as concerns regarding potential liability from the use of hydraulic fracture sand, may have the effect of discouraging our E&P customers’ use of hydraulic fracture sand. The actual or perceived health risks of handling hydraulic fracture sand could materially and adversely affect hydraulic fracturing service providers, including us, through reduced use of hydraulic fracture sand, the threat of product liability or employee or third party lawsuits, increased scrutiny by federal, state and local regulatory authorities of us and our customers or reduced financing sources available to the hydraulic fracturing industry.

We are exposed to potential liabilities arising from our business operations and, if realized, such liabilities will affect our business, financial condition, results of operations and reputation.

Our operations are subject to equipment malfunctions and failures, equipment misuse and defects, explosions and uncontrollable flows of oil, natural gas or well fluids and natural disasters that can cause personal injury, loss of life, damage to property, equipment, the environment or facilities and the suspension of operations. Any fluctuations in operating efficiencies affect our ability to deliver services to our customers on a timely basis, which could have a material adverse effect on our financial condition and results of operations. Despite our quality assurance measures, errors, defects or other performance problems could result in financial, reputational or other losses, including personal injury liability, costs of repair and clean-up and potential criminal and civil penalties and damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. Any errors, defects or other performance problems could adversely affect our reputation.

Generally, our customers agree to indemnify us against claims arising from their employees’ personal injury or death to the extent that, in the case of our well site services, their employees are injured or their properties are damaged by such operations, unless, in most instances, resulting from our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees, unless, in most instances, resulting from gross negligence or willful misconduct of the customer. In addition, our customers generally agree to indemnify us for loss or destruction of customer-owned property or equipment and in turn, we agree to indemnify our customers for loss or destruction of property or equipment we own. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, we might not succeed in enforcing such contractual allocation, might incur an unforeseen liability falling outside the scope of such allocation or may be required to enter into a service agreement with terms that vary from the above allocations of risk. As a result, we may incur substantial losses which could materially and adversely affect our business, financial condition and results of operations.

Although either we or our affiliates expect to maintain insurance at a level that we believe is consistent with that of similarly situated companies in our industry, we cannot guarantee that this insurance will be adequate to cover all liabilities. Further, insurance may not be generally available in the future or, if available, insurance premiums may make such insurance commercially unjustifiable.

Anti-indemnity provisions enacted by many states may restrict or prohibit a party’s indemnification of us.

We typically enter into agreements with our customers governing the provision of our services, which agreements usually include certain indemnification provisions for losses resulting from operations (see the preceding risk factor). Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Texas, Louisiana, New Mexico and Wyoming, have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such anti-indemnity acts may restrict or void a party’s indemnification of us, which could have a material adverse effect on our business, financial condition and results of operations.

Oil and natural gas companies’ operations using hydraulic fracturing are substantially dependent on the availability of water. Restrictions on the ability to obtain water for E&P activities and the disposal of flowback and produced water may impact their operations and have a corresponding adverse effect on our business, financial condition and results of operations.

Water is an essential component of shale oil and natural gas production during both the drilling and hydraulic fracturing processes. Our oil and natural gas E&P customers’ access to water to be used in these processes may be adversely affected due to reasons such as periods of extended drought, private, third party competition for water in localized areas or the implementation of local or state governmental programs to monitor or restrict the beneficial use of water subject to their jurisdiction for hydraulic fracturing to assure adequate local water supplies. The occurrence of these or similar developments may result in limitations being placed on allocations of water due to needs by third party businesses with more senior contractual or permitting rights to the water. Our customers’ inability to locate or contractually acquire and sustain the receipt of sufficient amounts of water could adversely impact their E&P operations and have a corresponding adverse effect on our business, financial condition and results of operations.

Moreover, the imposition of new environmental regulations and other regulatory initiatives could include increased restrictions on our E&P customers’ ability to dispose of flowback and produced water generated in hydraulic fracturing or other fluids resulting from E&P activities. Applicable laws, including the Federal Water Pollution Control Act (the “Clean Water Act”), impose restrictions and strict controls regarding the discharge of pollutants into waters of the U.S. and require that permits or other approvals be obtained to discharge pollutants to such waters. In May 2015, the EPA released a final rule outlining its position on the federal jurisdictional reach over waters of the U.S. This interpretation by the EPA may constitute an expansion of federal jurisdiction over waters of the U.S. The rule was stayed nationwide by the U.S. Sixth Circuit Court of Appeals in October 2015 as that appellate court and several other courts ponder lawsuits opposing implementation of the rule. In January 2017, the U.S. Supreme Court accepted review of the rule to determine whether jurisdiction rests in the federal district or appellate courts to hear challenges to the rule. In February 2017, President Trump issued an executive order directing the EPA and the U.S. Army Corps of Engineers (“Corps”) to review and, consistent with the applicable law, initiate rulemaking to rescind or revise the rule. During March 2017, the EPA and the Corps published a notice of intent to review and rescind or revise the rule, and the U.S. Department of Justice filed a motion with the U.S. Supreme Court requesting the court to stay this suit but in April 2017, the court denied the federal government’s motion. At this time, it is unclear what impact these actions will have on the implementation of the rule. Also, in June 2016, the EPA published final regulations prohibiting wastewater discharges from hydraulic fracturing and certain other natural gas operations to publicly-owned wastewater treatment plants. The Clean Water Act and analogous state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of pollutants and unauthorized discharges of reportable quantities of oil and hazardous substances. Compliance with current and future environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells and any inability to secure transportation and access to disposal wells with sufficient capacity to accept all of the flowback and produced water on economic terms may increase our customers’ operating costs and cause delays, interruptions or termination of our customers’ operations, the extent of which cannot be predicted.

Any future indebtedness could restrict our operations and adversely affect our financial condition.

As of March 31, 2017, we had $79.1 million of borrowings outstanding and $5.4 million outstanding letters of credit under the Revolving Credit Facility and the ability to incur an additional $14.6 million of borrowings. As of March 31, 2017, we had $41.1 million of borrowings outstanding under our Term Loan, including $1.1 million of capitalized interest. As of March 31, 2017, we had $4.3 million of capital leases. We expect to repay all outstanding indebtedness under the Revolving Credit Facility and the Term Loan with the proceeds from this offering.

Following this offering, we may incur indebtedness to fund capital expenditures and for working capital needs. Our level of indebtedness may adversely affect operations and limit our growth, and we may have difficulty making debt service payments on our indebtedness as such payments become due. Our indebtedness may affect our operations in several ways, including the following:

•	our indebtedness may increase our vulnerability to general adverse economic and industry conditions;

•	the covenants contained in the agreements that will govern our indebtedness limit our ability to borrow funds, dispose of assets, pay dividends and make certain investments;

•	our debt covenants will also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	any failure to comply with the financial or other covenants of our indebtedness could result in an event of default, which could result in some or all of our indebtedness becoming immediately due and payable;

•	our indebtedness could impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes; and

•	our business may not generate sufficient cash flows from operations to enable us to meet our obligations under our indebtedness.

Our Revolving Credit Facility and our Term Loan subject us to various financial and other restrictive covenants. These restrictions may limit our operational or financial flexibility and could subject us to potential defaults under our Revolving Credit Facility or our Term Loan.

Our Revolving Credit Facility and our Term Loan subject us to significant financial and other restrictive covenants, including, but not limited to, restrictions on incurring additional debt and certain distributions. Our ability to comply with these financial condition tests can be affected by events beyond our control and we may not be able to do so.

Our Revolving Credit Facility and Term Loan contain certain financial covenants, including a certain leverage ratio, a certain minimum fixed charge coverage ratio and a certain minimum liquidity level we must maintain. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revolving Credit Facility” and “Term Loan.”

Our indebtedness under Our Revolving Credit Facility and Term Loan may, among other things, limit our ability to sell assets, make loans to others, make investments, enter into mergers, hedge future production or interest rates, incur additional liens or pay dividends. Our indebtedness under the Revolving Credit Facility and Term Loan may also prevent us from taking advantage of certain business opportunities that arise. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Term Loan” and “Revolving Credit Facility” for more information regarding our obligations under the Term Loan and Revolving Credit Facility.

If we are unable to remain in compliance with the financial covenants of our Revolving Credit Facility and our Term Loan, then amounts outstanding thereunder may be accelerated and become due immediately. Any such acceleration could have a material adverse effect on our business, financial condition and results of operations.

Increases in interest rates could adversely impact the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.

Interest rates on future borrowings, credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our shares, and a rising interest rate environment could have an adverse impact on the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.

We may be adversely affected by uncertainty in the global financial markets and the deterioration of the financial condition of our customers.

Our future results may be impacted by the uncertainty caused by an economic downturn, volatility or deterioration in the debt and equity capital markets, inflation, deflation or other adverse economic conditions that may negatively affect us or parties with whom we do business resulting in a reduction in our customers’ spending and their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments or the failure of major suppliers to complete orders. Additionally, during times when the natural gas or crude oil markets weaken, our customers are more likely to experience financial difficulties, including being unable to access debt or equity financing, which could result in a reduction in our customers’ spending for our services. In addition, in the course of our business we hold accounts receivable from our customers. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our service contracts with such customer at significant expense or loss of expected revenues to us.

We rely on a few key employees whose absence or loss could adversely affect our business.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services could adversely affect our business. In particular, the loss of the services of one or more members of our management team, including our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Compliance Officer, Divisional Presidents, and certain of our Vice Presidents, could disrupt our operations. We do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

Our industry overall has experienced a high rate of employee turnover. Any difficulty we experience replacing or adding personnel could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon the available labor pool of skilled employees and may not be able to find enough skilled labor to meet our needs, which could have a negative effect on our growth. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. Our services require skilled workers who can perform physically demanding work. As a result of our industry volatility, including the recent and pronounced decline in drilling activity, as well as the demanding nature of the work, many workers have left the hydraulic fracturing industry to pursue employment in different fields. Though our historical turnover rates have been significantly lower than those of our competitors, if we are unable to retain or meet growing demand for skilled technical personnel, our operating results and our ability to execute our growth strategies may be adversely affected.

The growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

As a component of our business strategy, we intend to pursue selected, accretive acquisitions of complementary assets, businesses and technologies. Acquisitions involve a number of risks, including:

•	unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of acquired businesses, including environmental liabilities;

•	limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business, in order to comply with public reporting requirements;

•	potential losses of key employees and customers of the acquired business;

•	inability to commercially develop acquired technologies;

•	risks of entering markets in which we have limited prior experience; and

•	increases in our expenses and working capital requirements.

In addition, we may not have sufficient capital resources to complete additional acquisitions. We may incur substantial indebtedness to finance future acquisitions and also may issue equity or debt securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets. There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause use to refrain from, completing acquisitions.

Our ability to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems to attract, retain, motivate and effectively manage our employees. Our business, financial condition and results of operations may fluctuate significantly from quarter to quarter, based on whether or not significant acquisitions are completed in particular quarters.

Integrating acquisitions may be time-consuming and create costs that could reduce our net income and cash flows.

Part of our strategy includes pursuing acquisitions that we believe will be accretive to our business. If we consummate an acquisition, the process of integrating the acquired business may be complex and time consuming, may be disruptive to the business and may cause an interruption of, or a distraction of management’s attention from, the business as a result of a number of obstacles, including, but not limited to:

•	a failure of our due diligence process to identify significant risks or issues;

•	the loss of customers of the acquired company or our company;

•	negative impact on the brands or banners of the acquired company or our company;

•	a failure to maintain or improve the quality of customer service;

•	difficulties assimilating the operations and personnel of the acquired company;

•	our inability to retain key personnel of the acquired company;

•	the incurrence of unexpected expenses and working capital requirements;

•	our inability to achieve the financial and strategic goals, including synergies, for the combined businesses;

•	difficulty in maintaining internal controls, procedures and policies;

•	mistaken assumptions about the overall costs of equity or debt; and

•	unforeseen difficulties operating in new product areas or new geographic areas.

Any of the foregoing obstacles, or a combination of them, could decrease gross profit margins or increase selling, general and administrative expenses in absolute terms and/or as a percentage of net sales, which could in turn negatively impact our financial condition.

We may not be able to consummate acquisitions in the future on terms acceptable to us, or at all. In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions which are incorrect or inconsistent with our assumptions or approach to accounting policies. Any of these material obligations, liabilities or incorrect or inconsistent assumptions could adversely impact our business, financial condition and results of operations.

If our intended expansion of our business is not successful, our business, financial condition and results of operations could be adversely affected, and we may not achieve the increases in revenue and profitability that we hope to realize.

A key element of our business strategy involves the expansion of our services, geographic presence and customer base. These aspects of our strategy are subject to numerous tasks and uncertainties, including:

•	an inability to retain or hire experienced crews and other personnel;

•	a lack of customer demand for the services we intend to provide;

•	an inability to secure necessary equipment, raw materials or technology to successfully execute our expansion objective;

•	shortages of water used in our hydraulic fracturing operations;

•	unanticipated delays that could limit or defer the provision of services by us and jeopardize our relationships with existing customers and adversely affect our ability to obtain new customers for such services; and

•	competition from new and existing service providers.

Encountering any of these or any unforeseen problems in implementing our planned expansion could have a material adverse impact on our business, financial condition and results of operations, and could prevent us from achieving the increases in revenues and profitability that we hope to realize.

New technology may hurt our competitive position.

The oilfield services industry is subject to the introduction of new completion techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies or technologies comparable to ours in the future, we may lose market share or be placed a competitive disadvantage. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources than we do, which may allow them to gain technological advantages or implement new technologies before we can. Additionally, we may be unable to implement new technologies or products at all, on a timely basis or at an acceptable cost. Limits on our ability to effectively use or implement new technologies may have a material adverse effect on our business, financial condition and results of operations.

Fuel conservation measures could reduce demand for oil and natural gas which would in turn reduce the demand for our services.

Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas may have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows. Additionally, the increased competitiveness of alternative energy sources (such as wind, solar geothermal, tidal and biofuels) could reduce demand for hydrocarbons and therefore for our services, which would lead to a reduction in our revenues.

Unsatisfactory safety performance may negatively affect our customer relationships and, to the extent we fail to retain existing customers or attract new customers, adversely impact our revenues.

Our ability to retain existing customers and attract new business is dependent on many factors, including our ability to demonstrate that we can reliably and safely operate our business in a manner that is consistent with applicable laws, rules and permits, which legal requirements are subject to change. Existing and potential customers consider the safety record of their third-party service providers to be of high importance in their decision to engage such providers. If one or more accidents were to occur at one of our operating sites, the affected customer may seek to terminate or cancel its use of our facilities or services and may be less likely to continue to use our services, which could cause us to lose substantial revenues. Furthermore, our ability to attract new customers may be impaired if they elect not to engage us because they view our safety record as unacceptable. In addition, it is possible that we will experience multiple or particularly severe accidents in the future, causing our safety record to deteriorate. This may be more likely as we continue to grow, if we experience high employee turnover or labor shortage, or hire inexperienced personnel to bolster our staffing needs.

Climate change legislation and regulations restricting or regulating emissions of greenhouse gases could result in increased operating and capital costs and reduced demand for our hydraulic fracturing services.

Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of greenhouse gases (“GHGs”). These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources.

At the federal level, no comprehensive climate change legislation has been implemented to date. The EPA has, however, adopted rules under authority of the CAA that, among other things, establish Potential for Significant Deterioration (“PSD”) construction and Title V operating permit reviews for GHG emissions from certain large stationary sources that are also potential major sources of certain principal, or criteria, pollutant emissions, which reviews could require securing PSD permits at covered facilities emitting GHGs and meeting “best available control technology” standards for those GHG emissions. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the U.S., including, among others, onshore and offshore production facilities, which include certain of our E&P customers’ operations. The EPA has expanded the GHG reporting requirements to all segments of the oil and natural gas industry, including gathering and boosting facilities as well as completions and workovers from hydraulically fractured oil wells.

Federal agencies also have begun directly regulating emissions of methane, a GHG, from oil and natural gas operations. In June 2016, the EPA published NSPS, known as Subpart OOOOa, that require certain new, modified or reconstructed facilities in the oil and natural gas sector to reduce these methane gas and VOC emissions. These Subpart OOOOa standards expand previously issued NSPS published by the EPA in 2012 and known as Subpart OOOO, by using certain equipment-specific emissions control practices. However, on March 28, 2017, President Trump signed an executive order that requires the EPA to review all agency actions that may unnecessarily obstruct, delay, curtail or otherwise impose significant costs on the development or use of domestically produced energy resources such as oil and natural gas resources, including regulations related to GHGs. It is unclear what revisions will be made to EPA requirements in response to this executive order. Additionally, in December 2015, the U.S. joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that prepared an agreement requiring member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. This “Paris Agreement” was signed by the U.S. in April 2016 and entered in force in November 2016; however, this agreement does not create any binding obligations for nations to limit their GHG emissions, but rather includes pledges to voluntarily limit or reduce future emissions. On June 1, 2017, President Trump announced that the U.S. will withdraw from the Paris Agreement.

The adoption and implementation of any international, federal or state legislation or regulations that require reporting of GHGs or otherwise restrict emissions of GHGs could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business, financial condition, demand for our services and results of operations. Finally, some scientists have concluded that increasing concentrations of GHG in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climate events that could have an adverse effect on our operations and the operations of our customers.

The Endangered Species Act and Migratory Bird Treaty Act and other restrictions intended to protect certain species of wildlife govern our and our customers’ operations and additional restrictions may be imposed in the future, which constraints could have an adverse impact on our ability to expand some of our existing operations or limit our customers’ ability to develop new oil and natural gas wells.

Oil and natural gas operations in our operating areas can be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife, which may limit our ability to operate in protected areas. Permanent restrictions imposed to protect endangered species could prohibit drilling in certain areas or require the implementation of expensive mitigation measures.

For example, the Endangered Species Act (the “ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act (the “MBTA”). To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where we or our oil and natural gas E&P customers’ operate, our and our customers’ abilities to conduct or expand operations and construct facilities could be limited or be forced to incur material additional costs. Moreover, our customer’s drilling activities may be delayed, restricted or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons. Some of our operations and the operations of our customers are located in areas that are designated as habitats for protected species.

Moreover, as a result of one or more settlements approved by the federal government, the U.S. Fish and Wildlife Service (the “FWS”) must make determinations on the listing of numerous species as endangered or threatened under the ESA pursuant to specific timelines. The designation of previously unidentified endangered or threatened species could indirectly cause us to incur additional costs, cause our or our customers’ operations to become subject to operating restrictions or bans, and limit future development activity in affected areas. The FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state and private lands.

Technology advancements in well service technologies, including those involving hydraulic fracturing, could have a material adverse effect on our business, financial condition and results of operations.

The hydraulic fracturing industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As competitors and others use or develop new technologies or technologies comparable to ours in the future, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors may have greater financial, technical and personnel resources than we do, which may allow them to gain technological advantages or implement new technologies before we can. Additionally, we may be unable to implement new technologies or services at all, on a timely basis or at an acceptable cost. New technology could also make it easier for our oil and natural gas E&P customers to vertically integrate their operations, thereby reducing or eliminating the need for our services.

Limits on our ability to effectively use or implement new technologies may have a material adverse effect on our business, financial condition and results of operations.

Seasonal weather conditions and natural disasters could severely disrupt normal operations and harm our business.

Our operations are located in different regions of the U.S. Some of these areas are adversely affected by seasonal weather conditions, primarily in the winter and spring. During periods of heavy snow, ice or rain, we may be unable to move our equipment between locations, thereby reducing our ability to provide services and generate revenues. The exploration activities of our customers may also be affected during such periods of adverse weather conditions. Additionally, extended drought conditions in our operating regions could impact our ability or our customers’ ability to source sufficient water or increase the cost for such water. As a result, a natural disaster or inclement weather conditions could severely disrupt the normal operation of our business and adversely impact our financial condition and results of operations.

Certain of our business segments may be concentrated in particular geographic regions, which could exacerbate any negative performance of those companies to the extent those companies perform poorly.

We have historically focused our pressure pumping services in the Mid-Continent and Rocky Mountain regions. During periods of adverse weather, difficult market conditions or slowdowns in oil and natural gas exploration in these geographic regions, the decreased revenues, difficulty in obtaining access to financing and increased funding costs we experience may be exacerbated by the geographic concentration of our completion and production operations. We could experience any of these conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that have more geographically diversified operations. Such delays or interruptions could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to interruptions or failures in our information technology systems.

We rely on sophisticated information technology systems and infrastructure to support our business, including process control technology. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunication failures, usage errors by employees, computer viruses, cyber-attacks or other security breaches or similar events. The failure of any of our information technology systems may cause disruptions in our operations, which could adversely affect our sales and profitability.

We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

The oil and natural gas industry has become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to perform many of our services and to process and record financial and operating data. At the same time, cyber incidents, including deliberate attacks, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, we will likely be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Our insurance coverage for cyberattacks may not be sufficient to cover all the losses we may experience as a result of such cyberattacks.

If we are unable to fully protect our intellectual property rights, we may suffer a loss in our competitive advantage or market share.

We do not have patents or patent applications relating to any of our key processes and technology. If we are not able to maintain the confidentiality of our trade secrets, or if our competitors are able to replicate our technology or services, our competitive advantage would be diminished. We also cannot assure you that any patents we may obtain in the future would provide us with any significant commercial benefit or would allow us to prevent our competitors from employing comparable technologies or processes.

We may be adversely affected by disputes regarding intellectual property rights of third parties.

Third parties from time to time may initiate litigation against us by asserting that the conduct of our business infringes, misappropriates or otherwise violates intellectual property rights. We may not prevail in any such legal proceedings related to such claims, and our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. If we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any legal proceeding concerning intellectual property could be protracted and costly regardless of the merits of any claim and is inherently unpredictable and could have a material adverse effect on our financial condition, regardless of its outcome.

If we were to discover that our technologies or products infringe valid intellectual property rights of third parties, we may need to obtain licenses from these parties or substantially re-engineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. If our inability to obtain required licenses for our technologies or products prevents us from selling our products, our business, financial condition and results of operations could be materially adversely impacted.

A terrorist attack or armed conflict could harm our business.

The occurrence or threat of terrorist attacks in the U.S. or other countries, anti-terrorist efforts and other armed conflicts involving the U.S. or other countries, including continued hostilities in the Middle East, may adversely affect the U.S. and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

We have entered into a significant number of transactions with related parties. The details of certain of these transactions are set forth in the section “Certain Relationships and Related Party Transactions.” Related party transactions create the possibility of conflicts of interest with regard to our management, including that

•	we may enter into contracts between us, on the one hand, and related parties, on the other, that are not as a result of arm’s-length transactions;

•	our executive officers and directors that hold positions of responsibility with related parties may be aware of certain business opportunities that are appropriate for presentation to us as well as to such other related parties and may present such business opportunities to such other parties; and

•	our executive officers and directors that hold positions of responsibility with related parties may have significant duties with, and spend significant time serving, other entities and may have conflicts of interest in allocating time.

Such conflicts could cause an individual in our management to seek to advance his or her economic interests or the economic interests of certain related parties above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. Our board of directors regularly reviews these transactions. Notwithstanding this, it is possible that a conflict of interest could have a material adverse effect on our business, financial condition and results of operations.

We may record losses or impairment charges related to idle assets or assets that we sell.

Prolonged periods of low utilization, changes in technology or the sale of assets below their carrying value may cause us to experience losses. These events could result in the recognition of impairment charges that negatively impact our financial results. Significant impairment charges as a result of a decline in market conditions or otherwise could have a material adverse effect on our results of operations in future periods.

We may be required to take write-downs of the carrying values of our long-lived assets.

We evaluate our long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, economics and other factors, we may be required to write down the carrying value of our long-lived and other intangible assets. We recorded an impairment of $1.4 million on our long-lived assets for the year ended December 31, 2016.

Risks Related to this Offering and Our Common Stock

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the requirements of Sarbanes-Oxley, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of Sarbanes-Oxley, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of Sarbanes-Oxley for our fiscal year ending December 31, 2017, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may

not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2022. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to remediate material weaknesses in our internal control over financial reporting, or experience any additional material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As a result of being a public company, we will be required, under Section 404 of Sarbanes-Oxley to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2018. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual and interim financial statements will not be detected or prevented on a timely basis.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in those internal controls, subject to any exemptions that we avail ourselves to under the JOBS Act. For example, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. We are in the process of designing, implementing, and testing internal control over financial reporting required to comply with this obligation. We and our independent registered public accounting firm have identified material weaknesses in internal control over financial reporting as of December 31, 2016. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. To facilitate the ongoing maintenance and period end closing of the Company books, at certain QES entities, certain individuals are not prevented from both initiating and recording (“creating and posting”) journal entries into the general ledger without proper monitoring or manual approval of the journal entries. Additionally, within two of the QES entities’ accounting systems, members of management have access to and use a ‘super user’ account without monitoring, which grants users significant conflicting capabilities and does not allow for tracking of the user’s activities. Therefore, individuals have the ability to record and/or alter entries within the Company’s general ledger without appropriate review, leading to a reasonable possibility of a material misstatement of the financial statements. Additionally, these material weaknesses could result in misstatements to our financial statements or disclosures that would result in material misstatements to our annual or interim consolidated financial statements that would not be prevented or detected. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We are enhancing our internal controls, processes and related documentation necessary to remediate our material weakness and to perform the evaluation needed to comply with Section 404. We may not be able to complete our remediation, evaluation and testing in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, such as the one we identified as described above, we will be unable to conclude that our internal controls are effective. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

When we cease to be an “emerging growth company” under the federal securities laws, our registered public accounting firm will be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our registered public accounting firm are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us, the selling stockholders and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting (Conflicts of Interest),” and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	quarterly variations in our financial and operating results;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us, the selling stockholders or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition and results of operations.

The Principal Stockholders have the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other stockholders.

Upon completion of this offering, the Principal Stockholders will own, on a combined basis, approximately     % of our voting stock (or approximately     % if the underwriters’ option to purchase additional shares is exercised in full). As a result, on a combined basis, the Principal Stockholders will be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of the Principal Stockholders with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

Given this concentrated ownership, the Principal Stockholders would have to approve any potential acquisition of us. The existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. Moreover, the Principal Stockholders’ concentration of stock ownership may adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

In addition, our Equity Rights Agreement provides Quintana with the right to appoint two directors to our board of directors, provides Archer with the right to appoint two directors to our board of directors and provides Geveran with the right to appoint one director to our board of directors. Due to the Equity Rights

Agreement, the Principal Stockholders will also be deemed a “group” for purposes of certain rules and regulations of the SEC. As a result, we expect to be a controlled company within the meaning of the NYSE corporate governance standards. See “Management—Status as a Controlled Company.”

Certain of our executive officers and directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities. Certain of our executive officers and directors, who are responsible for managing the direction of our operations, hold positions of responsibility with other entities (including affiliated entities) that are in the oil and natural gas industry. These executive officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management’s business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”

Quintana and its affiliates are not limited in their ability to compete with us, Archer and its affiliates will not be limited in their ability to compete with us in the future, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable Quintana or Archer to benefit from corporate opportunities that might otherwise be available to us.

Although pursuant to the Archer Acquisition, Archer agreed to certain limited noncompetition provisions relating to the businesses we acquired for a period of up to three years (depending on the type of competitive activity), our governing documents will provide that Quintana and Archer and their respective affiliates (including their portfolio investments) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:

•	permit Quintana and Archer, after the expiration of Archer’s contractual noncompetition agreements, and their respective affiliates to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•	provide that if Quintana or Archer or their respective affiliates, or any employee, partner, member, manager, officer or director of Quintana or Archer or their respective affiliates who is also one of our directors or officers, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

Quintana or Archer or their respective affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Furthermore, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, Quintana and Archer and their respective affiliates may dispose of oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to Quintana and Archer and their respective affiliates could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours.

A significant reduction by Quintana or Archer of their ownership interests in us could adversely affect us.

We believe that Quintana’s and Archer’s ownership interests in us provide them with an economic incentive to assist us to be successful. Upon the expiration of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, Quintana and Archer will not be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If Quintana or Archer sells all or a substantial portion of its ownership interest in us, it may have less incentive to assist in our success and its affiliate(s) that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our business, financial condition and results of operations.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include:

•	after we cease to be a controlled company, dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;

•	after we cease to be a controlled company, providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);

•	after we cease to be a controlled company, permitting any action by stockholders to be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights;

•	after we cease to be a controlled company, permitting special meetings of our stockholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (prior to such time, a special meeting may also be called at the request of stockholders holding a majority of the outstanding shares entitled to vote);

•	after we cease to be a controlled company, the affirmative vote of the holders of at least 66 2⁄3% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for “cause”;

•	prohibiting cumulative voting in the election of directors;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $         per share.

Based on an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $         per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of March 31, 2017 after giving effect to this offering would be $         per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

We do not intend to pay cash dividends on our common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare cash dividends on shares of our common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have outstanding                 shares of common stock. This number includes                 shares that we are selling in this offering and shares that the selling stockholders may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters’ option to purchase additional shares, the Existing Investors will own                 shares of our common stock, or approximately     % of our total

outstanding shares. The Principal Stockholders, who will own                 shares of our common stock, or approximately     % of our total outstanding shares, are party to a registration rights agreement, which will require us to effect the registration of any shares of common stock that they own in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of                 shares of our common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and/or sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, all of our directors and executive officers, the selling stockholders and our Principal Stockholders have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. See “Underwriting (Conflicts of Interest)” for more information on these agreements. If shares subject to the lock-up agreements are released, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

Upon completion of this offering, the Principal Stockholders will own, on a combined basis, a majority of the combined voting power of all classes of our outstanding voting stock. Additionally, the Principal Stockholders will be deemed a group for purposes of certain rules and regulations of the SEC as a result of the Equity Rights Agreement. As a result, we expect to be a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors as defined under the rules of the NYSE;

•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. Following the offering, we intend to utilize some or all of these exemptions. For example, while not currently mandatory given our controlled company status, we have voluntarily established a compensation committee that will be composed entirely of independent directors as of the closing of this offering. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. See “Management—Status as a Controlled Company.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.

Forward-looking statements may include statements about

•	our business strategy;

•	our operating cash flows, the availability of capital and our liquidity;

•	our future revenue, income and operating performance;

•	uncertainty regarding our future operating results;

•	our ability to sustain and improve our utilization, revenue and margins;

•	our ability to maintain acceptable pricing for our services;

•	our future capital expenditures;

•	our ability to finance equipment, working capital and capital expenditures;

•	competition and government regulations;

•	our ability to obtain permits and governmental approvals;

•	pending legal or environmental matters;

•	loss or corruption of our information in a cyberattack on our computer systems;

•	marketing of oil and natural gas;

•	the supply and demand for oil and natural gas;

•	the ability of our customers to obtain capital or financing needed for E&P operations;

•	leasehold or business acquisitions;

•	general economic conditions;

•	credit markets;

•	the occurrence of a significant event or adverse claim in excess of the insurance we maintain;

•	seasonal and adverse weather conditions that can affect oil and natural gas operations;

•	our ability to successfully develop our research and technology capabilities and implement technological developments and enhancements; and

•	plans, objectives, expectations and intentions contained in this prospectus that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, decline in demand for our services, the cyclical nature and volatility of the oil and natural gas industry, a decline in, or substantial volatility of, crude oil and natural gas commodity prices, environmental risks, regulatory changes, the inability to comply with the financial and other covenants and metrics in our Revolving Credit Facility and covenants in our Term Loan, cash flow and access to capital, the timing of development expenditures and the other risks described under “Risk Factors” in this prospectus.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $         million from the sale of shares of common stock in this offering, based on an assumed initial public offering price of $         per share (the midpoint of the price range on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds from this offering, together with the proceeds from the exercise of all outstanding warrants, as follows:

•	approximately $ million to repay indebtedness under our Revolving Credit Facility;

•	approximately $ million to repay indebtedness under our Term Loan; and

•	the remainder for other general corporate purposes, including working capital and the purchase of additional equipment and complementary business segments.

As of March 31, 2017, we had $79.1 million of borrowings outstanding and $5.4 million outstanding letters of credit under the Revolving Credit Facility and the ability to incur an additional $14.6 million of borrowings. As of December 31, 2016, the weighted average interest rate on amounts borrowed under the Revolving Credit Facility was approximately 5.53%. We have incurred this indebtedness from time to time under the Revolving Credit Facility to finance certain acquisitions, to fund capital expenditures and for working capital purposes. The Revolving Credit Facility matures on September 9, 2018.

As of March 31, 2017, we had $41.1 million of borrowings outstanding under our Term Loan, including $1.1 million of capitalized interest. Interest on the unpaid principal is at a rate of 10.0% per annum, accrues on a daily basis and is paid in arrears at the end of each fiscal quarter. At the end of each quarter all accrued and unpaid interest is paid in kind by capitalizing and adding to the outstanding principal balance. We incurred this indebtedness under the Term Loan to repay $22 million of existing indebtedness, fund balance sheet growth and for general corporate purposes. The Term Loan matures on December 19, 2020.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders pursuant to the underwriters’ option to purchase additional shares. We will pay all expenses related to this offering, other than underwriting discounts and commissions relating to the shares sold by the selling stockholders.

An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under our Revolving Credit Facility and will receive more than 5% of the net proceeds of this offering due to the repayment of borrowings thereunder. Accordingly, this offering is being made in compliance with FINRA Rule 5121. Please read “Underwriting (Conflicts of Interest).”

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our Revolving Credit Facility and our Term Loan restrict our ability to pay cash dividends to holders of our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2017:

•	on an actual basis; and

•	on an as adjusted basis after giving effect to (i) the transactions described under “Summary—Corporate Reorganization,” including the exercise of outstanding warrants for common units and their subsequent exchange for shares of common stock; (ii) the sale of shares of our common stock in this offering at the initial offering price of $ per share and (iii) the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2017
	Actual(1)	As Adjusted
	(in thousands, except share counts and par value)
Cash and cash equivalents	$10,956	$

Long-term debt obligations:
Revolving Credit Facility(2)(3)	$79,071	$
Term Loan(2)(4)	41,107
Capital leases	4,264

Total long-term debt obligations	124,442
Less: current portion of debt and capital lease obligation	(297)
Less: deferred financing costs	(2,143)
Less: debt discount(5)	(6,201)

Total long-term debt	115,801

Partners’/Stockholders’ equity:
Common units	212,630
Common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); shares authorized, shares issued and outstanding (As Adjusted)
Preferred stock, $0.01 par value; no shares authorized, issued or outstanding (Actual), shares authorized, no shares issued and outstanding (As Adjusted)
Retained earnings (deficit)	(118,179)

Total partners’/stockholders’ equity	94,451

Total capitalization	$218,893	$

(1)	Quintana Energy Services Inc. was incorporated in April 2017. The data in this table has been derived from the historical consolidated financial statements included in this prospectus which pertain to the assets, liabilities, revenues and expenses of our accounting predecessor, Quintana Energy Services LP.
(2)	Our Revolving Credit Facility and Term Loan, and the interest expense and deferred financing costs related thereto, are reflected in our financial statements. Please refer to Note 9 of the consolidated financial statements of Quintana Energy Services LP and related notes appearing elsewhere in this prospectus for further information.
(3)	As of March 31, 2017, we had $79.1 million of borrowings outstanding and $5.4 million outstanding letters of credit under the Revolving Credit Facility and the ability to incur an additional $14.6 million of borrowings.
(4)	Includes $1.1 million in capitalized interest. As of March 31, 2017, we had $40.1 million of borrowings outstanding under our Term Loan, including capitalized interest.
(5)	Please refer to Note 9 of the consolidated annual financial statements of Quintana Energy Services LP and related notes appearing elsewhere in this prospectus for further information on the Term Loan.

The information presented above assumes no exercise of the underwriters’ option to purchase additional shares. The table does not reflect                  shares of common stock reserved for issuance under our long-term incentive plan.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our net tangible book value as of March 31, 2017, after giving pro forma effect to the transactions described under “Summary—Corporate Reorganization,” including the issuance of shares of common stock pursuant to the exercise and subsequent exchange of all outstanding warrants, was approximately $                 million, or $                 per share of common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of March 31, 2017 would have been approximately $                 million, or $                 per share. This represents an immediate increase in the net tangible book value of $                 per share to the Existing Investors and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $                 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2017 (after giving effect to our corporate reorganization)	$
Increase per share attributable to new investors in this offering

As adjusted pro forma net tangible book value per share after giving further effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering(1)		$

(1)	If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $ or $ , respectively.

The following table summarizes, on an adjusted pro forma basis as of March 31, 2017, the total number of shares of common stock owned by the Existing Investors and to be owned by new investors, the total consideration paid, and the average price per share paid by the Existing Investors and to be paid by new investors in this offering at $            , calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired			Total Consideration			Average Price Per Share
	Number	Percent		Amount in thousands)	Percent
Existing Investors			%	$		%	$
New investors in this offering
Total			%	$		%	$

The data in the table excludes                 shares of common stock initially reserved for issuance under our long-term incentive plan.

If the underwriters’ option to purchase additional shares from the selling stockholders is exercised in full, the number of shares held by new investors will be                 , or approximately     % of the total number of outstanding shares of common stock, and the number of shares held by Existing Investors will be                 , or approximately     % of the total number of outstanding shares of common stock.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

Quintana Energy Services Inc. was incorporated in April 2017 and does not have historical financial operating results. The following table shows summary historical and pro forma consolidated financial data, for the periods and as of the dates indicated, of Quintana Energy Services LP, our accounting predecessor. The selected historical consolidated financial data of our predecessor as of March 31, 2017 and for the three months ended March 31, 2017 and 2016 were derived from our unaudited consolidated financial statements of our predecessor included elsewhere in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The selected historical consolidated financial data of our predecessor as of and for the years ended December 31, 2016 and 2015, respectively, were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary historical consolidated financial data of our predecessor as of and for the year ended December 31, 2014 were derived from the audited consolidated financial statements of our predecessor not included in this prospectus. The unaudited pro forma information is presented to give effect to income taxes assuming we operated as a taxable corporation since January 1, 2016.

The historical results of our predecessor are not necessarily indicative of our future operating results. You should read the following table in conjunction with ‘‘Use of Proceeds,’’ ‘‘Capitalization,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Summary—Corporate Reorganization’’ and the historical consolidated financial statements of our predecessor and accompanying notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(unaudited)
	(in thousands, except unit and per unit data)
Statement of Operations Data:
Revenue:
Directional drilling services	$31,149	$17,637	$75,326	$98,129	$212,629
Pressure pumping services	26,503	20,285	45,165	85,485	189,663
Pressure control services	18,524	12,594	52,388	—	—
Wireline services	9,263	11,270	37,549	5,641	—

Total revenue	85,439	61,786	210,428	189,255	402,292

Direct operating expenses:
Directional drilling services	23,584	15,655	58,834	75,494	141,974
Pressure pumping services	21,162	23,117	50,828	69,175	124,216
Pressure control services	15,351	12,647	47,926	—	—
Wireline services	6,739	7,483	25,340	8,399	—

Total direct operating expenses	66,836	58,902	182,928	153,068	266,190
General and administrative expenses	17,744	20,673	73,600	51,798	42,360
Depreciation and amortization	11,594	21,269	78,661	39,682	29,548
Fixed asset impairment	—	—	1,380	—	—
Goodwill impairment	—	—	15,051	40,250	—
Gain on bargain purchase	—	—	—	(39,991)	—
Loss (gain) on disposition of assets, net	(1,657)	(210)	5,375	302	—

Operating income (loss)	(9,078)	(38,848)	(146,567)	(55,854)	64,194
Interest expense, net	(2,601)	(1,460)	(8,015)	(3,086)	(1,837)

Loss before tax	(11,679)	(40,308)	(154,582)	(58,940)	62,357
Income tax benefit/(expense)	6	34	(167)	(101)	(195)

Net income (loss)	$(11,673)	$(40,274)	$(154,749)	$(59,041)	$62,162

Net loss per common unit:
Basic	$(0.03)	$(0.10)	$(0.37)	(0.25)

Diluted	$(0.03)	$(0.10)	$(0.37)	(0.25)
Weighted average common units outstanding:
Basic	417,441	415,795	417,032	232,318
Diluted	417,441	415,795	417,032	232,318
Pro Forma Information (unaudited)(1):
Net loss	$(11,673)		$(154,749)
Pro forma provision for income taxes	4,237		56,174

Pro forma net loss	$(7,436)		$(98,575)

Pro forma net loss per share of common stock:
Basic	$(0.02)		$(0.24)
Diluted	$(0.02)		$(0.24)
Weighted average pro forma shares of common stock outstanding:
Basic	417,441		417,032
Diluted	417,441		417,032
Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(19,475)	$(5,758)	$(42,835)	$32,075	$68,077
Investing activities	24,126	(373)	2,266	(54,438)	(46,103)
Financing activities	(6,004)	20,873	46,525	15,684	(15,756)
Other Financial Data:
Segment Adjusted EBITDA:
Directional drilling services	$3,734	$(3,086)	$(76)	$2,502	$48,644
Pressure pumping services	3,693	(8,254)	(19,372)	(2,497)	44,832
Pressure control services	(260)	(2,001)	(5,804)	—	—
Wireline services	(1,420)	(1,180)	(6,161)	(5,833)	—
Adjusted EBITDA (unaudited)(2)	$3,972	$(15,481)	$(36,679)	$(9,173)	$93,742
Purchases of property, plant and equipment	$(4,212)	$(646)	(7,340)	(14,555)	(51,534)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$10,956	$21,005	$12,219	$6,263	$12,942
Total assets	258,055	357,491	273,055	376,337	278,388
Long-term debt (net of discount and deferred financing costs)(3)	111,834	97,000	116,463	—	59,759
Total liabilities	163,604	142,854	166,931	124,426	97,276
Total equity	94,451	214,638	106,124	251,911	181,112

(1)	Our predecessor was treated as a partnership for federal income tax purposes during the periods presented. As a result, essentially all of the taxable earnings and losses of our predecessor were passed through to its limited partners, and our predecessor did not pay federal income taxes at the entity level. At or immediately prior to the closing of this offering, we will directly or indirectly acquire all of the outstanding equity of our predecessor. As a result, we will become the holding company for our predecessor and its subsidiaries, and, because we will be a subchapter C corporation under the Internal Revenue Code of 1986, as amended, or the Code, all of our subsidiaries’ earnings will become subject to federal income tax. For comparative purposes, we have included a pro forma financial data for the historical periods to give effect to income taxes assuming the earnings of these entities had been subject to federal income tax as a subchapter C corporation since inception. The unaudited pro forma data is presented for informational purposes only, and does not purport to project our results of operations for any future period or our financial position as of any future date.
(2)	Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. For a definition and description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated in accordance with GAAP, please read “Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”
(3)	All of our long-term debt balances as of December 31, 2015, totaling $77.0 million, were classified as current.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Summary Historical and Pro Forma Financial Data,” “Selected Historical and Pro Forma Financial Data” and the historical consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations and estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

Overview

We are a growth-oriented provider of diversified oilfield services to leading onshore oil and natural gas exploration and production (“E&P”) companies operating in conventional and unconventional plays in all of the active major basins throughout the U.S. We classify the services we provide into four reportable business segments: (1) directional drilling services, (2) pressure control services, (3) pressure pumping services and (4) wireline services.

How We Generate Our Revenue

Our core businesses depend on our customers’ willingness to make expenditures to produce, develop and explore for oil and gas in the U.S. Industry conditions are influenced by numerous factors, such as the supply of and demand for oil and gas, domestic and worldwide economic conditions, political instability in oil producing countries and merger and divestiture activity among oil and gas producers. The volatility of the oil and gas industry, and the consequent impact on E&P activity, could adversely impact the level of drilling, completion, and workover activity by some of our customers. This volatility affects the demand for our services and the price of our services.

We derive a majority of our revenues from services supporting oil and gas operations. As oil and gas prices fluctuate significantly, demand for our services changes correspondingly as our customers must balance expenditures for drilling and completion services against their available cash flows. Because our services are required to support drilling and completions activities, we are also subject to changes in spending by our customers as oil and gas prices increase or decrease.

Demand for our services has continued to improve since May 2016 as oil and natural gas prices have increased from previous levels and as the Baker Hughes Incorporated (“Baker Hughes”) lower 48 U.S. states land rig count has increased from 374 rigs on May 27, 2016 to 881 rigs as of May 26, 2017. Although our industry experienced a significant downturn beginning in late 2014 and remained depressed for a prolonged period, which materially adversely affected our results in 2015 and 2016, the rebound in demand and increasing rig count beginning in May 2016 has improved both activity levels and pricing for our services. Our revenue has increased each quarter from the quarter ended June 30, 2016 through the quarter ended March 31, 2017. From the second quarter of 2016 through the first quarter of 2017, our directional drilling services business segment increased the number of rig days by 127%, while dayrates have improved from the lows we experienced during the second quarter of 2016. Additionally, we reactivated our second pressure pumping fleet in February 2017 and our frac utilization increased 42% from the second quarter of 2016 through the first quarter of 2017 and is approaching full utilization for our active fleets. Utilization of our pressure control and wireline assets has also continued to improve since the second quarter of 2016.

Directional drilling services: Our directional drilling services business segment provides the highly-technical and essential services of guiding horizontal and directional drilling operations for E&P companies. We offer premium drilling services including directional drilling, horizontal drilling, underbalanced drilling, measurement while-drilling (“MWD”), rental tools and pipe inspection services. Our package also offers various technologies, including our positive pulse MWD navigational tool asset fleet, mud motors and ancillary downhole tools, as well as third-party electromagnetic navigational systems. We also provide a suite of integrated and related services, including downhole rental tools and third-party inspection services of drill pipe and downhole tools. We generally provide directional drilling services on a dayrate or hourly basis. We charge prevailing market prices for the services provided in this business segment, and we may also charge fees for set up and mobilization of equipment depending on the job. Generally, these fees and other charges vary by location and depend on the equipment and personnel required for the job and the market conditions in the region in which the services are performed. In addition to fees that are charged during periods of active directional drilling, a stand-by fee is typically agreed upon in advance and charged on an hourly basis during periods when drilling must be temporarily ceased while other on-site activity is conducted at the direction of the operator or another service provider. We will also charge customers for the additional cost of oilfield downhole tools and rental equipment that is involuntarily damaged or lost-in-hole. Proceeds from customers for the cost of oilfield downhole tools and other equipment that is involuntarily damaged or lost-in-hole are reflected as product revenues.

Although we do not typically enter into long-term contracts for our services in this business segment, we have long standing relationships with our customers in this business segment and believe they will continue to utilize our services. Approximately 90% of our directional drilling revenue is from “follow-me rigs,” which involve non-contractual, generally recurring services as our directional drilling team members follow a drilling rig from well-to-well or pad-to-pad for multiple wells, and in some cases, multiple years. With increasing use of pad drilling and reactivation of rigs, we have increased the number of “follow-me rigs” from approximately 27 in the second quarter of 2016 to 52 as of March 31, 2017. On average, the length of relationship with our ten largest customers by value in our directional drilling services business segment for the year ended December 31, 2016 was approximately eight years.

Our directional drilling services business segment accounted for approximately 35.8% and 51.9% of our revenues for the years ended December 31, 2016 and 2015, respectively and approximately 36.5% and 28.5% of our revenues for the three months ended March 31, 2017 and 2016, respectively.

Pressure pumping services: Our pressure pumping services business segment provides hydraulic fracturing stimulation services, cementing services and acidizing services. The majority of the revenues generated in this segment are derived from pressure pumping services focused on hydraulic fracturing, cementing and acidizing services in the Mid-Continent, Rocky Mountain and Permian Basin regions.

Our pressure pumping services are based upon a purchase order, contract or on a spot market basis. Services are provided based on the price book and bid on a stage rate (for frac services) or job basis (for cementing and acidizing services), contracted or hourly basis. Jobs for these services are typically short-term in nature and range from a few hours to multiple days. Customers are charged for the services performed, mobilization of the equipment to the location and the personnel involved in such services or mobilization. Additional revenue is generated through labor charges and the product sales of consumable supplies that are incidental to the service being performed.

Our pressure pumping services business segment accounted for approximately 21.5% and 45.2% of our revenues for the years ended December 31, 2016 and 2015, respectively and approximately 31.0% and 32.8% of our revenues for the three months ended March 31, 2017 and 2016, respectively.

Pressure control services: Our pressure control services business segment consists of coiled tubing, rig-assisted snubbing, nitrogen, fluid pumping and well control services.

Our coiled tubing units are used in the provision of well-servicing and workover applications, or in support of unconventional completions. Our rig-assisted snubbing units are used in conjunction with a workover rig to insert or remove downhole tools or in support of other well services while maintaining pressure in the well, or in support of unconventional completions. Our nitrogen pumping units provide a non-combustible environment downhole and are used in support of other pressure control or well-servicing applications. Our fluid pumping units are used to provide pump-down services for deployment of tools downhole during completion and workover activities.

Jobs for our pressure control services are typically short-term in nature and range from a few hours to multiple days. Customers are charged for the services performed and any related consumables (such as friction reducers and nitrogen materials) used during the course of the services, which are reported as product sales. We may also charge for the mobilization and set-up of equipment, the personnel on the job, any additional equipment used on the job and other miscellaneous consumables.

Our pressure control services business segment services accounted for approximately 24.9% of our revenues for the year ended December 31, 2016 and approximately 21.7% and 20.4% of our revenues for the three months ended March 31, 2017 and 2016, respectively. Our pressure control services business segment was a new segment for 2016 and does not have comparative results to 2015.

Wireline services: Our wireline services business segment principally works in connection with hydraulic fracturing services in the form of pump-down services for setting plugs between frac stages, as well as the deployment of perforation equipment in connection with “plug-and-perf” operations. We also offer a full range of other pump-down and cased-hole wireline services, including electro-mechanical pipe-cutting and punching. We also provide cased-hole production logging services, injection profiling, stimulation performance evaluation and water break-through identification via this segment. In addition, we provide industrial logging services for cavern, storage and injection wells, as well as having exclusive licenses to operate the POINT® proprietary detection system and SPACE® imaging and measurement platform in the U.S.

We provide our wireline services, on a spot market basis or subject to a negotiated pricing agreement. Jobs for these services are typically short-term in nature, lasting anywhere from a few hours to a few weeks. We typically charge the customer for these services on a per job basis at agreed-upon spot market rates. Our wireline segment accounted for approximately 17.8% and 3.0% of our revenues for the years ended December 31, 2016 and 2015, respectively and approximately 10.8% and 18.2% of our revenues for the three months ended March 31, 2017 and 2016, respectively.

How We Evaluate Our Operations

Our management team utilizes a number of measures to evaluate the results of operations and efficiently allocate personnel, equipment and capital resources. We evaluate our business segments primarily by asset utilization, revenue, and Adjusted EBITDA.

Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies.

Adjusted EBITDA is not a measure of net income or cash flows as determined by U.S. generally accepted accounting principles (“GAAP”). We define Adjusted EBITDA as net income plus income taxes, net interest expense, depreciation and amortization, impairment charges, net loss on disposition of assets, transaction expenses, rebranding expenses, one-time settlement expenses, severance expenses and equipment standup expense, and less gain on bargain purchase.

We believe Adjusted EBITDA margin is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP, or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a definition and description of Adjusted EBITDA and reconciliations of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

Items Affecting Comparability of Our Future Results of Operations to Our Historical Results of Operations

Our historical financial results discussed below may not be comparable to our future financial results for the reasons described below.

•	We completed certain strategic acquisitions and dispositions, including the acquisition of Cimarron Acid & Frac, LLC (“CAF”) in January 2015 and the acquisition of the pressure pumping, directional drilling, wireline and pressure control services businesses (the “Archer Acquisition”) from Archer Well Company Inc. (“Archer”) in December 2015. Over the course of the first quarter of 2017 we sold select wireline and pressure pumping assets for aggregate sale proceeds of $27.6 million. While we expect continued growth, expansions and strategic divestitures in the future, it is likely such growth, expansions and divestitures will be economically different from the acquisitions and divestitures discussed above, and such differences in economics will impact the comparability of our future results of operations to our historical results.

•	Quintana Energy Services Inc. is subject to U.S. federal and state income taxes as a corporation. Our predecessor, Quintana Energy Services LP, was and is treated as a flow-through entity for U.S. federal income tax purposes, and as such, is generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income is passed through to its partners. Accordingly, the financial data attributable to our predecessor contains no provision for U.S. federal income taxes or income taxes in any state or locality (other than franchise tax in the State of Texas). We estimate that Quintana Energy Services Inc. will be subject to U.S. federal, state and local taxes at a blended statutory rate of 36.3% of pre-tax earnings.

•	As of March 31, 2017, on a pro forma basis giving effect to this offering and the use of net proceeds therefrom to fully repay all outstanding borrowings under our Revolving Credit Facility and Term Loan and the remainder for general corporate purposes, we expect to have no outstanding total indebtedness, compared to the actual outstanding indebtedness of $111.8 million as of March 31, 2017, which will significantly impact our interest expense following the offering.

•	As we further implement controls, processes and infrastructure applicable to companies with publicly traded equity securities, it is likely that we will incur additional selling, general and administrative expenses relative to historical periods.

Our future results will depend on our ability to efficiently manage our combined operations and execute our business strategy.

Recent Trends and Outlook

Demand for our services is predominately influenced by the level of drilling and completion activity by E&P companies, which is driven largely by the current and anticipated profitability of developing oil and natural gas reserves. Crude oil prices have increased from their lows of $26.21 per barrel (“Bbl”) in early 2016 to $48.32 per Bbl at the end of May 2017 (based on the West Texas Intermediate Spot Oil Price, or “WTI”), but remain 55% lower than a high of $107.26 per Bbl in June 2014. Natural gas prices have increased from their lows of $1.64 per million British Thermal Units (“MMBtu”) in early 2016 to $3.07 per MMBtu at the end of May 2017, but remain 62% lower than a high of $8.15 per MMBtu in February 2014. Drilling and completion activity in the U.S. has increased significantly as commodity prices have increased.

We view the horizontal rig count as a reliable indicator of the overall level of demand for our services. According to Baker Hughes, horizontal rigs accounted for 84% of all total active rigs in the U.S. as of May 26, 2017, as compared to only 20% a decade earlier. Horizontal drilling allows E&P companies to drill wells with greater exposure to the economic payzone of a targeted formation, thus improving production. The advantages of horizontal drilling have increasingly led to greater demand for high-specification rigs that are more efficient in drilling shale oil and natural gas wells than older drilling rigs. Additionally, high-specification rigs which are capable of pad drilling operations have become more prevalent in North America and enable the operator to drill more wells per rig per year than older rigs. According to Spears & Associates, the average annual number of wells drilled per rig in the U.S. has risen from 24 in 2012 to 30 in 2016.

Completion of horizontal wells has evolved to require increasingly longer laterals and more hydraulic fracturing stages per horizontal well, which increase the exposure of the wellbore to the reservoir and improve production of the well. Hydraulic fracturing operations are conducted via a number of discrete stages along the lateral section of the wellbore. As wellbore lengths have increased, the number of hydraulic fracturing stages has continued to rise. According to Spears & Associates, from 2014 to 2016 the average number of stages per horizontal well increased from 26 stages per well to 35 stages per well, and is expected to further increase to an average of 48 stages per horizontal well in 2018. The market has also trended toward larger scale hydraulic fracturing operations, characterized by more hydraulic horsepower (“HHP”) per well. This requires a greater number of hydraulic fracturing units per fleet to execute a completion job. These trends, along with the overall expected recovery of U.S. drilling and completion activity, favor continued growth of the hydraulic fracturing sector. Spears & Associates forecasts that U.S. demand for HHP is expected to increase more than 114% from the fourth quarter of 2016 to the fourth quarter of 2018.

Demand for our pressure control services is expected to grow along with increases in drilling and completion activity and benefit from the increasing average age of producing oil and natural gas wells. According to Spears & Associates, more than 90,000 new horizontal wells have been drilled in the U.S. since 2011 and we believe that maintenance of these unconventional wells will drive demand for our rig-assisted snubbing, nitrogen and fluid pumping units.

The markets we serve, and the oilfield services market in general, are characterized by fragmentation and consist of a large number of small independent operators serving these markets. We believe our relative scale is a differentiator, as we are a leading independent provider of directional drilling and pressure control services and have significant scale in both our pressure pumping and wireline services.

We are well positioned for the ongoing recovery we are observing in each of our service lines, all of which have already realized pricing improvement from the lows observed in 2016.

While we believe these trends will benefit us, our markets may be adversely affected by industry conditions that are beyond our control. For example, the overall decline in oil prices from their high levels in 2014 to their low levels in 2016 and the uncertainty regarding the sustainability of current oil prices has materially affected and may continue to materially affect the demand for our services and the rates that we are able to charge.

Results of Operations

The following table provides selected operating data for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015
	(unaudited)
	(in thousands)
Statement of Operations Data:
Revenue	$85,439	$61,786	$210,428	$189,255

Direct operating expenses	66,836	58,902	182,928	153,068
General and administrative expenses	17,744	20,673	73,600	51,798
Depreciation and amortization	11,594	21,269	78,661	39,682
Fixed asset impairment	—	—	1,380	—
Goodwill impairment	—	—	15,051	40,250
Gain on bargain purchase	—	—	—	(39,991)
Loss (gain) on disposition of assets, net	(1,657)	(210)	5,375	302

Operating income (loss)	(9,078)	(38,848)	(146,567)	(55,854)
Interest expense	(2,601)	(1,460)	(8,015)	(3,086)

Loss before tax	(11,679)	(40,308)	(154,582)	(58,940)
Income tax (expense) benefit	6	34	(167)	(101)

Net income (loss)	$(11,673)	$(40,274)	$(154,749)	$(59,041)

Segment Adjusted EBITDA:
Directional drilling services	$3,734	$(3,086)	$(76)	$2,502
Pressure pumping services	3,693	(8,254)	(19,372)	(2,497)
Pressure control services	(260)	(2,001)	(5,804)	—
Wireline services	(1,420)	(1,180)	(6,161)	(5,833)
Adjusted EBITDA (unaudited)(1)	$3,972	$(15,481)	$(36,679)	$(9,173)

(1)	Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. For a definition and description of Adjusted EBITDA and reconciliations of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Revenue. The following table provides our revenues by business segment for the three months indicated:

	Three Months Ended March 31,
	2017	2016
	(unaudited)
	(in thousands)
Revenue:
Directional drilling services	$31,149	$17,637
Pressure pumping services	26,503	20,285
Pressure control services	18,524	12,594
Wireline services	9,263	11,270

Total revenue	85,439	61,786

Revenue for the three months ended March 31, 2017 increased by $23.7 million, or 38.3%, to $85.4 million from $61.8 million for the three months ended March 31, 2016. The increase in revenue by business segment was as follows:

Directional drilling services. Directional drilling services business segment revenue increased by $13.5 million, or 76.6%, to $31.1 million for the three months ended March 31, 2017, from $17.6 million for the three months ended March 31, 2016. This increase was primarily attributable to a 93.1% increase in utilization partially offset by a 6.0% decline in dayrate as a result of competitive pricing driven by prevailing market conditions. The change in utilization and pricing accounted for 114.2% and (14.2)% of the quarterly revenue change, respectively.

Pressure pumping services. Pressure pumping services business segment revenue increased by $6.2 million, or 30.7%, to $26.5 million for the three months ended March 31, 2017, from $20.3 million for the three months ended March 31, 2016. This increase was primarily attributable to improving market conditions, including an increase in hydraulic fracturing stages completed compared to the first quarter of 2016 and an increase in average revenue per stage year over year.

Pressure control services. Pressure control services business segment revenue increased by $5.9 million, or 47.1%, to $18.5 million for the three months ended March 31, 2017, from $12.6 million for the three months ended March 31, 2016. This increase was primarily attributable to improving market conditions, including a 47.2% increase in utilization compared to the first quarter of 2016 and an increase in dayrate of 10.6% year over year. The change in utilization and pricing accounted for 80.0% and 20.0% of the quarterly revenue change, respectively.

Wireline services. Wireline services business segment revenue decreased by $2.0 million, or 17.8%, to $9.3 million for the three months ended March 31, 2017, from $11.3 million for the three months ended March 31, 2016. This decrease was primarily attributable to a 17.1% decrease in revenue days, driven by having 10 fewer wireline units.

Direct operating expenses. The following table provides our direct operating expenses by business segment for the three months indicated:

	Three Months Ended March 31,
	2017	2016
	(unaudited)
	(in thousands)
Direct operating expenses:
Directional drilling services	23,584	15,655
Pressure pumping services	21,162	23,117
Pressure control services	15,351	12,647
Wireline services	6,739	7,483

Total direct operating expenses	66,836	58,902

Direct operating expenses for the three months ended March 31, 2017 increased by $7.9 million, or 13.5%, to $66.8 million, from $58.9 million for the three months ended March 31, 2016. The increase in direct operating expense was attributable to our business segments as follows:

Directional drilling services. Directional drilling services business segment direct operating expenses increased by $7.9 million, or 50.6%, to $23.6 million for the three months ended March 31, 2017, from $15.7 million for the three months ended March 31, 2016. This increase was primarily attributable to 93.1% increase in utilization over the same period, which in turn resulted in higher operating expenses associated with personnel and equipment.

Pressure pumping services. Pressure pumping services business segment direct operating expenses decreased by $2.0 million, or 8.5%, to $21.2 million for the three months ended March 31, 2017, from $23.1 million for the three months ended March 31, 2016. This decrease was primarily attributable to the shutting down of the Archer pressure pumping business over the course of the first quarter of 2016. The decline was partially offset by increased activity driven by a 111.6% increase in hydraulic fracturing stages completed, which resulted in an increase in consumables and personnel costs.

Pressure control services. Pressure control services business segment direct operating expenses increased $2.7 million or 21.4%, to $15.4 million for the three months ended March 31, 2017, from $12.6 million for the three months ended March 31, 2016. This increase was primarily attributable to increased market activity, including a 47.2% increase in utilization, which resulted in increased costs associated with personnel, equipment, and consumables.

Wireline services. Wireline services business segment direct operating expenses decreased by $0.7 million, or 9.9%, to $6.7 million for the three months ended March 31, 2017, from $7.5 million for the three months ended March 31, 2016. This decrease was primarily attributable to a 17.1% decrease in revenue days, which resulted in lower personnel and equipment costs.

General and administrative expenses. Selling, general and administrative expenses represent the costs associated with managing and supporting our operations. These expenses decreased by $2.9 million, or 14.2%, to $17.7 million for the three months ended March 31, 2017, from $20.7 million for the three months ended March 31, 2016. The decrease in general and administrative expenses was primarily driven by reduction in overhead across our business segments due to the Archer integration over the course of 2016.

Depreciation and amortization. Depreciation and amortization decreased by $9.7 million, or 45.5%, to $11.6 million for the three months ended March 31, 2017, from $21.3 million for the three months ended March 31, 2016. The decrease in depreciation and amortization was attributable to a $28.4 million disposition of assets in January 2017, which resulted in a reduction in depreciation expense of $5.0 million, as well as non-recurring accelerated depreciation of $4.7 million resulting from the change in assessment of remaining useful lives on certain assets.

Gain on disposition of assets, net. Net gain on disposition of assets for the three months ended March 31, 2017 was $1.7 million, primarily attributable to the disposition of pressure pumping and wireline assets, compared to $0.2 million due to the disposition of pressure control and wireline assets for the three months ended March 31, 2016.

Interest expense. Net interest expense increased by $1.1 million, or approximately 78.2%, to $2.6 million for the three months ended March 31, 2017, compared to $1.5 million for the three months ended March 31, 2016. The increase in interest expense was attributable to $40.0 million of increased borrowings under the Term Loan.

Income taxes. For the three months ended March 31, 2017, we recognized $0.0 million of income tax benefit compared to $0.0 million of income tax expense for the three months ended March 31, 2016.

Adjusted EBITDA. Adjusted EBITDA for the quarter ended March 31, 2017 increased by $19.5 million to $4.0 million from $(15.5) million for the quarter ended March 31, 2016. The increase in Adjusted EBITDA by business segment was as follows:

Directional drilling services. Adjusted EBITDA for our directional drilling services business segment increased by $6.8 million to $3.7 million in the quarter ended March 31, 2017, compared to $(3.1) million in the quarter ended March 31, 2016. The increase was attributable to a 76.6% increase in revenue associated with increased rig count and drilling capital spending by E&P operators, a 21.8% decrease in SG&A and partially offset by direct operating costs increasing by 50.6%.

Pressure pumping services. Adjusted EBITDA for our pressure pumping services business segment increased $11.9 million to $3.7 million in the quarter ended March 31, 2017, compared to $(8.3) million in in the quarter ended March 31, 2016. The increase was attributable to a 30.7% increase in revenue driven by increased completions activity, a 8.5% reduction in direct operating expenses and a 39.7% reduction in SG&A expense driven by reduced overhead related to the Q1 2016 shutdown of the Archer pressure pumping business in the first quarter of 2016.

Pressure control services. Adjusted EBITDA for our pressure control services business segment increased $1.7 million to $(0.3) million in the quarter ended March 31, 2017, compared to $(2.0) million in in the quarter ended March 31, 2016. The increase was attributable to a 47.1% increase in revenue driven by increased completions activity partially offset by a 21.4% increase in direct operating expenses and a 72.5% increase in SG&A expense driven by additional costs incurred as the business increases utilization.

Wireline services. Adjusted EBITDA for our wireline services business segment decreased $0.2 million, or approximately 20.3%, to $(1.4) million in the quarter ended March 31, 2017, compared to $(1.2) million in the quarter ended March 31, 2016. The decrease was attributable to a 17.8% decline in revenue driven by lower utilization and pricing partially offset by a 9.9% reduction in direct operating expenses and a 22.8% reduction in SG&A expense driven by reduced headcount and overhead.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue. The following table provides our revenues by business segment for the periods indicated:

	Year Ended December 31,
	2016	2015
	(in thousands)
Revenue:
Directional drilling services	$75,326	$98,129
Pressure pumping services	45,165	85,485
Pressure control services	52,388	—
Wireline services	37,549	5,641

Total revenue	210,428	189,255

Revenue for the year ended December 31, 2016 increased by $21.2 million, or 11.2%, to $210.4 million from $189.3 million for the year ended December 31, 2015. The increase in revenue by business segment was as follows:

Directional drilling services. Directional drilling services business segment revenue decreased by $22.8 million, or 23.2%, to $75.3 million for the year ended December 31, 2016, from $98.1 million for the year ended December 31, 2015. This decline was primarily attributable to a 53.4% decrease in utilization and a 11.3% decline in dayrate as a result of competitive pricing driven by prevailing market conditions. The decline was partially offset by the addition of the Archer directional drilling business in 2016. The change in utilization and pricing accounted for 51.7% and 48.3% of the annual revenue change, respectively.

Pressure pumping services. Pressure pumping services business segment revenue decreased $40.3 million, or 47.2%, to $45.2 million for the year ended December 31, 2016, from $85.5 million for the year ended December 31, 2015. This decline was primarily attributable to competitive market conditions, including a 60.8% decrease in hydraulic fracturing jobs completed compared to 2015 and a decrease in revenue per stage of 17.6 % year over year. The decline was partially offset by the addition of the Archer pressure pumping services business in 2016. The change in frac stages and pricing accounted for 89.8% and 10.2% of the annual revenue change, respectively.

Pressure control services. Pressure control services business segment revenue was $52.4 million for the year ended December 31, 2016. There are no comparative results for 2015 as this is a new segment for the year ended December 31, 2016.

Wireline services. Wireline services business segment revenue increased by $31.9 million, or 565.6%, to $37.5 million for the year ended December 31, 2016, from $5.6 million for the year ended December 31, 2015. This increase was primarily attributable to a 625% increase in wireline units. The main driver of the increase was the addition of the full year of operations of the legacy Archer wireline business.

Direct operating expenses. The following table provides our direct operating expenses by business segment for the periods indicated:

	Year Ended December 31,
	2016	2015
	(in thousands)
Direct operating expenses:
Directional drilling services	58,834	75,494
Pressure pumping services	50,828	69,175
Pressure control services	47,926	—
Wireline services	25,340	8,399

Total direct operating expenses	182,928	153,068

Direct operating expenses for the year ended December 31, 2016 increased by $29.9 million, or 19.5%, to $182.9 million from $153.1 million for the year ended December 31, 2015. The increase in direct operating expenses by business segment was as follows:

Directional drilling services. Directional drilling services business segment direct operating expenses decreased by $16.7 million, or 22.1%, to $58.8 million from $75.5 million for the year ended December 31, 2015. This decrease was primarily attributable to a 53.4% decline in utilization and a 11.2% decrease in headcount over the same period. The decline was partially offset by the addition of the Archer directional drilling business in 2016.

Pressure pumping services. Pressure pumping services business segment direct operating expenses decreased by $18.3 million, or 26.5%, to $50.8 million from $69.2 million for the year ended December 31, 2015. This decrease was primarily attributable to a 44.9% decline in jobs completed and a 37.3% decrease in headcount over the same period, as well as certain settlements of lease termination costs. The decline was partially offset by the addition of the Archer pressure pumping business in 2016.

Pressure control services. Pressure control services business segment direct operating expenses was $47.9 million for the year ended December 31, 2016. There were no comparative results for 2015 as this is a new segment for the year ended December 31, 2016.

Wireline services. Wireline services business segment direct operating expenses increased by $16.9 million, or 201.7%, to $25.3 million from $8.4 million for the year ended December 31, 2015. This increase was primarily attributable to a 625.0% increase in wireline units and a 285.4% increase in wireline headcount over the same period. The main driver of the increase was the full year operations of the legacy Archer wireline business.

General and administrative expenses. General and administrative expenses represent the costs associated with managing and supporting our operations. These expenses increased $21.8 million, or 42.1%, to $73.6 million for 2016, from $51.8 million for 2015. The increase in general and administrative expenses was primarily driven by the growth in the wireline services business segment, which expanded its fleet by 625%, inclusion of the new pressure control services business segment and increased expenses at corporate related to the execution of the Term Loan and the Archer Acquisition, and also includes expenses related to rebranding our business segments and certain one-time severance expenses incurred in connection with the Archer Acquisition and reductions in headcount.

Depreciation and amortization. Depreciation and amortization increased $39.0 million, or 98.2%, to $78.7 million for 2016 from $39.7 million for 2015. This increase was primarily attributable to additional depreciation and amortization related to the property plant and equipment included in the Archer Acquisition. This increase was partially offset by a decrease in depreciation expense due to asset dispositions, certain assets becoming fully depreciated and reduced capital expenditures in 2016.

Fixed asset impairment. For the year ended December 31, 2016, we recognized fixed asset impairment of $1.4 million due to an impairment on the assets held for sale as of December 31, 2016.

Goodwill impairment. Goodwill impairment in 2016 represented a $15.1 million loss on goodwill that resulted from an impairment of the goodwill of the directional drilling services business segment. Goodwill impairment in 2015 represented a $40.3 million loss on goodwill that resulted from a writedown of goodwill associated with our pressure pumping services business segment.

Loss on disposition of assets, net. Net loss on disposition of assets for the year ended December 31, 2016 was $5.4 million, primarily attributable to $5.8 million loss on disposition of pressure pumping services business segment assets, $0.1 million gain on disposition of pressure control services business segment assets and $0.3 million gain on disposal of wireline services business segment assets, compared to $0.3 million due to the sale of real property from our pressure pumping services business segment for the year ended December 31, 2015.

Gain on bargain purchase. We recognized a gain on bargain purchase of $40.0 million for the year ended December 31, 2015, attributable to the Archer Acquisition. The gain on bargain purchase was attributable $26.2 million in the pressure pumping services business segment, $0.1 million in the directional drilling services business segment and $13.7 million in the pressure control services business segment.

Interest expense. Net interest expense increased $4.9 million, or approximately 159.7%, to $8.0 million in 2016, compared to $3.1 million in 2015. The increase in interest expense was attributable to $35.2 million of increased borrowings over the course of 2016 under our Revolving Credit Facility, which was ultimately reduced by $22.0 million later in the period ended December 31, 2016.

Income taxes. For 2016, we recognized $0.2 million of income tax expense compared to $0.1 of income tax expense for 2015, an increase of $0.1 million, or 100%. The increase was a result of increased taxable income at certain taxable subsidiaries.

Adjusted EBITDA. Adjusted EBITDA for the year ended December 31, 2016 decreased by $27.5 million, or 300.0%, to $(36.7) million from $(9.2) million for the year ended December 31, 2015. The decrease in Adjusted EBITDA by business segment was as follows:

Directional drilling services. Adjusted EBITDA for our directional drilling services business segment decreased $2.6 million, or approximately 103.0%, to $(0.1) million in 2016, compared to $2.5 million in 2015. The decrease was attributable to a 23.2% reduction in revenue associated with the reduced rig count and drilling capital spending by E&P operators partially offset by direct operating costs decreasing by 22.1%.

Pressure pumping services. Adjusted EBITDA for our pressure pumping services business segment decreased $16.9 million, or approximately 675.8%, to $(19.4) million in 2016, compared to $(2.5) million in 2015. The decrease was attributable to a 47.2% reduction in revenue driven by reduced completions activity and a 26.5% reduction in direct operating expenses driven by the additional costs assumed via the Archer pressure pumping business.

Pressure control services. Adjusted EBITDA for our pressure control services business segment was $(5.8) million for the year ended December 31, 2016. There were no comparative results for 2015 as this is a new segment for the year ended December 31, 2016.

Wireline services. Adjusted EBITDA for our wireline services business segment decreased $0.3 million, or approximately 5.6%, to $(6.2) million in 2016, compared to $(5.8) million in 2015. The decrease was attributable to lower utilization and pricing driven by prevailing market conditions and a 201.7% increase in direct operating expenses driven by the additional costs assumed via the Archer wireline business.

Liquidity and Capital Resources

We require capital to fund ongoing operations, including maintenance expenditures on our existing fleet and equipment, organic growth initiatives, investments and acquisitions. Our primary sources of liquidity to date have been capital contributions from our equity holders, borrowings under our Revolving Credit Facility and our Term Loan and cash flows from operations. Following the completion of this offering, we anticipate that our primary sources of liquidity will be proceeds from this offering, borrowings under our Revolving Credit Facility, cash flows from operations (once positive), and future issuances of debt and equity. Our primary use of capital has been for investing in property and equipment used to provide our services. Following the completion of this offering, our primary uses of cash will be for replacement and growth capital expenditures, including acquisitions and investments in property and equipment. We regularly monitor potential capital sources, including equity and debt financings, in an effort to meet our planned capital expenditures and liquidity requirements. Our future success will be highly dependent on our ability to access outside sources of capital.

Liquidity and cash flow

The following table sets forth our cash flows for the periods indicated (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015
	(unaudited)
Net cash provided by (used in) operating activities	$(19,475)	$(5,758)	$(42,835)	$32,075
Net cash provided by (used in) investing activities	$24,216	$(373)	$2,266	$(54,438)
Net cash provided by (used in) financing activities	$(6,004)	$20,873	$46,525	$15,684

Net change in cash	$(1,263)	$14,742	$5,956	$(6,679)

Cash balance end of period	$10,956	$21,005	$12,219	$6,263

Operating Activities

Net cash used in operating activities was $19.5 million for the three months ended March 31, 2017, compared to $5.8 million for the three months ended March 31, 2016. The decrease in operating cash flows was primarily attributable to an increase in accounts receivable related to improving business and increased revenue.

Net cash provided by (used in) operating activities was $(42.8) million for the year ended December 31, 2016, compared to $32.1 million for the same period in 2015. The decrease in operating cash flows was primarily attributable to lower utilization and competitive pricing pressure as a result of prevailing market conditions.

Our operating cash flow is sensitive to many variables, the most significant of which are utilization and profitability, the timing of billing and customer collections, payments to our vendors, repair and maintenance costs and personnel, any of which may affect our cash available.

Investing Activities

Net cash provided by (used in) investing activities was $24.2 million for the three months ended March 31, 2017, compared to $(0.4) million for the three months ended March 31, 2016. We used $(4.2) million to purchase equipment and we received $28.4 million in exchange for selling assets for the three months ended March 31, 2017 as compared to the three months ended March 31, 2016, when we used $(0.6) million cash in investing activities to purchase property and equipment and received $0.3 million for the sale of property and equipment.

Net cash provided by (used in) investing activities was $2.3 million for the year ended December 31, 2016, compared to $(54.4) million for 2015. We used $7.3 million cash to purchase equipment and we received $9.6 million in exchange for selling assets in 2016 as compared to 2015, when we used $14.6 million cash in investing activities to purchase property and equipment, used $43.6 million for acquisitions, and received $3.7 million for the sale of property and equipment.

Financing Activities

Net cash used in financing activities was primarily the result of debt borrowings net of repayments under our Revolving Credit Facility and Term Loan. Net cash provided by (used in) financing activities was $(6.0) million for the three months ended March 31, 2017, compared to $20.9 million for the three months ended March 31, 2016. In the three months ended March 31, 2017, we repaid $10.9 million under our Revolving Credit Facility and incurred $5.0 million under the Term Loan.

Net cash provided by financing activities was primarily the result of debt borrowings net of repayments that are more fully described under “Revolving Credit Facility” and “Term Loan” below. Net cash provided by financing activities was $46.5 million for the year ended December 31, 2016, compared to $15.7 million for 2015. The financing cash flow was primarily used for borrowings under the Revolving Credit Facility and Term Loan and subsequent repayment of principal on the Revolving Credit Facility.

Revolving Credit Facility

We have a Revolving Credit Facility with an aggregate maximum principal amount of $110.0 million, subject to a borrowing base, with a term of four years, maturing September 19, 2018. The Revolving Credit Facility is available to fund working capital and general partnership purposes, including the making of certain permitted restricted payments, subject to the limitations therein, including financial compliance, no default and distributable cash flow. The Revolving Credit Facility has an accordion feature that will allow us to increase the aggregate maximum principal amount under the Revolving Credit Facility up to an aggregate amount of $150.0 million, subject to our receiving increased commitments from existing lenders or new commitments from new lenders and the satisfaction of certain other conditions. The Revolving Credit Facility is available for borrowing. Borrowings under the revolving Credit Facility are secured by substantially all of our assets.

Loans under the Revolving Credit Facility bear interest at a rate that is equal to either a base rate or the London Interbank Offered Rate (“LIBOR”), plus the Applicable Margin (as defined in the Revolving Credit Facility), which is 375 basis points for base rate loans and 475 basis points for LIBOR loans. The base rate is a fluctuating rate of interest per annum equal to the highest of (a) the U.S. prime rate in effect for such day, (b) the sum of the federal funds rate in effect for such day plus 50 basis points per annum and (c) daily one-month LIBOR plus 100 basis points. The unused portion of our Revolving Credit Facility is subject to a commitment fee equal to 50 basis points per annum. Upon any event of default, the interest rate will increase by 2% per annum for the period during which the event of default exists.

The Revolving Credit Facility contains certain customary representations and warranties, affirmative covenants, negative covenants and events of default. The negative covenants include restrictions on our ability to incur additional indebtedness, acquire and sell assets, create liens, make investments and make distributions.

The Revolving Credit Facility requires us to maintain a maximum Tranche B Loan to Value Ratio (as defined in the Revolving Credit Facility) of no greater than 70% for each quarter ended after December 19, 2016 and not to permit Liquidity (as defined in the Revolving Credit Facility) to be less than $7.5 million at each calendar month-end. We were in compliance with these debt covenants at March 31, 2017.

If an event of default (as such term is defined in the Revolving Credit Facility) occurs, the agent would be entitled to take various actions, including the acceleration of amounts due under the Revolving Credit Facility, termination of the commitments under the Revolving Credit Facility and all remedial actions available to a secured creditor. The events of default include customary events for a financing agreement of this type, including, without limitation, payment defaults, material inaccuracies of representations and warranties, defaults in the performance of affirmative or negative covenants (including financial covenants), bankruptcy or related defaults, defaults relating to judgments, breach or nonperformance under a material contract, the occurrence of a change in control and breach, non-performance or early termination of any material contract.

The indebtedness, obligations and liabilities arising under or in connection with the Revolving Credit Facility is unconditionally guaranteed by our subsidiaries.

Term Loan

We have a $40 million Term Loan that matures on December 19, 2020. We received $35 million under the Term Loan on December 19, 2016, of which $22 million was used to pay down our Revolving Credit Facility. The remaining $5 million was subsequently funded in January 2017. The Term Loan is secured on a second lien basis and is subordinate to our Revolving Credit Facility.

The outstanding principal amount of the Term Loan, together with the accrued and unpaid interest, is required to be repaid on the December 19, 2020 maturity date. We are not required to make principal payments under the Term Loan other than at maturity. The Term Loan is not revolving in nature and principal amounts paid or prepaid may not be re-borrowed. Interest on the unpaid principal is at a rate of 10.0% interest per annum and accrues on a daily basis and is paid in arrears at the end of each fiscal quarter. At the end of each quarter all accrued and unpaid interest is paid in kind by capitalizing and adding to the outstanding principal balance. We did not make any cash interest payments on the Term Loan during 2016. As of March 31, 2017, $1.1 million was capitalized and added to the outstanding principal balance of the Term Loan.

The Term Loan contains certain customary representations and warranties, affirmative covenants, negative covenants and events of default. The negative covenants include restrictions on our ability to incur additional indebtedness, acquire and sell assets, create liens, make investments and make distributions.

The Term Loan agreement requires the maximum Tranche B Loan to Value Ratio (as defined in the Revolving Credit Facility) not to be greater than 77% for each quarter ending after December 19, 2016 and not to permit liquidity to be less than $6.75 million at each calendar month-end. We were in compliance with these debt covenants at March 31, 2017.

If an event of default (as such term is defined in the Term Loan) occurs, the agent would be entitled to take various actions, including the acceleration of amounts due under the Term Loan, termination of the commitments under the Term Loan and all remedial actions available to a secured creditor. The events of default include customary events for a financing agreement of this type, including, without limitation, payment defaults, material inaccuracies of representations and warranties, defaults in the performance of affirmative or negative covenants (including financial covenants), bankruptcy or related defaults, defaults relating to judgments, breach or nonperformance under a material contract, the occurrence of a change in control and breach, non-performance or early termination of any material contract.

Capital Requirements and Sources of Liquidity

During the year ended December 31, 2016, our capital expenditures (net of proceeds from dispositions of equipment), excluding acquisitions, were approximately $6.5 million, $0.1 million, $0.7 million and $0.0 million in our directional drilling services business segment, pressure pumping services business segment, pressure control services business segment and wireline services business segment, respectively, for aggregate net capital expenditures of approximately $7.3 million primarily for the purchase of new drilling motors and replacement of MWD kits.

For the year ended December 31, 2015, our aggregate capital expenditures were approximately $14.6 million. This amount includes approximately $4.4 million, $4.0 million and $6.2 million, respectively, allocated to our directional drilling, pressure pumping services and wireline services business segments, including the purchase of new drilling motors and wireline units.

We believe that the proceeds of this offering, our operating cash flow and available borrowings under our Revolving Credit Facility will be sufficient to fund our operations for at least the next 12 months. However, future cash flows are subject to a number of variables, and significant additional capital expenditures will be required to conduct our operations. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of capital expenditures and make expected distributions. Further, we do not have a specific acquisition budget for 2017 since the timing and size of acquisitions cannot be accurately forecasted. In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures or distributions and/or seek additional capital. If we seek additional capital for that or other reasons, we may do so through borrowings under our Revolving Credit Facility, joint venture partnerships, asset sales, offerings of debt and equity securities or other means. We cannot assure that this additional capital will be available on acceptable terms or at all. If we are unable to obtain funds we need, we may not be able to complete acquisitions that may be favorable to us or to finance the capital expenditures necessary to conduct our operations.

Contractual and Commercial Commitments

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2016 (in thousands):

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual obligations:
Long-term debt, including current portion(1)	$125,100	—	$90,000	35,100	—
Operating lease obligations(2)	20,545	6,281	9,020	3,293	1,951
Capital lease obligations(3)	6,347	630	1,260	1,260	3,197
Purchase commitments to sand suppliers(4)	15,373	3,893	8,312	3,168	—

	$167,365	$10,804	$108,592	$42,821	$5,148

(1)	The long-term debt excludes interest payments on each obligation. We intend to use the proceeds of this offering for the repayment of all outstanding borrowings under our Revolving Credit Facility and Term Loan. Please see “Use of Proceeds.”

(2)	Operating lease obligations relate to equipment, tools, office facilities and other property.
(3)	Capital lease obligations relate to long-term facilities leases.
(4)	The purchase commitments to sand suppliers represent our monthly obligation to purchase a minimum amount of sand from each of two sand suppliers. If the minimum purchase requirement is not met, the shortfall is settled at the end of the year in cash. Pricing in both contracts is based on an index tied to the WTI spot price and based on whether delivery is taken at the location of the applicable plant. Disclosure in this table provides the Company’s purchase obligations based on minimum liquidated damages and assumes that the WTI spot price is below $70.00/bbl and $62.50/bbl for each of the two contracts.

Critical Accounting Policies and Estimates

The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective or complex judgments and assessments and is fundamental to our results of operations.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with Quintana Energy Services LP’s consolidated financial statements and related notes included therewith.

Allowance for bad debts

We evaluate our accounts receivable through a continuous process of assessing our portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of our customers. We also consider the economic environment of our customers, both from a marketplace and geographic perspective, in evaluating the need for an allowance. Based on our review of these factors, we establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. This process involves a high degree of judgment and estimation, and periodically involves significant dollar amounts. Accordingly, our results of operations can be affected by adjustments to the allowance due to actual write-offs that differ from estimated amounts. Our estimates of allowances for bad debts have historically been accurate. Over the last four years, our estimates of allowances for bad debts, as a percentage of accounts receivable before the allowance, have ranged from 1.1% to 2.3%. At December 31, 2016, allowance for bad debts totaled $0.9 million, or 2.3% of accounts receivable before the allowance. At December 31, 2015, allowance for bad debts totaled $1 million, or 2.1% of accounts receivable before the allowance. A hypothetical 100 basis point change in our estimate of the collectability of our accounts receivable balance as of December 31, 2016 would have resulted in a $0.4 million adjustment to 2016 total operating costs and expenses. See Note 2 to the consolidated financial statements for further information.

Property, Plant, and Equipment

We calculate depreciation based on estimated useful lives of our assets. When assets are placed into service, we separately identify and account for certain significant components of our directional drilling, pressure pumping, pressure control and wireline equipment and make estimates with respect to their useful lives that we believe are reasonable. However, the cyclical nature of our business, which results in fluctuations in the use of our equipment and the environments in which we operate, could cause our estimates to change, thus affecting the future calculations of depreciation.

Impairment of long-lived assets, including intangible assets

We carry a variety of long-lived assets on our balance sheet including property, plant and equipment, and intangibles. We conduct impairment tests on long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value, and any impairment charge that we record reduces our earnings. We review the carrying value of these assets based upon estimated undiscounted future cash flows while taking into consideration assumptions and estimates, including the future use of the asset, remaining useful life of the asset and service potential of the asset. The determination of recoverability is made based upon the estimated undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows independent of the cash flows of other groups of assets, with such cash flows to be realized over the estimated remaining useful life of the primary asset within the asset group.

The quantitative impairment test we perform for long-lived assets utilizes certain assumptions, including forecasted revenue and costs assumptions. The forecasted revenue can be affected by rig count, dayrates and the number of well completions, while our cost assumptions can be impacted by the price of sand and labor rates. If the US rig count and the price of crude oil remains at low levels for a sustained period of time, we could record an impairment of the carrying value of our long lived assets in the future. If rig count and crude oil prices decline further or remain at low levels, to the extent appropriate we expect to perform our impairment assessment on a more frequent basis to determine whether an impairment is required.

Insurance Accruals

We self-insure for certain losses relating to workers’ compensation, general liability, automobile, and our employee health plan. We estimate the level of our liability related to the insurance and record reserves for these amounts in the consolidated financial statements. These estimates, which are actuarially determined, are based on the facts and circumstances specific to existing claims and past experience with similar claims. These loss estimates and accruals recorded in the financial statements for claims have historically been reasonable in light of the actual amount of claims paid and are actuarially supported. Although we believe our insurance coverage and reserve estimates are reasonable, a significant accident or other event that is not fully covered by insurance or contractual indemnity could occur and could materially affect our financial position and results of operations for a particular period.

Legal and environmental matters

As of December 31, 2016, we assessed the legal action pending against the Company and have accrued an estimate of probable and estimated costs. Our legal department monitors and manages all claims filed and potential claims against us and review all pending investigations. Generally, the estimate of probable costs related to these matters is developed in consultation with internal and outside legal counsel representing us. Our estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. The accuracy of these estimates is impacted by, among other things, the complexity of the issues and the amount of due diligence we have been able to perform. We attempt to resolve these matters through settlements, mediation and arbitration proceedings when possible. If the actual settlement costs, final judgments or fines, after appeals, differ from our estimates, our future financial results may be adversely affected.

Emerging Growth Company

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

Internal Controls and Procedures

We are not currently required to comply with the Security and Exchange Commission’s (“SEC”) rules implementing Section 404 of Sarbanes-Oxley, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of Sarbanes-Oxley, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting under Section 404 until the year following our first annual report required to be filed with the SEC for the year ended December 31, 2018. We will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. To comply with the requirements of being a public company, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

We and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of December 31, 2016. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. To facilitate the ongoing maintenance and period end closing of the Company books, at certain QES entities, certain individuals are not prevented from both initiating and recording (“creating and posting”) journal entries into the general ledger without proper monitoring or manual approval of the journal entries. Additionally, within certain QES entities’ accounting systems, members of management have access to and use a ‘super user’ account without monitoring, which grants users significant conflicting capabilities and does not allow for tracking of the user’s activities. Therefore, individuals have the ability to record and/or alter entries within the Company’s general ledger without appropriate review, leading to a reasonable possibility of a material misstatement of the financial statements.

We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses, including actively seeking to recruit additional finance and accounting personnel, are evaluating and formalizing the roles and responsibilities of our finance and accounting personnel across our business units. We can give no assurance that these actions will remediate this deficiency in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Additionally, the material weaknesses could result in misstatements to our financial statements or disclosures that would result in material misstatements to our annual or interim consolidated financial statements that would not be prevented or detected.

Our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal control over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act or as long as we are a non-accelerated filer. See “Summary—Emerging Growth Company.” Please also see “Risk Factors—Risks Related to this Offering and Our Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain disclosure requirements, including those relating to accounting standards and disclosure about our executive compensation and internal control auditing requirements that apply to other public companies” and “Risk Factors—Risks Related to this Offering and Our Common Stock—If we fail to remediate material weaknesses in our internal control over financial reporting, or experience any additional material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our common stock.”

Inflation

Inflation in the U.S has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2016 and 2015. Although the impact of inflation has been insignificant in recent years, it is still a factor in the U.S. economy and we tend to experience inflationary pressure on the cost of oilfield services and equipment as increasing oil and gas prices increase drilling activity in our areas of operations and the rest of equipment, materials and supplies required for our services increase.

Quantitative and Qualitative Disclosure About Market Risks

The demand, pricing and terms for oil and gas services provided by us are largely dependent upon the level of activity for the U.S. oil and natural gas industry. Industry conditions are influenced by numerous factors over which we have no control, including, but not limited to: the supply of and demand for oil and natural gas; the prices and expectations about future prices of oil and natural gas; the cost of exploring for, developing, producing and delivering oil and natural gas; the expected rates of declining current production; the discovery rates of new oil and natural gas reserves; available pipeline and other transportation capacity; weather conditions; domestic and worldwide economic conditions; political instability in oil-producing countries; environmental regulations; technical advances affecting energy consumption; the price and availability of alternative fuels; the ability of oil and natural gas producers to raise equity capital and debt financing; and merger and divestiture activity among oil and natural gas producers.

The level of activity in the U.S. oil and natural gas E&P industry is volatile. Expected trends in oil and natural gas production activities may not continue and demand for our services may not reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and natural gas production levels and therefore affect demand for our services. A material decline in oil and natural gas prices or U.S. activity levels could have a material adverse effect on our business, financial condition, results of operations and cash flows. Demand for our services has continued to improve since May 2016 after our industry experienced a significant downturn beginning in late 2014. Our improving outlook in both activity levels and margin performance are based on our relative scale and strong positioning in each of our four business segments. Should oil and gas prices again decline, the demand for the services we offer could be negatively impacted.

Interest Rate Risk

We had a cash and cash equivalents balance of $11.0 million at March 31, 2017. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates. Declines in interest rates, however, will reduce future income from cash equivalent investments.

We had $79.1 million outstanding under the Revolving Credit Facility at March 31, 2017, which bears interest at a variable rate generally based on prime plus various factors. As of March 31, 2017, the weighted average interest rate on amounts borrowed under the Revolving Credit Facility was approximately 5.5%. Based on the current debt structure, a 1.0% increase or decrease in the interest rates would increase or decrease interest expense by approximately $1.1 million per year. Our Term Loan has a fixed paid-in-kind interest rate of 10.0% per annum. We do not currently hedge our interest rate exposure.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements.

BUSINESS

Overview

We are a growth-oriented provider of diversified oilfield services to leading onshore oil and natural gas E&P companies operating in both conventional and unconventional plays in all of the active major basins throughout the U.S. The following business segments comprise our primary services: (1) directional drilling services, (2) pressure pumping services, (3) pressure control services and (4) wireline services. Our directional drilling services enable efficient drilling and guidance of the horizontal section of a wellbore using our technologically-advanced fleet of downhole motors and 117 MWD kits. Our pressure pumping services include hydraulic fracturing, cementing and acidizing services, and such services are supported by a high-quality pressure pumping fleet of 236,500 HHP as of March 31, 2017. Our primary pressure pumping focus is on large hydraulic fracturing jobs of up to 80,000 HHP. Our pressure control services provide various forms of well control for completions and workover applications through our 23 coiled tubing units, 36 rig-assisted snubbing units and ancillary equipment. Our wireline services include 58 wireline units (52 trucks and 6 skid-mounted units) providing a full range of pump-down services in support of unconventional completions, and cased-hole wireline services enabling reservoir characterization.

Our operations are diversified by our broad customer base and expansive geographical reach. We currently operate throughout all active major onshore oil and gas basins in the U.S. and we served more than 750 customers in 2016. We have cultivated and maintain strong relationships with our E&P company customers, including leading companies such as Pioneer Natural Resources Company, EOG Resources, Inc., Newfield Exploration Company, Antero Resources Corporation and XTO Energy Inc.

Demand for our services has continued to improve since May 2016 as oil and natural gas prices have increased from previous levels and as the Baker Hughes U.S. land rig count has increased from 374 rigs on May 27, 2016 to 881 rigs as of May 26, 2017. Although our industry experienced a significant downturn beginning in late 2014 and remained depressed for a prolonged period, which materially adversely affected our results in 2015 and 2016, the rebound in demand and increasing rig count beginning in May 2016 has improved both activity levels and pricing for our services. Our revenue has increased each quarter from the quarter ended June 30, 2016 through the quarter ended March 31, 2017. From the second quarter of 2016 through the first quarter of 2017, our directional drilling services business segment increased the number of rig days by 127%, while dayrates have improved from the lows we experienced during the second quarter of 2016. Moreover, through the downturn, we have steadily increased our market share in our directional drilling business services segment. Additionally, we reactivated our second pressure pumping fleet in February 2017 and our frac utilization increased 42% from the second quarter of 2016 through the first quarter of 2017, approaching full utilization for our active fleets. Utilization of our pressure control and wireline assets has also continued to improve since the second quarter of 2016.

We used the downturn as an opportunity to optimize our cost structure and increase efficiency to better serve our customers. As part of these cost control initiatives, we closed unprofitable locations serving non-key regions, renegotiated supplier contracts and certain equipment leases to improve profitability and reduced general and administrative expenses. To improve operational efficiencies, we streamlined our internal processes and further improved customer focus.

Our Services

We classify the services we provide into four reportable business segments: (1) directional drilling services, (2) pressure pumping services, (3) pressure control services and (4) wireline services. We describe each of these segments below.

The charts below reflect the percentage of our revenues attributable to each of our business segments, and to each of the basins in which we operate, for the year ended December 31, 2016.

Revenue ($210.4 million) for the year ended December 31, 2016

($ amounts in millions)

Directional Drilling Services

Our directional drilling services business segment provides the highly-technical and essential services of guiding horizontal and directional drilling operations for E&P companies. Directional drilling services enable E&P companies to drill horizontal wells that offer greater exposure to targeted reservoir horizons than vertical wells, and have become the standard means for drilling unconventional wells. According to Baker Hughes, 84% of all active rigs operating in the U.S. during the week ended May 26, 2017, were drilling horizontal wells, as compared to only 20% of active rigs as of ten years ago as of the same date. Approximately 90% of our directional drilling revenue is from “follow-me rigs,” which involve non-contractual, generally recurring services as our directional drilling team members follow a drilling rig from well-to-well or pad-to-pad for multiple wells, and in some cases, multiple years. With increasing use of pad drilling and reactivation of rigs, we have increased the number of “follow-me rigs” from approximately 27 in the second quarter of 2016 to 52 through the first quarter of 2017. Furthermore, increases in rig efficiency and multi-well pad drilling favor our directional drilling services business segment, which is now able to complete more jobs per year.

Our directional drilling services business segment is one of the largest independent providers of domestic onshore directional drilling services. We offer a complete package of premium drilling services, including directional drilling, horizontal drilling, underbalanced drilling, MWD, rental tools and pipe inspection services. Our equipment package also includes various technologies, including our positive pulse MWD navigational tool asset fleet, mud motors and ancillary downhole tools, as well as third-party electromagnetic navigational systems. These technologies, coupled with our services and experienced and specialized personnel, allow our customers to drill wellbores to specific target zones within narrow location parameters. Our personnel are involved in all aspects of a well, from the initial planning of a customer’s drilling program to the management and execution of the horizontal or directional drilling operations. Our directional drilling team will remain on location 24 hours per day and oversee all drilling operations, both of the vertical and lateral wellbore, until completion. In addition, our remote monitoring capabilities allow our supervisory personnel to continuously monitor the progress of each directional drilling job across multiple drilling locations. Our strong operational performance is demonstrated by a recently completed horizontal well for which we averaged 5,000 feet drilled in every 24-hour period throughout the well. Our directional drilling services are supported by our 30,000 square foot facility in Willis, Texas that allows us to manufacture downhole motors and perform a majority of our machining, repair and testing of our directional drilling equipment in-house. We believe our vertically integrated operations, from our in-house manufacturing and repair facilities to trucking and logistics capabilities, provide operational flexibility valued by our customers and represent a competitive advantage.

We provide directional drilling services to E&P companies in many of the most active areas of onshore oil and natural gas development in the U.S., including the Permian Basin, Eagle Ford Shale, Mid-Continent region (including the SCOOP/STACK), Marcellus/Utica Shale and DJ/Powder River Basin.

We also provide a suite of integrated and related services, including downhole rental tools and third-party inspection services of drill pipe and downhole tools. The demand for these services is primarily influenced by customer drilling-related activity levels. We introduced these tool rental and inspection services in 2008 in response to customer demand and increasing third-party costs relating to tool inspections. Our tool rental and inspection business is complementary to the other services we offer and provides us with opportunities to offer our other services in addressing the drilling needs of our customers.

Pressure Pumping Services

We are a leading provider of pressure pumping services in the Mid-Continent region, primarily in our capacity as a provider of hydraulic fracturing services to E&P companies. Pressure pumping services are intended to optimize hydrocarbon flow paths during the completion phase of horizontal wells. We focus on providing services for larger frac jobs requiring up to 80,000 HHP, but have the capability to provide a customized range of frac services to meet the particular needs of our customers. We believe our technical capabilities, depth of talent and operational flexibility allow us to accommodate the increasing HHP requirements of our customers’ frac jobs and such strengths provide us with access to a large number of customers. In addition, many of these jobs require logistically intensive service and mobility capabilities for which we are well suited as a result of our basin-specific experience. We believe such operational flexibility allows us to be responsive to our customers’ needs, increasing the utilization of our assets and strengthening our existing customer relationships.

As of March 31, 2017, our pressure pumping fleet had a capacity of 236,500 HHP, of which 205,000 HHP was dedicated to hydraulic fracturing, 16,000 HHP was dedicated to cementing and 15,500 HHP was dedicated to acidizing. As of March 31, 2017, we had 182,000 of active HHP and, based on current pricing for component parts and labor, we believe we can reactivate 54,500 HHP at a cost of approximately $4.2 million. Of our total active HHP, approximately 87% is dedicated to hydraulic fracturing services, approximately 6% is dedicated to acidizing services and approximately 7% is dedicated to cementing services. Additionally, we have successfully grown our pressure pumping services business segment through organic growth and acquisitions. From January 1, 2007 to March 31, 2017, we have increased our total fleet from 15,450 HHP to 236,500 HHP.

We have historically focused our operations in this business segment in the Mid-Continent region (including the SCOOP/STACK) and Rocky Mountain region (including the Williston Basin), with an additional presence in the Permian Basin, and believe that we are well-positioned in these regions given demand for our services continues to improve.

We believe our high-quality active pressure pumping assets, with the majority of our pressure pumping equipment built within the last five years, allows us to provide reliable services to our customers. Our pressure pumping fleet operates out of two facilities in Oklahoma, a 41,475 square foot facility in Ponca City and a 43,510 square foot facility in Union City. Through our Oklahoma City pressure control facility, we have the in-house ability to retrofit and perform maintenance on our frac pumps and blenders, allowing us to better preserve our pressure pumping equipment at a lower cost versus outsourcing to third parties. In addition, we have multi-year proppant supply contracts for 167,000 average annual tons through 2020. We expect these supply contracts will provide approximately 88% of our proppant needs for the remainder of 2017. We also have 13,250 tons of flat sand storage in Enid, Oklahoma in our facility located in the BNSF Railway, which provides access to the materials needed to ensure consistently reliable operations.

We also provide cementing services, including surface- and intermediate-casing and long-string cementing capabilities, as well as a full range of acid stimulation services, including CO2 foamed acid stimulation, in all of the basins in which our pressure pumping services operate.

Our personnel have extensive technical expertise and customer relationships, which we believe enables us to maintain and further expand our presence in these regions. Additionally, we believe these regions will continue to benefit from E&P companies’ increasing design of more complex wells, with higher service intensity that increases demand for our services.

Pressure Control Services

Our pressure control services business segment consists of coiled tubing, rig-assisted snubbing, nitrogen, fluid pumping and well control services. These services provide essential support for drilling, completion and workover activities in unconventional resource plays. Our pressure control services have the ability to operate under high pressure without delay or production halts for a well that is under pressure. Ceasing or suppressing production during the completion phase of an unconventional well could result in formation damage impacting the overall recovery of reserves and ultimately resulting in reduced returns for our E&P customers. Our pressure control services help E&P companies minimize the risk of such damage during completion activities. As of March 31, 2017, we provided our pressure control services through our fleet of 23 coiled tubing units (greater than 75% of which have two-inch or larger diameter coil, allowing us to service extended reach laterals), 36 rig-assisted snubbing units, 23 nitrogen pumping units and 22 fluid pumping units. We provide our pressure control services in the Mid-Continent region (including the SCOOP/STACK), Eagle Ford Shale, Permian Basin, Marcellus/Utica Shale, DJ/Powder River Basin, Haynesville Shale, Fayetteville Shale and Williston Basin (including the Bakken Shale).

Our coiled tubing units are used in the provision of well-servicing and workover applications, or in support of unconventional completions. Our rig-assisted snubbing units are used in conjunction with a workover rig to insert or remove downhole tools or in support of other well services while maintaining pressure in the well, or in support of unconventional completions. Our nitrogen pumping units provide a non-combustible environment downhole and are used in support of other pressure control or well-servicing applications. Our fluid pumping units are used to provide pump-down services for deployment of tools downhole during completion and workover activities.

We also offer highly-technical and specialized well control services, which are typically required in response to emergencies at the well, particularly fires and blowouts. Our team is comprised of oilfield services veterans with extensive domestic and international experience in well control operations dating back to the 1980s.

We have in-house manufacturing and repair capabilities through our 120,000 square foot facility in Oklahoma City, Oklahoma that differentiates us and provides us with the ability to create customized solutions and make efficient repairs. These capabilities provide us the flexibility to customize coiled tubing and rig-assisted snubbing equipment, which has led to improved safety designs, decreased rig-up time and overall efficiency.

Wireline Services

Our wireline services business segment principally works in connection with hydraulic fracturing services in the form of pump-down services for setting plugs between frac stages, as well as the deployment of and hydraulic fracturing services required for “plug-and-perf” completions increases efficiencies for our customers by reducing downtime between each process, which in turn allows us to complete more stages in a day and ultimately reduces the number of days it takes our customers to complete a well. We have 58 wireline units comprised of 52 trucks and 6 skid-mounted units, with 43% utilization for the month of March 2017. We also offer a full range of other pump-down and cased-hole wireline services, including electro-mechanical pipe-cutting and punching. We provide cased-hole production logging services, injection profiling, stimulation performance evaluation and water break-through identification through this business segment. Additionally, we provide industrial logging services for cavern, storage and injection wells, and we have exclusive licenses to operate the POINT® proprietary detection system and the SPACE® imaging and measurement platform in the U.S. The POINT® system includes seven powerful diagnostic programs that enable a proactive and systematic approach to managing well integrity. The SPACE® imaging and measurement platform utilizes ground breaking ultrasonic techniques to enable true spatial understanding of the downhole environment. A multi-element transducer, operated as a phased array, and advanced signal and image processing algorithms combine to produce high resolution 2D and 3D rendered images.

We established our wireline services business segment in 2014 to enter the horizontal “plug-and-perf” market which was highly-complementary to our pressure pumping services. We hired experienced management personnel and ordered new, custom built, cased-hole wireline trucks and equipment. The Archer Acquisition in December 2015 significantly expanded our fleet. As of March 31, 2017, we owned 58 wireline units and operated from eight facilities throughout the Permian Basin, Eagle Ford Shale and Mid-Continent region (including the SCOOP/STACK). We offer our wireline services in all markets in which we provide pressure pumping services. From January 2016 to March 2017, we have completed approximately 9,032 stages in the U.S. with a success rate of approximately 98.8%.

Industry Overview and Trends Impacting Our Business

Demand for our services is primarily driven by the level of drilling and completion activity by E&P companies, which has risen beginning in the second quarter of 2016 in response to rising commodity prices and increasing efficiencies from methods applied to the development of unconventional oil and natural gas wells in the U.S.

Improving Macro Outlook and U.S. E&P Activity Levels

Improving commodity prices. Crude oil prices have increased from their lows of $26.21 per Bbl in early 2016 to $48.32 per Bbl at the end of May 2017 (based on the WTI), but remain 55% lower than a high of $107.26 per Bbl in June 2014. Natural gas prices have increased from their lows of $1.64 per MMBtu in early 2016 to $3.07 per MMBtu at the end of May 2017, but remain 62% lower than a high of $8.15 per MMBtu in February 2014. Drilling and completion activity in the U.S. has increased significantly with the rise in commodity prices.

Production increases favor U.S. unconventional plays. Improving supply and demand balances are expected to disproportionately benefit U.S. drilling and completion activities due to superior economics of many unconventional basins, as well as the more advantageous and stable business, legal and political environment in the U.S. as compared to other regions globally. The U.S. Energy Information Administration (“EIA”) is predicting global demand growth for oil and NGLs of more than 3.1 MMBbl/d from 2016 to 2018. The EIA estimates that the U.S. will be among the largest benefactors of that demand growth, with U.S. oil and NGLs production estimated to rise by more than 1.7 million MMBbl/d over the same period. The EIA also estimates that U.S. shale natural gas production will be a meaningful component of global natural gas production growth, with total U.S. natural gas production expected to rise by 47% between 2012 and 2040.

Rising domestic drilling rig counts. U.S. drilling activity has already rebounded significantly from the lows experienced in 2016. According to Baker Hughes, the U.S. land rig count has risen from its recent low of

374 rigs in May 2016 to approximately 881 rigs as of April 21, 2017, an increase of more than 136%. According to Spears & Associates, the total U.S. land rig count is expected to average 975 rigs in 2018, a material escalation relative to the 2016 average of 483 rigs.

Attractive Secular Trends Related to Unconventional Oil and Natural Gas Development

North American E&P companies have increasingly focused on exploiting unconventional oil and gas basins through the increased use of horizontal drilling and high intensity completion activities, supporting improved production of oil and natural gas. These trends are expected to continue as U.S. unconventional production continues to take an increasing share of total global production.

Increasing focus on horizontal drilling activity and high-efficiency rigs. We view the horizontal rig count as a reliable indicator of the overall level of demand for our services. According to Baker Hughes, horizontal rigs accounted for 84% of all total active rigs in the U.S. as of April 21, 2017, as compared to only 20% a decade earlier. Horizontal drilling allows E&P companies to drill wells with greater exposure to the economic payzone of a targeted formation, thus improving production. The advantages of horizontal drilling have increasingly led to greater demand for high-specification rigs that are more efficient at drilling in shale formations than older drilling rigs. Additionally, high-specification rigs which are capable of pad drilling operations have become more prevalent in North America and enable the operator to drill more wells per rig per year than older rigs. According to Spears & Associates, the average annual number of wells drilled per rig in the U.S. has risen from 24 in 2012 to 30 in 2016.

Longer lateral lengths and greater completions intensity per well. Completion of horizontal wells has evolved to require increasingly longer laterals and more hydraulic fracturing stages per horizontal well, which increase the exposure of the wellbore to the reservoir and improve production of the well. Hydraulic fracturing operations are conducted via a number of discrete stages along the lateral section of the wellbore. As wellbore lengths have increased, the number of hydraulic fracturing stages has continued to rise. According to Spears & Associates, from 2014 to 2016 the average number of stages per horizontal well increased from 26 stages per well to 35 stages per well and is expected to further increase to an average of 48 stages per horizontal well in 2018. The market has also trended toward larger scale hydraulic fracturing operations, characterized by more HHP per well. This requires a greater number of hydraulic fracturing units per fleet to execute a completion job. These trends, along with the overall expected, continued recovery of U.S. drilling and completion activity, favor continued growth of the hydraulic fracturing sector. Spears & Associates forecasts that U.S. demand for HHP is expected to increase more than 114% from the fourth quarter of 2016 to the fourth quarter of 2018.

Favorable Competitive Environment

Our scale is a differentiator in a fragmented market. The markets we serve, and the oilfield services market in general, are characterized by fragmentation and consist of a large number of small independent operators serving these markets. We believe our relative scale is a differentiator, as we are a leading independent provider of directional drilling and pressure control services and have significant scale in both our pressure pumping and wireline service offerings.

Market for our services is tightening. We are well positioned for the ongoing recovery we are experiencing in each of our business segments, all of which have already realized pricing improvement from the lows observed in 2016. Our improving outlook in both activity levels and margin performance are based on our relative scale and strong positioning in each of our four business segments.

While we believe these trends will benefit us, our markets may be adversely affected by industry conditions that are beyond our control. For example, the overall decline in oil prices from their high levels in 2014 to their low levels in 2016 and the uncertainty regarding the sustainability of current oil prices has materially affected and may continue to materially affect the demand for our services and the rates that we are able to charge. For more information on this and other risks to our business and our industry, please read “Risk Factors—Risks Related to Our Business and Industry.”

Business Strategies

Our principal business objective is to create value for stockholders by profitably and safely continuing to pursue accretive growth opportunities, including organic investments in each of our four business segments, as well as acquisitions in our existing and complementary lines of business. In addition to these growth strategies, we also intend to achieve our business objectives through successfully meeting existing customer demand and exceeding customer expectations in each of our four business segments in conventional and unconventional basins across the U.S. We believe our diversified services address a wide range of customer needs, and the suite of products and services we offer allow us to provide our customers with the specialized products and services that we view as key to efficient hydrocarbon recovery. We expect to achieve this objective through the following business strategies:

•	Achieve operational excellence through our focus on performance and reliability. We believe that our services are differentiated from our competitors by our operational excellence and high levels of reliability. During the recent downturn in the oil and natural gas industry, we pursued enhancements to our repair and maintenance capabilities, which have led to improved reliability and operational performance. Higher reliability on the well site translates into more revenue days on site and increases our profitability, while delivering a high level of services to our customers. As a result, we continue to set new company records for our directional drilling services business segment, recently completing a job where we averaged 5,000 feet drilled in every 24-hour period throughout the well, and we routinely exceed customer plans for time to a targeted depth. We regularly achieve a high post-job customer satisfaction rate in our pressure pumping services business segment. In our pressure control services business segment, we recently completed a coiled tubing job with 100 plus plugs drilled and in our wireline services business segment we achieved a success rate of over 98% in the year ended 2016.

•	Capitalize on the recovery of the oil and gas industry. Our suite of products and services is specifically designed for the U.S. onshore unconventional oil and gas industry. We plan to capitalize on the anticipated growth in activity and expected recovery in utilization and pricing as we deploy our modern assets across our four business segments. Many of our assets are ready to deploy at minimal cost and will return to work as we see attractive high return opportunities. For example, as of March 31, 2017 utilization for our directional drilling MWD kits, coiled tubing units, rig-assisted snubbing units and wireline units was 33%, 37%, 18% and 43% with 33%, 50%, 71% and 47% available to deploy at a minimal cost, respectively. In addition, approximately 90% of our directional drilling revenue is from “follow-me rigs” which is generally recurring activity as we follow a drilling rig from well-to-well. With increasing use of pad drilling and reactivation of rigs, we have increased the number of “follow-me rigs” from approximately 27 in the second quarter of 2016, to 52 as of March 31, 2017. In our pressure pumping services business segment, we recently deployed 63,000 of frac HHP in February 2017 at a cost of $1.5 million and we are evaluating reactivating an incremental 54,500 frac HHP at a cost of approximately $4.2 million. The breadth of our operations across the U.S. allows us to effectively capitalize on recovery trends, and we will strategically deploy our assets in response to the most profitable opportunities in the market.

•	Pursue continued growth in our existing business segments. We intend to continue evaluating organic growth opportunities that build scale in our existing services and geographies, while meeting our threshold for targeted financial returns.

•	Cross-sell our complementary services. We believe our multi-service offering, brand recognition and strong relationships with our customers will continue to allow us to successfully cross-sell our services to new and existing customers. We plan to complete a full rebranding of our business in the second quarter of 2017 to align all business segments under the QES brand. Offering a broader range of services for the same customers will further strengthen our existing customer relationships and increase profitability. For example, we bundled our pressure pumping services, wireline services and coiled tubing services for a customer on a single well site in 2016, demonstrating the complementary nature of our multi-service offering. Additionally, we continue to cross-sell our wireline services and pressure pumping services for “plug-and-perf” hydraulic fracturing strategies with our customers.

•	Selectively pursue organic growth opportunities. We believe we have a strong track record of identifying opportunities to increase the size of our existing business segments through purchases of new or refurbished equipment. Historically, we have generated high returns through the purchase of new assets for existing business lines and will continue to focus on such opportunities going forward. For example, since the acquisition of DDC in 2007, we organically increased the number of MWD kits available for deployment for directional drilling jobs from ten to 63 at December 31, 2015 (prior to the Archer Acquisition). Additionally, from the time of the acquisition of COWS in 2006 until December 31, 2014 (prior to the CAF Acquisition), we increased our pressure pumping HHP capacity by approximately 1,339% almost entirely through organic means.

•	Evaluate strategic, accretive acquisitions. We intend to evaluate accretive acquisitions to strategically enhance our scale and market position in our existing business segments and to add complementary service offerings, while meeting our threshold for targeted financial returns. Our management team has a demonstrated track record of acquiring, consolidating and integrating acquisitions that have realized meaningful synergies and created value for the common unitholders of Quintana Energy Services LP. For example, we completed the Archer Acquisition in late 2015, which significantly increased scale and market position in our existing business segments, added new customer relationships and provided a new service offering (pressure control services). We identified and realized total annual cost savings of approximately $20 million through the closure and consolidation of facilities and operating cost synergies. We will continue to pursue accretive acquisitions leveraging our balance sheet flexibility following the offering to facilitate the continued expansion of our asset base, customer base, geographic presence and service offerings, which we believe will permit us to increase our market leadership position and returns for stockholders. We expect that the highly fragmented nature of our industry will afford us the opportunity to make strategic and accretive acquisitions, primarily of independent services companies, leveraging our acquisition and integration expertise.

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Continue our focus on customer service and safety. We value our reputation for reliable and qualified personnel and safe operations, and our corporate culture focuses on safety and customized and high quality customer service. Employee development and training is a vital part of our efforts to strengthen our organization and ensure we have an experienced and qualified workforce focused on providing the highest level of customer service while maintaining safe operations. We have a dedicated facility in Ponca City, Oklahoma where we educate and train both new and experienced members of our completion and production services workforce. Additionally, we are in the process of developing a similar training facility in Willis, Texas focused on providing customized education and training to our directional drilling services workforce. Our training programs include classroom and hands-on field work to provide our employees the training required to safely and effectively deliver the results that meet or exceed our customers’ specifications and requirements. We seek to increase productivity, efficiency and performance through our employees by providing an environment for ongoing learning both in the classroom and the field. We believe our focus on continuous training and employee development allows us to build long-term relationships with our employees and increases our ability to deliver high-quality services to our customers and our focus on safety has resulted in a total recordable incident rate below industry average.

Competitive Strengths

We believe we will be able to successfully execute our business strategies because of the following competitive strengths:

•	Multi-service offering with a complementary suite of products and services. Our multi-service offering and our operational flexibility position us to serve a broad number of E&P companies with a variety of service needs critical to their operations. We provide a diverse set of services to our customers, from the well planning and drilling phase (directional drilling services) through the completion phase (pressure pumping, wireline and pressure control services) and production phase (pressure control services). Our position across the well life cycle provides us with opportunities to cross-sell our products and services to customers and further strengthens our relationships.

•	Modern assets supported by in-house manufacturing, repair and maintenance capabilities. Our modern equipment allows us to deliver reliable services to our customers, while minimizing downtime and increasing efficiency. In our directional drilling services business segment, our in-house ability to rebuild, upgrade and customize our equipment improves operational performance and reliability and differentiates us from some of our competitors that rent MWD kits and outsource maintenance to third-parties. Our high-quality pressure pumping equipment was largely built within the last five years, and we fully maintained our active fleet throughout the recent industry downturn to ensure optimal reliability and performance. In addition, in our pressure pumping services business segment, we retrofit and perform maintenance on certain frac pumps and blenders. In our pressure control services business segment, we manufacture certain components and assemble coiled tubing and rig-assisted snubbing equipment, including customized equipment configurations which have led to improved safety designs, decreased rig-up time and overall ease of operations. We believe our in-house manufacturing, repair and maintenance capabilities allow us to continuously optimize and maintain our equipment and ensure high levels of operational capabilities and reliability across all of our business segments. We believe our modern assets increase our ability to deliver strong operational performance for our customers, result in more revenue generating days on the wellsite, and increase profitability.

•	Significant operating leverage to the recovery. We have a large fleet of well-maintained assets that are positioned to benefit from the continued recovery in upstream capital spending. We have significant equipment capacity across most of our service lines that is ready to deploy at a minimal cost, providing us with operating leverage to the continuing recovery in unconventional oil and natural gas activity as both utilization and pricing increase. Prior to the downturn, we believe that we generated strong margins and returns on capital compared to our peers and we are currently well-positioned to achieve similar results in the current market. In addition, during the recent downturn in the oil and natural gas industry, we focused on streamlining our business by increasing efficiencies and reducing costs to further enhance returns while increasing scale with the Archer Acquisition to create a platform well-positioned for growth.

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Diversified geographical base with in-basin scale. Our operations are geographically diversified across many of the most active unconventional plays and conventional basins throughout the U.S. Our directional drilling services business segment operates in the Permian Basin, Eagle Ford Shale, Mid-Continent region, (including the SCOOP/STACK), Marcellus/Utica Shale and DJ/Powder River Basin. Our pressure pumping services business segment has historically operated in the Mid-Continent region (including the SCOOP/STACK) where we have a leading market position, as well as the Rocky Mountain region (including the Williston Basin) and the Permian Basin. Our pressure control services business segment operates in the Mid-Continent region (including the SCOOP/STACK), Eagle Ford Shale, Permian Basin, Marcellus/Utica Shale, DJ/Powder River Basin, Haynesville Shale, Fayetteville Shale and Williston Basin (including the Bakken Shale) providing access across the continental U.S. Lastly, our wireline services business segment provides services throughout the Permian Basin, Eagle Ford Shale and Mid-Continent region (including the SCOOP/STACK), Haynesville Shale and the DJ/Powder River Basin. These expansive operating bases provide us with access to a number of nearby unconventional crude oil and natural gas basins, both with existing customers expanding their production footprint and third parties acquiring new acreage. Our proximity to existing and prospective customer activities allows us to anticipate or respond quickly to such customers’ needs and efficiently deploy our assets.

•	The following map demonstrates our broad geographic footprint:

•	High-quality and diverse customer base supported by strong relationships. As a result of our extensive business history, our management and operating teams have developed longstanding relationships with our customers and suppliers. Across our four business segments, the average length of our relationships with our ten largest customers by revenue for the year ended December 31, 2016 was eight years. We have an extensive and diverse customer base, having served more than 750 customers in 2016, with our largest customer accounting for less than 10% of revenue for the year ended December 31, 2016.

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Seasoned and qualified workforce with strong safety track record and culture. We believe a key competitive advantage is our retention of highly-skilled, well-trained core employee base that enables us to provide reliable and safe services for our customers. Safety is essential to all aspects of our business. Many of our customers impose minimum safety requirements on their service providers, and some of our competitors are not permitted to bid on work for certain customers because they do not meet those customer’s minimum safety requirements. Our safety track record and reputation impacts our ability to retain and attract new customers. As a result, safety is one of our most important tenets.

•	Experienced management and operating team with track record of achieving growth organically and selectively through acquisitions. Our executive management team has an average of 21 years of experience in the energy industry and has overseen the growth of our business segments through both organic means and integrating several successful, accretive acquisitions. Our four business segments are led by seasoned, cycle-tested managers with an average of 32 years of experience and eight years of service with QES and predecessor companies. Most of our division heads have been affiliated with their respective divisions before acquisition by QES. In addition, our field managers have geological and engineering expertise in the areas in which they operate and understand the regional challenges that our customers face. We believe their knowledge of our industry and business segments enhances our ability to provide client-focused and basin-specific customer service, which we also believe strengthens our relationships with our customers. Our retention of our highly-skilled managers and employees through the industry downturn has resulted in strong operational performance and execution for our customers.

•	Balance sheet flexibility to pursue multiple accretive growth opportunities. Balance sheet flexibility to pursue multiple accretive growth opportunities. After giving effect to this offering and the use of net proceeds therefrom to fully repay all outstanding borrowings under our Revolving Credit Facility and our Term Loan and the remainder for general corporate purposes, as of March 31, 2017, we would have $ million of cash on hand, providing us with the flexibility to pursue opportunities to grow our business.

Our History

In 2006, Quintana began assembling what is now QES by acquiring COWS, then a leading provider of pressure pumping services in the Mid-Continent region with over half a century of successful operations. Shortly thereafter in 2007, Quintana acquired DDC, a growing and reputable independent provider of directional drilling services across the U.S. founded in 1998. Both businesses grew organically over the next several years, and in 2014, Quintana combined the two entities, creating a larger multi-service platform to offer complementary services to customers and to pursue further growth and acquisitions. In January 2015 we completed the CAF Acquisition, which expanded our pressure pumping services presence in the Mid-Continent region and provided us with a leading market share in this region at the time.

In December 2015, we acquired the U.S. pressure pumping, directional drilling, wireline and pressure control services businesses from Archer. The Archer Acquisition provided us with increased scale in key operating geographies, strengthened existing product lines and expanded our customer base and geographic reach. Archer’s assets nearly doubled our directional drilling MWD kits, enhanced our pressure pumping equipment and significantly upgraded our wireline services. In addition, the Archer Acquisition provided us with an entry into pressure control services which augmented our existing completions-oriented service lines. Since completing the Archer Acquisition and subsequent integration, we have realized over $20 million of annual cost savings in 2016 due to employee rationalization, enhanced economies of scale and closure and consolidation of facilities.

Our Properties

Our corporate headquarters are located at 1415 Louisiana Street, Suite 2900, Houston, Texas 77002. We currently own or lease the following additional material facilities:

	Leased or Owned	Expiration of Lease
Directional Drilling
Midland, TX (13000 W. HWY 80 E)	Leased	06/30/2017
Midland, TX (3705 South County Road 1210)	Leased	12/31/2021
Oklahoma City, OK	Leased	06/30/2026
Willis, TX (11390 FM 830)	Owned	N/A
Willis, TX (12161 FM 830)	Leased	03/31/2019
Mills, WY	Leased	10/31/2026
Morgantown, WV	Leased	10/31/2017
Denver, CO	Leased	Month-to-Month

Pressure Pumping
Gillete, WY	Leased	12/31/2017
Goldsmith, TX	Leased	08/01/2017
Ponca City, OK	Owned	N/A
Union City, OK	Owned	N/A
Cushing, OK	Owned	N/A
Oakley, KS	Owned	N/A
Chanute, KS	Owned	N/A
Thayer, KS	Owned	N/A
El Dorado, KS	Owned	N/A
Ottawa, KS	Owned	N/A

Pressure Control
Williston, ND	Owned	N/A
Greeley, CO	Owned	N/A
Odessa, TX	Leased	03/31/2021
Victoria, TX	Owned	N/A
Longview, TX	Owned	N/A
Arnett, OK	Owned	N/A
Elk City, OK	Leased	04/30/2027
Oklahoma City, OK	Leased	12/12/2026
Kensett, AR	Leased	Month-to-Month
Lore City, OH	Leased	04/14/2020

Wireline
Guthrie, OK	Owned	N/A
Levelland, TX	Owned	N/A
Odessa, TX	Leased	03/31/2021
Alice, TX	Leased	12/31/2021
Rosharon, TX	Leased	07/31/2019
Longview, TX	Leased	03/08/2021
Cresson, TX	Owned	N/A
Fort Worth, TX	Leased	12/31/2020

We believe that our facilities are adequate for our current operations.

Marketing and Customers

We operate in a highly competitive industry. Our competition includes many large and small oilfield service companies. As such, we price our services and products to remain competitive in the markets in which we operate, adjusting our rates to reflect current market conditions as necessary. We examine the rate of utilization of our equipment as a measure of our ability to compete in the current market environment.

We have also established over time a diverse and balanced mix of customers, including large, midsize and small oil and natural gas E&P companies. We served more than 1,500 customers in 2015 and more than 750 customers in 2016. For the years ended December 31, 2016 and 2015 no customer individually accounted for more than 10% of our consolidated revenues. If we were to lose any material customer, we believe that in the current market environment we would be able to redeploy our equipment with limited downtime. However, the loss of a material customer could have an adverse effect on our business until the equipment is redeployed at similar utilization and pricing levels.

Operating Risks and Insurance

Our operations are subject to hazards inherent in the oilfield services industry, such as accidents, blowouts, explosions, fires and spills and releases that can cause:

•	personal injury or loss of life;

•	damage or destruction of property, equipment, natural resources and the environment; and

•	suspension of operations.

In addition, claims for loss of oil and natural gas production and damage to formations can occur in the oilfield services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims.

Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.

Despite our efforts to maintain safety standards, we from time to time have suffered accidents in the past and anticipate that we could experience accidents in the future. In addition to the property damage, personal injury and other losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability and our relationships with customers, employees, regulatory agencies and other parties. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

Although we maintain insurance coverage of types and amounts that we believe to be customary in the industry, we are not fully insured against all risks, either because insurance is not available or because of the high premium costs relative to perceived risk. Further, insurance rates have in the past been subject to wide fluctuation and changes in coverage could result in less coverage, increases in cost or higher deductibles and retentions. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a material adverse effect on us.

Safety and Remediation Program

In the oilfield services industry, an important competitive factor in establishing and maintaining long-term oil and natural gas E&P customer relationships is having an experienced and skilled workforce. Recently, many of our large customers have placed an emphasis not only on pricing, but also on safety records and quality management systems of contractors. We believe these factors will gain further importance in the future. We have dedicated safety personnel and training facilities for each of our four business segments. We have committed resources toward employee safety and quality management training programs. Our field employees are required to complete both technical and safety training programs. Further, as part of our safety program and remediation procedures, we check fluid lines for any defects on a periodic basis to avoid line failure during hydraulic fracturing operations, marking such fluid lines to reflect the most recent testing date. We also regularly monitor pressure levels in the fluid lines used for fracturing and the surface casing to verify that the pressure and flow rates are consistent with the job specific model in an effort to avoid failure. As part of our safety procedures, we also have the capability to shut down our pressure pumping and fracturing operations both at the lines and in our data van. In addition, we maintain spill kits on location for containment of pollutants that may be spilled in the process of providing our hydraulic fracturing services. The spill kits are generally comprised of pads and booms for absorption and containment of spills, as well as soda ash for neutralizing acid. Fire extinguishers are also in place on job sites at each pump.

As warranted, we have used a third-party contractor to provide remediation and spill response services when necessary to address spills that were beyond our containment capabilities. None of these prior spills were significant, and we have not experienced any incidents, citations or legal proceeding relating to our hydraulic fracturing services for environmental concerns. To the extent our hydraulic fracturing or other oilfield services operations result in a future spill, leak or other environmental impact that is beyond our ability to contain, we intend to engage the services of such remediation company or an alternative company, as required, to assist us with clean-up and remediation.

Suppliers

We have dedicated supply chain teams that manage sourcing and logistics to ensure flexibility and continuity of our supply chain in a cost effective manner across our geographic areas of operation. We have fostered long-term relationships with numerous industry leading suppliers of proppant, chemicals, coil tubing and select directional drilling, pressure pumping, pressure control and wireline equipment. In addition, we have multi-year proppant supply contracts for 167,000 average annual tons through 2020. We expect these supply contracts will provide approximately 88% of our proppant needs for the remainder of 2017.

We purchase a wide variety of raw materials, parts and components that are manufactured and supplied for our operations. We are not dependent on any single source of supply for those parts, supplies or materials. To date, we have generally been able to obtain the equipment, parts and supplies necessary to support our operations on a timely basis. While we believe that we will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of these materials and/or products by one of our suppliers, we may not always be able to do so. In addition, certain materials for which we do not currently have long-term supply agreements could experience shortages and significant price increases in the future. As a result, we may be unable to mitigate any future supply shortages and our results of operations, prospects and financial condition could be adversely affected.

Competition

The markets in which we operate are highly competitive. To be successful, a company must provide services and products that meet the specific needs of oil and natural gas E&P companies and drilling services contractors at competitive prices. We provide our services and products across the U.S. and we compete against different companies in each service and product line we offer. Our competition includes many large and small oilfield service companies, including the largest integrated oilfield services companies.

Our major competitors in directional drilling include Sperry Drilling Services Inc., Baker Hughes, Scientific Drilling International, Inc., Multi-Shot, LLC, LEAM Drilling Systems, LLC and Nabors Industries

Ltd. Our major competitors for pressure pumping include Halliburton Company, FTS International, Inc., C&J Energy Services, Inc., Keane Group, Inc., Basic Energy Services, Inc. and RPC, Inc. Our major competitors in our pressure control business services segment include Halliburton Company, C&J Energy Services, Inc., Red Zone Coil Tubing LLC and RPC, Inc. Our major competitors in wireline services include General Electric Co., C&J Energy Services, Inc. and Allied-Horizontal Wireline Services, LLC.

We believe that the principal competitive factors in the market areas that we serve are quality of service and products, reputation for safety and technical proficiency, availability and price. While we must be competitive in our pricing, we believe our customers select our services and products based on the local leadership and basin-expertise that our field management and operating personnel use to deliver quality services and products.

Intellectual Property

In connection with our wireline services business segment, we have exclusive licenses to operate the POINT® proprietary detection system and the SPACE® imaging and measurement platform in the U.S. The POINT® system includes diagnostic programs that enable a systematic approach to managing well integrity. The SPACE® imaging and measurement platform utilizes ultrasonic techniques to enable spatial understanding of the downhole environment. A multi-element transducer, operated as a phased array, and advanced signal and image processing algorithms combine to produce high resolution 2D and 3D rendered images.

We have pending applications and registered trademarks for various names under which our entities conduct business or provide products or services. Except for the foregoing, we do not own or license any patents, trademarks or other intellectual property that we believe to be material to the success of our business. In addition, we rely to a great extent on the technical expertise and know-how of our personnel to maintain our competitive position, and we take commercially reasonable measures to protect trade secrets and other confidential and/or proprietary information relating to the technologies we develop.

Government Regulation

We operate under the jurisdiction of a number of regulatory bodies that regulate worker safety standards, the handling of hazardous materials, the transportation of explosives, the protection of human health and the environment and driving standards of operation. Regulations concerning equipment certification create an ongoing need for regular maintenance which is incorporated into our daily operating procedures. Moreover, the oil and natural gas industry is subject to environmental regulation pursuant to local, state and federal legislation.

Transportation Matters

In connection with our transportation and relocation of our oilfield service equipment and shipment of frac sand, we operate trucks and other heavy equipment. As such, we operate as a motor carrier in providing certain of our services and therefore are subject to regulation by the U.S. Department of Transportation and by similar state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations and regulatory safety, driver licensing and insurance requirements, financial reporting and review of certain mergers, consolidations and acquisitions and hazardous materials labeling, placarding and marking. There are additional regulations specifically related to the trucking industry, including testing and specification of equipment and product handling requirements. In addition, our trucking operations are subject to possible regulatory and legislative changes that may increase our costs by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive or work in any specific period, onboard black box recorder device requirements or limits on vehicle weight and size.

Interstate motor carrier operations are subject to safety requirements prescribed by the U.S. Department of Transportation. To a large degree, intrastate motor carrier operations are subject to state safety regulations that mirror federal regulations. Such matters as weight and dimension of equipment are also subject to federal and state regulations.

Finally, from time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes, including taxes on motor fuels, which may increase our costs or adversely impact the recruitment of contracted drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Environmental Matters and Regulation

General. Our operations and the operations of our oil and natural gas E&P customers are subject to stringent federal, tribal, regional, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous federal, state and local governmental agencies, such as the EPA and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. These laws and regulations may require the acquisition of a permit before conducting regulated activities, restrict the types, quantities and concentrations of various substances that may be released into the environment, limit or prohibit construction or drilling activities on certain lands lying within wilderness, wetlands, ecologically sensitive and other protected areas, require action to prevent or remediate pollution from current or former operations, result in the suspension or revocation of necessary permits, licenses and authorizations, require that additional pollution controls be installed and impose substantial liabilities for pollution resulting from our operations or relating to our owned or operated facilities. Any failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil and criminal penalties, the imposition of investigatory, remedial or corrective action obligations or the incurrence of capital expenditures; the occurrence of delays in the permitting or performance of projects; and the issuance of orders enjoining performance of some or all of our operations in a particular area.

The trend in environmental regulation is to place more restrictions and limitations on activities that may adversely affect the environment, and thus any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly completion activities, or waste handling, storage transport, disposal or remediation requirements could have a material adverse effect on our financial position and results of operations. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. Historically, our environmental compliance costs have not had a material adverse effect on our results of operations; however, there can be no assurance that such costs will not be material in the future or that such future compliance will not have a material adverse effect on our business and operating results. Additionally, our customers may also incur increased costs or delays or restrictions in permitting or operating activities as a result of more stringent environmental laws and regulations, which may result in a curtailment of exploration, development or production activities that would reduce the demand for our services.

The following is a summary of the more significant existing environmental laws, as amended from time to time, to which our business is subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Waste Handling. The Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes, regulate the generation, treatment, storage, transportation, disposal and clean-up of hazardous and non-hazardous wastes. Pursuant to rules issued by the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. In the course of our operations, we generate some amounts of ordinary industrial wastes that may be regulated as hazardous wastes. Additionally, drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of oil or gas, if properly handled, are currently exempt from regulation as hazardous waste under RCRA and, instead, are regulated under RCRA’s less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil and gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. For example, in response to a lawsuit filed in the U.S. District Court for the District of Columbia by several non-governmental environmental groups against the EPA for the agency’s failure to timely assess its RCRA Subtitle D criteria regulations for oil and gas wastes, the EPA and the environmental groups entered into an agreement that was finalized in a consent decree issued by the District Court on December 28, 2016. Under the decree, the EPA is required to propose no later than March 15, 2019, a rulemaking for revision of certain Subtitle D criteria regulations pertaining to oil and gas wastes or sign a determination that revision of the regulations is not necessary. If EPA proposes a rulemaking for revised oil and gas waste regulations, the Consent Decree requires that the EPA take final action following notice and comment rulemaking no later than July 15, 2021. A loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our, as well as the oil and natural gas E&P industry’s, costs to manage and dispose of generated wastes, which could have a material adverse effect on the industry as well as on our business.

Remediation of Hazardous Substances. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the “Superfund” law, and comparable state statutes impose liability, without regard to fault or legality of the original conduct, on classes of persons that are considered to have contributed to the release of a hazardous substance into the environment. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, these persons may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We currently own, lease or operate upon numerous properties and facilities that for many years have been used for industrial activities, including oil and natural gas-related operations. Hazardous substances, wastes or hydrocarbons may have been released on or under the properties owned, leased or operated upon by us, or on or under other locations where such substances have been taken for recycling or disposal. In addition, some of these properties have been operated by third parties or by previous owners whose treatment and disposal or release of hazardous substances, wastes or hydrocarbons, was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes and remediate contaminated property (including groundwater contamination), including instances where the prior owner or operator caused the contamination, or perform remedial activities to prevent future contamination.

Handling and Exposure to Radioactive Materials. In the course of our operations, some of our equipment may be exposed to naturally occurring radioactive materials associated (“NORM”) with oil and natural gas deposits and, accordingly may result in the generation of wastes and other materials containing NORM. Any NORM exhibiting levels of naturally occurring radiation in excess of established state standards are subject to special handling and disposal requirements, and any storage vessels, piping and work area affected by NORM may be subject to remediation or restoration requirements. Because certain of the properties presently or previously owned, operated or occupied by us may have been used for oil and natural gas production operations, it is possible that we may incur costs or liabilities associated with NORM.

In addition, some of our operations utilize equipment that contains sealed, low-grade radioactive sources. Our activities involving the use of radioactive materials are regulated by the U.S. Nuclear Regulatory Commission and also by state regulatory agencies under agreement with the NRC. Standards implemented by these regulatory agencies require us to obtain licenses or other approvals for the use of such radioactive materials. These regulatory agencies have adopted regulations implementing and enforcing these laws, for which compliance is often costly and difficult. Historically, our radioactive materials compliance costs have not had a material adverse effect on our results of operations; however, there can be no assurance that such costs will not be material in the future.

Water Discharges and Discharges into Belowground Formations. The Clean Water Act and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and hazardous substances, into state waters and waters of the U.S. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure plan requirements imposed under the Clean Water Act require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. The Clean Water Act also prohibits the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by permit. The CWA and analogous state laws also may impose substantial civil and criminal penalties for non-compliance including spills and other non-authorized discharges. In May 2015, the EPA released a final rule outlining its position on federal jurisdictional reach over waters of the U.S. This interpretation by the EPA may constitute an expansion of federal jurisdiction over waters of the U.S. The rule was stayed nationwide by the U.S. Sixth Circuit Court of Appeals in October 2015 as that appellate court and several other courts ponder lawsuits opposing implementation of the rule. In January 2017, the U.S. Supreme Court accepted review of the rule to determine whether jurisdiction rests with the federal district or appellate courts to hear challenges to the rule. On February 28, 2017, President Trump issued an Executive Order directing the EPA and the Corps to review and, consistent with the applicable law, initiate rulemaking to rescind or revise the rule. The EPA and the Corps published a notice of intent to review and rescind or revise the rule on March 6, 2017. In addition, the U.S. Department of Justice filed a motion with the U.S. Supreme Court in March 2017 requesting the court stay the suit but in April 2017, the court denied the federal government’s motion. At this time, it is unclear what impact these actions will have on the implementation of the rule. Any expansion of Clean Water Act jurisdiction in areas where we or our oil and natural gas E&P customers operate could impose additional permitting obligations on us and our customers.

The Oil Pollution Act of 1990 (“OPA”) amends the Clean Water Act and sets minimum standards for prevention, containment and cleanup of oil spills. The OPA applies to vessels, offshore facilities and onshore facilities, including E&P facilities that may affect waters of the U.S. Under OPA, responsible parties including owners and operators of onshore facilities may be held strictly liable for oil cleanup costs and natural resource damages as well as a variety of public and private damages that may result from oil spills. The OPA also requires owners or operators of certain onshore facilities to prepare Facility Response Plans for responding to a worst-case discharge of oil into waters of the U.S.

Our customers dispose of flowback and produced water or certain other oilfield fluids gathered from oil and natural gas producing operations in accordance with permits issued by government authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change based on concerns of the public or governmental authorities regarding such disposal activities. One such concern relates to recent seismic events near underground disposal wells used for the disposal by injection of flowback and produced water or certain other oilfield fluids resulting from oil and natural gas activities. When caused by human activity, such events are called induced seismicity. Developing research suggests that the link between seismic activity and wastewater disposal may vary by region, and that only a very small fraction of the tens of thousands of injection wells have been suspected to be, or may have been, the likely cause of induced seismicity. In March 2016, the United States Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico and Arkansas. In response to concerns regarding induced seismicity, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. For example, Texas and Oklahoma have issued new rules for wastewater disposal wells in 2014 that imposed certain permitting restrictions, operating restrictions and/or reporting requirements on disposal wells in proximity to faults. States may, from time to time, develop and implement plans directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations, as has occurred in Oklahoma. More recently, in December 2016, the OCC’s Oil and Gas Conservation Division and the Oklahoma Geological Survey released well completion seismicity guidance, which requires operators to take certain prescriptive actions, including an operator’s planned mitigation practices, following certain unusual seismic activity within 1.25 miles of hydraulic fracturing operations. In addition, in February 2017, the OCC’s Oil and Gas Conservation Division issued an order limiting future increases in the volume of oil and natural gas wastewater injected belowground into the Arbuckle formation in an effort to reduce the number of earthquakes in the state. Also, ongoing lawsuits allege that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal.

These developments could result in additional regulation and restrictions on the use of injection wells by our customers to dispose of flowback and produced water and certain other oilfield fluids. Increased regulation and attention given to induced seismicity also could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing injection wells for waste disposal. Any one or more of these developments may result in our customers having to limit disposal well volumes, disposal rates or locations, or require our customers or third party disposal well operators that are used to dispose of customer wastewater to shut down disposal wells, which developments could adversely affect our customers’ business and result in a corresponding decrease in the need for our services, which would could have a material adverse effect on our business, financial condition and results of operations.

Air Emissions. Some of our operations also result in emissions of regulated air pollutants. The CAA and analogous state laws require permits for certain facilities that have the potential to emit substances into the atmosphere that could adversely affect environmental quality. These laws and their implementing regulations also impose generally applicable limitations on air emissions and require adherence to maintenance, work practice, reporting and record keeping, and other requirements. Failure to obtain a permit or to comply with permit or other regulatory requirements could result in the imposition of sanctions, including administrative, civil and criminal penalties. In addition, we or our oil and natural gas E&P customers could be required to shut down or retrofit existing equipment, leading to additional expenses and operational delays.

Many of these regulatory requirements, including NSPS and Maximum Achievable Control Technology standards are expected to be made more stringent over time as a result of stricter ambient air quality standards and other air quality protection goals adopted by the EPA. Compliance with these or other new regulations could, among other things, require installation of new emission controls on some of our equipment, result in longer permitting timelines, and significantly increase our capital expenditures and operating costs, which could adversely impact on our business. For example, in October 2015, the EPA lowered the National Ambient Air Quality Standard, for ozone from 75 to 70 parts per billion for both the eight-hour primary and secondary standards. State implementation of the revised Natural Ambient Air Quality Standard could result in stricter permitting requirements, delay or prohibit our ability to obtain such permits, and result in increased expenditures for pollution control equipment, the costs of which could be significant. Additionally, the EPA issued final CAA regulations in 2012 that include NSPS standards for completions of hydraulically fractured natural gas wells, compressors, controllers, dehydrators, storage tanks, natural gas processing plants and certain other equipment. In June 2016, the EPA published final rules establishing new emissions standards for methane and additional standards for VOCs from certain new, modified and reconstructed equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities. Compliance with these and other air pollution control and permitting requirements has the potential to delay the development of oil and natural gas projects and increase costs for us and our customers. Moreover, our business could be materially affected if our customers’ operations are significantly affected by these or other similar requirements. These requirements could increase the cost of doing business for us and our customers and reduce the demand for the oil and natural gas our customers produce, and thus have an adverse effect on the demand for our services.

Climate Change. The U.S. Congress and the EPA, in addition to some state and regional efforts, have in recent years considered legislation or regulations to reduce emissions of GHGs These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources. In the absence of federal GHG-limiting legislations, the EPA has determined that GHG emissions present a danger to public health and the environment and has adopted regulations that, among other things, restrict emissions of GHGs under existing provisions of the CAA and may require the installation of “best available control technology” to limit emissions of GHGs from any new or significantly modified facilities that we may seek to construct in the future if they would otherwise emit large volumes of GHGs together with other criteria pollutants. Also, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from oil and natural gas production, processing, transmission and storage facilities in the U.S. on an annual basis. In October 2015, the EPA amended and expanded the GHG reporting requirements to all segments of the oil and natural gas industry, including gathering and boosting stations as well as completions and workovers from hydraulically fractured oil wells. The EPA has also taken steps to limit methane emissions, a GHG, from certain new modified or reconstructed facilities in the oil and natural gas sector. However, on March 28, 2017, President Trump signed an executive order that requires the EPA to review all agency actions that may unnecessarily obstruct, delay, curtail or otherwise impose significant costs on the development or use of domestically produced energy resources such as oil and natural gas resources, including regulations related to GHGs. It is unclear what revisions will be made to EPA requirements in response to this executive order.

In December 2015, the U.S. joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that prepared an agreement requiring member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals, every five years beginning in 2020. This “Paris Agreement” was signed by the U.S. in April 2016 and entered in force in November 2016; however, this agreement does not create any binding obligations for nations to limit their GHG emissions, but rather includes pledges to voluntarily limit or reduce future emissions. On June 1, 2017, President Trump announced that the U.S. will withdraw from the Paris Agreement. Substantial limitations on GHG emissions could adversely affect demand for the oil and natural gas our E&P customers produce and lower the value of their reserves, which developments could reduce demand for our services and have a corresponding material adverse effect on our results of operations and financial position.

Finally, it should be noted that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our operations.

Endangered Species. The ESA and analogous state laws regulate activities that could have an adverse effect on threatened and endangered species or their habitats. Similar protections are offered to migratory birds under the MBTA. The U.S. FWS may designate critical habitat and suitable habitat areas that it believes are necessary for survival of threatened or endangered species. A critical habitat or suitable habitat designation could result in further material restrictions to federal and private land use and could delay or prohibit land access or oil and gas development. If harm to species or damages to habitat occur, government entities or, at times, private parties may act to prevent oil and gas exploration or development activities or seek damages for harm to species, habitat or natural resources resulting from drilling or construction or releases of oil, wastes, hazardous substances or other regulated materials, and, in some cases, may seek criminal penalties. Permanent restrictions imposed to protect these species or their habitat could delay, restrict or prohibit drilling in certain areas by our oil and natural gas E&P customers, which could reduce demand for our services.

In addition, as a result of one or more settlements entered into by the FWS, the agency is required to consider listing numerous species as endangered or threatened under the ESA pursuant to specific time lines. The designation of previously unprotected species as threatened or endangered in areas where our oil and natural gas customers operate could cause certain of our customers to incur increased costs arising from species protection measures or could result in limitations on their E&P activities that could have an adverse effect on our ability to provide products and services to those customers.

Regulation of Hydraulic Fracturing

We perform hydraulic fracturing services for our oil and natural gas E&P customers. Hydraulic fracturing is an important and common practice that is used to stimulate production of natural gas and/or oil from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, sand and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production.

Hydraulic fracturing typically is regulated by state oil and natural gas commissions or similar agencies, but the EPA has asserted federal regulatory authority pursuant to the SDWA over certain hydraulic fracturing activities involving the use of diesel fuel and issued permitting guidance in February 2014 that applies to such activities. Additionally, the EPA issued final CAA regulations in 2012 and in June 2016 governing performance standards, including standards for the capture of emissions of methane and VOCs released during hydraulic fracturing; published in June 2016 an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plants; and published in May 2014 an Advance Notice of Proposed Rulemaking regarding Toxic Substances Control Act reporting of the chemical substances and mixtures used in hydraulic fracturing. Also, the BLM finalized rules in March 2015 that impose new or more stringent standards for performing hydraulic fracturing on federal and American Indian lands. In June 2016, a Wyoming federal judge struck down this final rule, finding that the BLM lacked authority to promulgate the rule. The BLM appealed the decision to the U.S. Circuit Court of Appeals for the Tenth Circuit in 2016. However, in March 2017, the BLM filed a request with the Tenth Circuit to put the appeal on hold pending rescission of the 2015 final rule.

Also, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources “under some circumstances,” noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits.

In addition, various state and local governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permit requirements, operational restrictions, disclosure requirements, well construction and temporary or permanent bans on hydraulic fracturing in certain areas. For example, Texas, Colorado and North Dakota, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether, following the approach taken by the State of New York in 2015. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular. If new federal, state or local laws or regulations that significantly restrict hydraulic fracturing are adopted, such legal requirements could result in delays, eliminate certain drilling and injection activities and make it more difficult or costly to perform hydraulic fracturing. Any such regulations limiting or prohibiting hydraulic fracturing could result in decreased oil and natural gas E&P activities and, therefore, adversely affect demand for our services and our business. Such laws or regulations could also materially increase our costs of compliance and doing business.

Historically, our hydraulic fracturing compliance costs have not had a material adverse effect on our results of operations; however, there can be no assurance that such costs will not be material in the future. It is possible, however, that substantial costs for compliance or penalties for non-compliance may be incurred in the future. Moreover, it is possible that other developments, such as the adoption of stricter environmental laws, regulations, and enforcement policies, could result in additional costs or liabilities that we cannot currently quantify.

Other Regulation of the Oil and Natural Gas Industry

The oil and natural gas industry is extensively regulated by numerous federal, state and local authorities. Legislation affecting the oil and natural gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations that are binding on the oil and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although changes to the regulatory burden on the oil and natural gas industry could affect the demand for our services, we would not expect to be affected any differently or to any greater or lesser extent than other companies in the industry with similar operations.

Drilling. Our customers’ operations are subject to various types of regulation at the federal, state and local level. These types of regulation include requiring permits for the drilling of wells, drilling bonds and reports concerning operations. The state and some counties and municipalities in which our customers are located also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the timing of construction or drilling activities, including seasonal wildlife closures;

•	the surface use and restoration of properties upon which wells are drilled; and

•	notice to, and consultation with, surface owners and other third parties.

State Regulation. States regulate the drilling for oil and natural gas, including imposing severance taxes and requirements for obtaining drilling permits. States also regulate the method of developing new fields, the spacing and operation of wells and the prevention of waste of oil and natural gas resources. States do not regulate wellhead prices or engage in other similar direct economic regulation, but we cannot assure you that they will not do so in the future. The oil and natural gas industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to resource conservation and equal employment opportunity. We do not believe that compliance with these laws will have a material adverse effect on us. To the extent that such regulations result in the curtailment of our customers’ operations or production, we may incur decreased demand for our services, which may have an adverse effect on our financial condition and results of operations.

Handling of Explosive Materials.

Our operations involve the handling of explosive materials for our wireline services provided to our oil and natural gas E&P customers. Despite our use of specialized facilities to store explosive materials and intensive employee training programs, the handling of explosive materials could result in incidents that temporarily shut down or otherwise disrupt our or our customers’ operations or could cause delays in the delivery of our services. It is possible that an explosion could result in death or significant injuries to employees and other persons. Material property damage to us, our customers and other third parties could also occur. Any explosive incident could expose us to adverse publicity or liability for damages or cause production delays, any of which developments could have a material adverse effect on our operating results, financial condition and cash flows.

OSHA Matters

We are also subject to the requirements of the federal Occupational Safety and Health Act and comparable state statutes that regulate the protection of the health and safety of workers. Such requirements may include general industry standards, recordkeeping requirements and monitoring of occupational exposure to regulated substances. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public. Historically, our worker health and safety compliance costs have not had a material adverse effect on our results of operations; however, there can be no assurance that such costs will not be material in the future.

Employees

As of May 31, 2017, we had approximately 1,146 full time employees. None of our employees are represented by labor unions or covered by any collective bargaining agreements. We also hire independent contractors and consultants involved in land, technical, regulatory and other disciplines to assist our full time employees.

Legal Proceedings

Due to the nature of our business, we are, from time to time, involved in other routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment related disputes. In the opinion of our management, none of the pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition, cash flows or results of operations.

MANAGEMENT

Set forth below are the name, age, position and description of the business experience of each of our executive officers, directors and director nominees as of May 31, 2017.

Name	Age (as of May 31, 2017)	Position
Rogers Herndon	48	Chief Executive Officer, President and Director
Christopher J. Baker	45	Executive Vice President and Chief Operating Officer
Keefer M. Lehner	31	Executive Vice President and Chief Financial Officer
Max L. Bouthillette	49	Executive Vice President, General Counsel and Chief Compliance Officer
Corbin J. Robertson, Jr.	69	Director and Chairman of the Board of Directors
Dag Skindlo	49	Director
Gunnar Eliassen	31	Director
Dalton Boutte	62	Director Nominee
Rocky L. Duckworth	66	Director Nominee

Rogers Herndon. Mr. Herndon has served as Chief Executive Officer and President and member of the board of directors of the Company since its formation, and has served as Chief Executive Officer and President of Quintana Energy Services LP since November 2014. Mr. Herndon joined Quintana Capital Group, L.P. (with its affiliated funds, “Quintana”), one of our Principal Stockholders, in 2011 as a Principal of the Quintana private equity funds and has served in the roles of President, Chief Operating Officer and Chief Investment Officer. Directly prior to joining Quintana, Mr. Herndon served as Executive Vice President and as a member of the Office of the CEO for Reliant/RRI Energy, Inc., responsible for corporate strategy, business development and mergers and acquisitions activities. Mr. Herndon joined Reliant Energy in 2006 as Sr. Vice President of Commercial Operations. Mr. Herndon’s prior experience includes roles as Managing Director, Global Commodities with Bank of America and senior commercial leadership positions with PSEG Energy Resource and Trade and Enron Corp. Mr. Herndon was a co-founder of Phillips Royalty Partners, LP. Mr. Herndon attended Washington and Lee University where he earned a B.A. in Economics and the Wharton School of Business where he received an M.B.A. in Finance. Our board of directors believes Mr. Herndon is qualified to serve on our board due to his extensive background in the energy sector with over 25 years of operating and investing experience.

Christopher J. Baker. Mr. Baker has served as Executive Vice President and Chief Operating Officer of the Company since its formation, and has served in the same role at Quintana Energy Services LP since November 2014. Mr. Baker previously served as Managing Director—Oilfield Services of the Quintana private equity funds, where he was responsible for sourcing, evaluating and executing oilfield service investments, as well as overseeing the growth of and managing and monitoring the activities of Quintana’s oilfield service portfolio companies since 2008. Prior to joining Quintana, Mr. Baker served as an Associate with Citigroup Global Markets Inc.’s (“Citi”) Corporate and Investment Bank where he conducted corporate finance and valuation activities focused on structuring non-investment grade debt transactions in the energy sector. Prior to his time at Citi, Mr. Baker was Vice President of Operations for Theta II Enterprises, Inc. where he focused on project management of complex subsea and inland marine pipeline construction projects. Mr. Baker attended Louisiana State University, where he earned a B.S. in Mechanical Engineering, and Rice University, where he earned an M.B.A.

Keefer M. Lehner. Mr. Lehner has served as Executive Vice President and Chief Financial Officer of the Company since its formation. Mr. Lehner has served in that same role at Quintana Energy Services LP since January 2017 and previously served as Quintana Energy Services LP’s Vice President, Corporate Development of Quintana Energy Services LP’s general partner since November 2014. Mr. Lehner previously served in various positions at the Quintana private equity funds, including Vice President, from 2010 to 2014, where he was responsible for sourcing, evaluating and executing investments, as well as managing and monitoring the activities of Quintana’s portfolio companies. During his tenure at Quintana, Mr. Lehner monitored and advised the growth of COWS and DDC. Prior to joining Quintana in 2010, Mr. Lehner worked in the investment banking division of Simmons & Company International, where he focused on mergers, acquisitions and capital raises for public and private clients engaged in all facets of the energy industry. Mr. Lehner attended Villanova University, where he earned a B.S.B.A. in Finance.

Max L. Bouthillette. Mr. Bouthillette has served as Executive Vice President, General Counsel and Chief Compliance Officer of the Company since its formation. Mr. Bouthillette has served on Quintana Energy Services LP’s board of directors since April 2016. Prior to joining the Company, Mr. Bouthillette was with Archer Limited, one of our Principal Stockholders, where he served as Executive Vice President and General Counsel from 2010 to 2017 and additionally as President of Archer’s operations in South and North America since 2016. Mr. Bouthillette has more than 23 years of legal experience for oilfield services companies, and previously served as Chief Compliance Officer and Deputy General Counsel for BJ Services from 2006 to 2010, as a partner with Baker Hostetler LLP from 2004 to 2006 and with Schlumberger in North America (Litigation Counsel), Asia (OFS Counsel) and Europe (General Counsel Products) from 1998 to 2003. Mr. Bouthillette holds a B.B.A in Accounting from Texas A&M University and a Juris Doctorate from the University of Houston Law Center.

Corbin J. Robertson, Jr. Mr. Robertson has served as Chairman of the Company’s board of directors since our formation and has served as Chairman of the board of directors of the general partner of Quintana Energy Services LP since the board was established. Mr. Robertson has also served as Chief Executive Officer and Chairman of the board of directors of GP Natural Resource Partners LLC since 2002. He has served as the Chief Executive Officer and Chairman of the board of directors of the general partners of Western Pocahontas Properties Limited Partnership since 1986, Great Northern Properties Limited Partnership since 1992, Quintana Minerals Corporation since 1978 and as Chairman of the board of directors of New Gauley Coal Corporation since 1986. He also serves as a Principal with Quintana Capital Group, Chairman of the Board of the Cullen Trust for Higher Education and on the boards of the American Petroleum Institute, the National Petroleum Council, the Baylor College of Medicine and the World Health and Golf Association. In 2006, Mr. Robertson was inducted into the Texas Business Hall of Fame. Mr. Robertson attended the University of Texas at Austin where he earned a B.B.A. from the Business Honors Program. Our board of directors believes Mr. Robertson is qualified to serve on our board of directors due to his extensive industry experience, his extensive experience with oil and gas investments and his board service for several companies in the oil and gas industry.

Dag Skindlo. Mr. Skindlo has served on the Company’s board of directors since our formation, and has served on the board of directors of the general partner of Quintana Energy Services LP since April 2016. Mr. Skindlo has served as member of the board of directors and as the Chief Financial Officer for Archer Limited, one of our Principal Stockholders, since April 2016. Mr. Skindlo is a business-oriented executive with 24 years of oil and gas industry experience. Mr. Skindlo joined Schlumberger in 1992 where he held various financial and operational positions. Mr. Skindlo then joined the Aker Group of companies in 2005 where his experience from Aker Kvaerner, Aker Solutions and Kvaerner includes both global CFO roles and Managing Director roles for several large industrial business divisions. Prior to joining Archer in 2016, Mr. Skindlo was with private equity group HitecVision where he served as CEO for Aquamarine Subsea. Mr. Skindlo earned a Master of Science in Economics and Business Administration from the Norwegian School of Economics and Business Administration (NHH). Our board of directors believes Mr. Skindlo is qualified to serve on our board due to his vast business experience, having founded and served as a director and as an officer of multiple companies, both private and public and service on the boards of numerous non-profit organizations.

Gunnar Eliassen. Mr. Eliassen has served on the Company’s board of directors since our formation, and has served on the board of directors of the general partner of Quintana Energy Services LP since January 2017. Mr. Eliassen has been employed by Seatankers Consultancy Services (UK), an affiliated company of Geveran Blocker LLC since 2016, where he is responsible for overseeing and managing various public and private investments. Mr. Eliassen’s past experience includes Partner at Pareto Securities (New York), where he worked from 2011 to 2015 and was responsible for execution of public and private capital markets transaction with emphasis on the energy sector and with McKinsey & Company (Norway). Mr. Eliassen received a Master in Finance from the Norwegian School of Economics. Our board of directors believes Mr. Eliassen is qualified to serve on our board due to his extensive experience with public and private investments, including investments in the oil and gas industry.

Rocky L. Duckworth—Director Nominee. Mr. Duckworth has been nominated to serve on our board of directors. From 1984 to 2000, Mr. Duckworth served as the partner-in-charge for the Oklahoma City office at KPMG LLP (“KPMG”), and from 2000 until his retirement in 2010, he served as the energy industry leader of KPMG’s audit practice and as KPMG’s lead partner for global energy clients. Until his retirement, Mr. Duckworth had been with KPMG or its predecessor firm since 1972. Since his retirement, Mr. Duckworth has been a private investor. Additionally, Mr. Duckworth serves on the Executive Committee, Rules Committee and Peer Review Committee of the Texas State Board of Public Accountancy and he chairs the Technical Standards Review Committee. Mr. Duckworth also serves on the Administration and Finance Committee of the National Association of State Boards of Accountancy. Mr. Duckworth has served on the board of directors of three public companies; Glori Energy, Inc., Northern Tier Energy GP LLC and Magnum Hunter Resources Corp. Mr. Duckworth has a Bachelor of Science in Accounting from Oklahoma State University and he holds a Certified Public Accountant license in Texas and Oklahoma. We believe that Mr. Duckworth’s extensive accounting background and his experience as a director of public companies qualify him for service on our board of directors and our audit committee.

Dalton Boutté—Director Nominee. Mr. Boutté has been nominated to serve on our board of directors. Mr. Boutté worked for Schlumberger from 1980 until his retirement in 2010. In his last ten years with Schlumberger, Mr. Boutte held various senior level positions, including President for Europe/Africa/CSI (2001 – 2001), Vice President of Worldwide Oilfield Services (2001 – 2003) and President of WesternGeco (2003 – 2009) and also served as Executive Vice President of Schlumberger Limited (2004 – 2010). Mr. Boutté currently serves as an independent director of two privately held companies, Seitel Inc. and Qinterra Technologies. Mr. Boutté has a Bachelor of Science in Civil Engineering from University of New Orleans and was a Visiting Fellow at Massachusetts Institute of Technology. We believe that Mr. Boutté’s extensive oilfield services background and his experience as an independent director of companies in the oil and natural gas industry qualify him for service on our board of directors and our audit committee.

Status as a Controlled Company

Because the Principal Stockholders will initially own, on a combined basis,                 shares of common stock, representing, on a combined basis, approximately     % of the voting power of our company following the completion of this offering, and because the Principal Stockholders will be deemed a group as a result of the Equity Rights Agreement, we expect to be a controlled company as of the completion of the offering under Sarbanes-Oxley and rules of the NYSE. A controlled company does not need its board of directors to have a majority of independent directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date and at least three independent directors on our audit committee within one year of the listing date. We expect to have two independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and the NYSE corporate governance standards, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. While not currently mandatory given our controlled company status, we have voluntarily established a compensation committee that will be composed entirely of independent directors.

Initially, our board of directors will consist of a single class of directors each serving one-year terms. After we cease to be a controlled company, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for “cause.”

Composition of Our Board of Directors

Our board of directors currently consists of four members. Pursuant to the Equity Rights Agreement, Quintana has the right to appoint two directors to our board of directors, Archer has the right to appoint two directors to our board of directors and Geveran has the right to appoint one director to our board of directors.

Prior to the date that our common stock is first traded on the NYSE, we expect to have a six member board of directors.

In accordance with our amended and restated certificate of incorporation, after we cease to be a controlled company, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our amended and restated certificate of incorporation will provide that the number of directors may be set and changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the board of directors.

Director Independence

Our board has determined that each of Messrs. Boutté and Duckworth is independent under the NYSE listing standards.

Committees of the Board of Directors

Audit Committee

We are required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and Rule 10A-3 promulgated under the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering as described above. Messrs. Boutté and Duckworth will serve as the initial members of the audit committee. Mr. Duckworth will serve as the chairman of the audit committee. Our board of directors has determined that each member of the audit committee is “independent” as defined by the NYSE listing standards and Rule 10A-3 of the Exchange Act. In addition, each member of our audit committee has the ability to read and understand fundamental financial statements, and Mr. Duckworth meets the requirements of an “audit committee financial expert” as defined by the rules of the SEC. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm and pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE corporate governance standards.

Compensation Committee

Messrs. Boutté and Duckworth will serve as the initial members of our compensation committee. Mr. Boutté will serve as chairman of the compensation committee. Our board of directors has determined that each member of the compensation committee is “independent” as defined by the NYSE listing standards. For each member of the compensation committee, our board of directors considered all factors specifically relevant to determining whether a director has a relationship to the Company that is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including the sources of such director’s compensation, such as any consulting, advisory or other compensatory fees paid by the Company, and whether the director has an affiliate relationship with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company.

The compensation committee will have the ability to establish salaries, incentives and other forms of compensation for officers and other employees. The compensation committee will also administer our incentive compensation and benefit plans. We will adopt a compensation committee charter defining the committee’s primary duties in a manner substantially consistent with the rules of the SEC, the PCAOB and NYSE corporate governance standards.

The compensation committee also has the authority to retain, compensate, direct, oversee and terminate outside counsel, compensation consultants and other advisors hired to assist the compensation committee. The compensation committee intends to retain Frederic W. Cook & Co., Inc. (“FW Cook”) as its independent compensation consultant for matters related to executive and director compensation. In selecting FW Cook as its independent compensation consultant, the compensation committee will assess the independence of FW Cook pursuant to SEC rules and request an independence letter from FW Cook, as well as other documentation addressing the firm’s independence. FW Cook will report exclusively to the compensation committee and does not provide any additional services to the Company. The compensation committee will discuss these considerations and will conclude whether FW Cook is independent and whether we have any conflicts of interest with FW Cook.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will promptly be disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

Indemnification Agreements

We will enter into indemnification agreements with each of the directors and executive officers effective upon the closing of this offering. These agreements will require us to indemnify these individuals to the fullest extent permitted by law against expenses incurred as a result of any proceeding in which they are involved by reason of their service to us and, if requested, to advance expenses incurred as a result of any such proceeding.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Quintana Energy Services Inc., the issuer of common stock in this offering, was incorporated on April 13, 2017 and did not accrue, pay or otherwise incur any liability with respect to compensation for any employees prior to such incorporation. Accordingly, the determination of who qualifies as a named executive officer, and the compensation information described below, is based on the compensation earned by or paid to employees for services provided to Quintana Energy Services LP, our accounting predecessor, and its general partner.

The tables and narrative disclosure below provide compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act.

In accordance with the foregoing, our named executive officers are:

Name	Principal Position
D. Rogers Herndon	Chief Executive Officer, President and Director
Christopher J. Baker	Executive Vice President and Chief Operating Officer
Keefer M. Lehner	Executive Vice President and Chief Financial Officer

In addition, until January 2017, our named executive officers also provided services to Quintana Minerals Corporation and certain of its affiliates. Accordingly, amounts set forth in the 2016 Summary Compensation Table below only reflect compensation paid to or earned by our named executive officers during fiscal year 2016 for services provided to Quintana Energy Services LP and its general partner.

2016 Summary Compensation Table

The following table summarizes, with respect to our named executive officers, information relating to compensation earned for services rendered in all capacities during the fiscal year ended December 31, 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
D. Rogers Herndon Chief Executive Officer, President and Director	2016	$400,205	$31,250	–	$22,755	$454,210
Christopher J. Baker Executive Vice President and Chief Operating Officer	2016	$350,180	–	$20,000	$26,916	$397,096
Keefer M. Lehner Executive Vice President and Chief Financial Officer	2016	$259,956	–	$15,000	$27,961	$302,917

(1)	The amount in this column reflects a discretionary bonus earned by Mr. Herndon during fiscal year 2016.
(2)	The amounts in this column reflect bonuses earned by Messrs. Baker and Lehner during fiscal year 2016 pursuant to the Incentive Compensation Program. For more information on the Incentive Compensation Program, see “—Additional Narrative Disclosure—Cash Bonuses” below.
(3)	The amounts in this column reflect payments by Quintana Energy Services LP of (a) employer matching contributions to the named executive officers’ retirement accounts under the Quintana Minerals Corporation Tax Advantaged Thrift Plan during fiscal year 2016 in the following amounts: (i) Mr. Herndon, $5,088, (ii) Mr. Baker, $8,984 and (iii) Mr. Lehner, $9,805; and (b) employer contributions to the named executive officers’ retirement accounts under the Quintana Minerals Corporation Retirement Plan during fiscal year 2016 in the following amounts: (i) Mr. Herndon, $17,667, (ii) Mr. Baker, $17,932 and (iii) Mr. Lehner, $18,156. For more information on the retirement plans in which our named executive officers participate, see “—Additional Narrative Disclosure—Other Benefits” below.

Outstanding Equity Awards at 2016 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our named executive officers as of December 31, 2016.

	Stock Awards
Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
D. Rogers Herndon	2,500,000	$825,000
Christopher J. Baker	1,750,000	$577,500
Keefer M. Lehner	1,125,000	$371,250

(1)	Represents phantom units granted to Mr. Herndon on June 1, 2015 and to Messrs. Baker and Lehner on April 9, 2015. Each phantom unit generally represents a right to receive one common unit of Quintana Energy Services LP (or, if elected by the board of directors of the general partner of Quintana Energy Services LP, an amount in cash equal to fair market value thereof) upon the consummation of a “specified transaction.” However, we currently anticipate that, in connection with this offering, the phantom units will be equitably adjusted and converted into the right to receive shares of our common stock (or, if elected by our board of directors, cash equal to the fair market value thereof). For information on the terms and conditions of the phantom units, including vesting conditions, please see “—Additional Narrative Disclosures—Quintana Energy Services LP Phantom Units” below.
(2)	This column reflects the aggregate market value of all outstanding unvested phantom units held by each named executive officer on December 31, 2016 and is calculated by multiplying the number of phantom units outstanding on December 31, 2016 by the value of a common unit of Quintana Energy Services LP on such date, which was $0.33.

Additional Narrative Disclosures

Base Salary

Each named executive officer’s base salary is a fixed component of compensation that does not vary depending on the level of performance achieved. Base salaries are determined for each named executive officer based on his position and responsibility. Historically, the board of directors of the general partner of Quintana Energy Services LP has reviewed the base salaries for each named executive officer annually as well as at the time of any promotion or significant change in job responsibilities and, in connection with each review, such board of directors has considered individual and company performance over the course of the applicable year. Pursuant to the employment agreements in effect prior to the closing of this offering between the general partner of Quintana Energy Services LP and each named executive officer, a named executive officer’s base salary may be increased but not decreased without the named executive officer’s written consent.

Cash Bonuses

Pursuant to the employment agreements in effect prior to the closing of this offering between the general partner of Quintana Energy Services LP and each named executive officer, our named executive officers have historically been eligible to receive discretionary annual cash incentive bonuses, based on individual performance, company performance and pre-established performance criteria, to recognize their significant contributions and aid in our retention efforts. Historically, the board of directors of the general partner of Quintana Energy Services LP has determined whether each named executive officer was eligible to receive a cash bonus for a given year and sets the amount of such cash bonus. For fiscal year 2016, the board of directors of the general partner of Quintana Energy Services LP determined that Mr. Herndon earned a cash bonus in an amount equal to $31,250.

In May 2016, the board of directors of the general partner of Quintana Energy Services LP established the Incentive Compensation Program for certain key personnel, including Messrs. Baker and Lehner, in order to recognize the contribution of such individuals to our business. Under the Incentive Compensation Program, we provided Messrs. Baker and Lehner with the opportunity to earn a cash incentive bonus for each month from May 2016 through December 2016 based on the financial performance of Quintana Energy Services LP as measured by earnings before interest, taxes, depreciation and amortization (“EBITDA”). Mr. Baker was eligible to receive a monthly cash incentive bonus of $20,000 and Mr. Lehner was eligible to receive a monthly cash incentive bonus of $15,000, in each case, subject to satisfaction of the applicable EBITDA target and each named executive officer’s continuous employment by us through the applicable payment date. Depending on which EBITDA target was satisfied for a given month, Messrs. Baker and Lehner could earn 0%, 25%, 50% or 100% of the monthly cash incentive bonus. During fiscal year 2016, the board of directors of the general partner of Quintana Energy Services LP determined that Mr. Baker earned an aggregate of $20,000 and Mr. Lehner earned an aggregate of $15,000 under the Incentive Compensation Program.

In addition, in October 2016, Quintana Energy Services LP established the Executive Retention Program, which provides each named executive officer with the opportunity to earn a one-time retention bonus, in recognition of the importance of our named executive officers to the success of our business and in order to encourage the continued employment of our named executive officers. For information on the terms and conditions of the retention bonuses under our Executive Retention Program, please see “—Executive Retention Program” below.

Going forward, we anticipate that our board of directors (or a committee thereof) will determine each named executive officer’s eligibility for an annual cash bonus (whether discretionary or pursuant to a bonus plan we later implement), and the amount of such bonus (if any).

Executive Retention Program

On October 25, 2016, we provided each named executive officer with the opportunity to earn a one-time cash retention bonus under our Executive Retention Program in the following amounts: (i) Mr. Herndon, $175,000, (ii) Mr. Baker, $125,000 and (iii) Mr. Lehner, $100,000. Each retention bonus required that the named executive officer remain continuously employed by us through the payment date (which was March 31, 2017), provided that the named executive officer would still have been entitled to receive the retention bonus on the actual payment date if he (a) was terminated by us without cause or (b) resigned from his employment for good reason, in each case, prior to such payment date.

Quintana Energy Services LP Phantom Units

Pursuant to the Quintana Energy Services LP Long-Term Incentive Plan (the “Prior Plan”), our named executive officers were granted awards of phantom units in Quintana Energy Services LP. In addition to the phantom units reflected in the Outstanding Equity Awards at 2016 Fiscal Year-End table above (the “Original Phantom Units”), in February 2017, our named executive officers were granted additional phantom units (the “New Phantom Units”) in the following amounts: Mr. Herndon, 8,681,355 phantom units, (ii) Mr. Baker, 6,872,740 phantom units and (iii) Mr. Lehner, 4,702,401 phantom units. The Original Phantom Units and the New Phantom Units are collectively referred to as “phantom units.”

Each phantom unit represents the right to receive one common unit of Quintana Energy Services LP (or, if elected by the board of directors of the general partner of Quintana Energy Services LP, an amount in cash equal to fair market value of one common unit of Quintana Energy Services LP) upon full vesting of such phantom unit. In addition, upon full vesting of a named executive officer’s phantom units, the named executive officer is entitled to receive the accrued value of any distributions that would have been paid had the named executive officer been a holder of the number of common units subject to the award from the date of grant.

Original Phantom Units

In order to become fully vested, the Original Phantom Units held by our named executive officers must become (i) time vested in accordance with a vesting schedule set forth in each named executive officer’s Original

Phantom Unit agreement and (ii) event vested upon the consummation of a “Specified Transaction” (as defined in the applicable Original Phantom Unit agreements). Pursuant to an action taken by the board of directors of the general partner of Quintana Energy Services LP in December 2015, all outstanding Original Phantom Units held by our named executive officers became time vested but will not become fully vested until such Original Phantom Units become event vested upon the consummation of a Specified Transaction. On the seventh anniversary of the grant date of an award of Original Phantom Units, any Original Phantom Units that have not fully vested will be automatically terminated and forfeited. The Original Phantom Unit agreements also include certain restrictive covenants, including provisions that generally prohibit our named executive officers from soliciting customers, officers or employees of us or our affiliates during the term of each named executive officer’s employment with us and for a period of one year following the termination of such employment.

Once our board adopts the Prior Plan and the Original Phantom Unit agreements, this offering will constitute a Specified Transaction under the Original Phantom Unit agreements and, as a result, Original Phantom Units held by our named executive officers will become fully vested upon the consummation of this offering. In addition, in connection with this offering, the Original Phantom Units will be equitably adjusted and converted into rights to receive shares of our common stock (or, if elected by our board of directors, cash equal to the fair market value thereof).

New Phantom Units

In order to become fully vested, the New Phantom Units held by our named executive officers must become (i) time vested in four equal installments on the first four anniversaries of the applicable date of grant as set forth in each named executive officer’s New Phantom Unit agreement (or, if earlier, become 100% time vested upon the consummation of a “Change in Control” (as defined in the applicable New Phantom Unit agreements)) and (ii) event vested upon the consummation of a Change in Control or a “Specified Transaction” (as defined in the applicable New Phantom Unit agreements). On the seventh anniversary of the grant date of an award of New Phantom Units, any New Phantom Units that have not fully vested will be automatically terminated and forfeited. The New Phantom Unit agreements also include certain restrictive covenants, including provisions that generally prohibit our named executive officers from soliciting customers, officers or employees of us or our affiliates during the term of each named executive officer’s employment with us and for a period of one year following the termination of such employment.

Once our board adopts the Prior Plan and the New Phantom Unit agreements, this offering will constitute a Specified Transaction under the New Phantom Unit agreements and, as a result, New Phantom Units held by our named executive officers will become event vested upon the consummation of this offering. However, in order to become fully vested, the New Phantom Units must become time vested. Neither this offering nor our corporate reorganization will constitute a Change in Control. In connection with this offering, the New Phantom Units will be equitably adjusted and converted into rights to receive shares of our common stock (or, if elected by our board of directors, cash equal to the fair market value thereof) once such New Phantom Units become fully vested.

Other Benefits

Immediately prior to this offering and during fiscal year 2016, we offered participation in broad-based retirement, health and welfare plans to all of our employees. Immediately prior to this offering and during fiscal year 2016, we maintained a plan intended to provide benefits under section 401(k) of the Internal Revenue Code of 1986, as amended (the “401(k) Plan”), where employees were allowed to contribute portions of their base compensation into a retirement account in order to encourage all employees, including any participating named executive officers, to save for the future. Given current market conditions, we did not provide matching contributions to participants in the 401(k) Plan for the 2016 plan year but we recently reinstated matching contributions for the 2017 plan year.

Prior to 2017, our named executive officers also participate in two defined contribution plans maintained by Quintana Minerals Corporation, specifically (i) the Quintana Minerals Corporation Tax Advantaged Thrift Plan, a 401(k) plan, which provides for an employer matching contribution on 100% of the first 4.5% of each employee’s eligible compensation and (ii) the Quintana Minerals Corporation Retirement Plan, a money purchase plan, which provides for a fixed employer contribution of 8 1⁄3% of each employee’s eligible compensation.

Employment Agreements

Original Employment Agreements

On December 31, 2015, the general partner of Quintana Energy Services LP entered into employment agreements with each of our named executive officers. Each employment agreement generally provides for a two-year term with automatic renewals for successive one-year periods thereafter. Each employment agreement generally outlines the named executive officer’s duties and positions and provides for (i) an annualized base salary (as described above under “—Additional Narrative Disclosures—Base Salary”), (ii) a discretionary annual cash incentive bonus (as described above under “—Additional Narrative Disclosures—Cash Bonuses”) with a target amount equal to 50% of the named executive officer’s base salary and (iii) eligibility to participate in any equity compensation arrangements or plans offered by us to senior executives.

Each employment agreement provides for the following benefits upon a termination of a named executive officer’s employment by us without “Cause,” resignation by a named executive officer for “Good Reason” or due to “Disability” (each quoted term as defined in the applicable employment agreement): (i) a lump sum payment equal to the greater of (A) the named executive officer’s base salary for the remainder of the term of the employment agreement or (B) one times the named executive officer’s base salary, (ii) an amount equal to the greater of (A) the named executive officer’s target bonus for the remainder of the term of the employment agreement or (B) the named executive officer’s target bonus for the year in which the termination occurs, in each case, payable in four equal installments with the first installment paid on the Company’s first regular pay date on or after the 60th day following such termination and the remaining three installments paid in each of the three calendar quarters immediately following the quarter in which the termination occurs and (iii) for a period of 18 months following such termination, reimbursement of premiums paid by the executive pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 and/or sections 601 through 608 of the Employee Retirement Security Act of 1974 to continue coverage in our health, dental and vision insurance plans in which the executive and/or his dependents participated immediately prior to the termination (the “COBRA Premium”), provided that such reimbursement does not subject us or our affiliates to sanctions imposed pursuant to Section 2716 of the Public Health Service Act and related regulations and guidance (collectively, the “PHSA”). If a named executive officer’s employment is terminated due to death, the named executive officer’s estate will be entitled to receive (i) a pro-rata share of the named executive officer’s target bonus for the fiscal year in which the termination occurs and (ii) continued payments of the named executive officer’s base salary for a period of 12 months.

Under each employment agreement, if a named executive officer’s employment is terminated for Good Reason or without Cause within 12 months of a “Change in Control” (as defined in the applicable employment agreement), then the named executive officer will be entitled to receive: (i) a lump sum payment equal to two times the named executive officer’s base salary, (ii) an amount equal to the named executive officer’s target bonus for two years, payable in four equal installments with the first installment on the Company’s first regular pay date on or after the 60th day following such termination and the remaining three installments paid in each of the three calendar quarters immediately following the quarter in which the termination occurs and (iii) for a period of 18 months following such termination, reimbursement of the COBRA Premium, provided that such reimbursement does not subject us or our affiliates to sanctions imposed pursuant to Section 2716 of the PHSA.

If a named executive officer is terminated for any reason other than those described above, no further compensation or benefits will be provided pursuant to the employment agreements. The employment agreements also contain certain restrictive covenants, including provisions that generally prohibit a named executive officer from competing with the Company and its affiliates or soliciting clients, executives, officers, directors or other employees of the Company and its affiliates. These restrictions generally apply during the term of the named executive officer’s employment and for a period of one year following the termination of such employment.

New Employment Agreements

Our board of directors has approved entry into new employment agreements with our named executive officers that supersede and replace the employment agreements described above and are intended to become effective upon the closing of this offering (the “New Agreements”). Each New Agreement generally provides for a three year term, which commences upon the closing of this offering, with automatic renewals for successive one-year periods thereafter. Each New Agreement generally outlines the named executive officer’s duties and positions and provides for (i) an annualized base salary, (ii) a discretionary annual cash incentive bonus with a target amount equal to 75% of the named executive officer’s base salary and (iii) eligibility to participate in any equity compensation arrangements or plans offered by us to senior executives.

Each New Agreement provides for the following benefits upon a termination of a named executive officer’s employment by us without “Cause,” resignation by a named executive officer for “Good Reason” or due to “Disability” (each quoted term as defined in the applicable New Agreement): (i) a lump sum payment equal to (A) for Mr. Herndon, two times Mr. Herndon’s base salary or (B) for Messrs. Baker and Lehner, one and one-half times the named executive officer’s base salary, (ii) an amount equal to (A) for Mr. Herndon, two times Mr. Herndon’s target bonus for the year in which the termination occurs or (B) for Messrs. Baker and Lehner, one and one-half times the named executive officer’s target bonus for the year in which the termination occurs, in each case, payable in four equal installments with the first installment paid on the Company’s first regular pay date on or after the 60th day following such termination and the remaining three installments paid in each of the three calendar quarters immediately following the quarter in which the termination occurs, (iii) for a period of 18 months following such termination, reimbursement of premiums paid by the executive pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 and/or sections 601 through 608 of the Employee Retirement Security Act of 1974 to continue coverage in our health, dental and vision insurance plans in which the executive and/or his dependents participated immediately prior to the termination (the “COBRA Premium”), provided that such reimbursement does not subject us or our affiliates to sanctions imposed pursuant to Section 2716 of the Public Health Service Act and related regulations and guidance (collectively, the “PHSA”) and (iv) accelerated vesting of outstanding equity awards granted under the Prior Plan, the 2017 Plan or any successor plan such that (A) all outstanding unvested time-based equity awards immediately become fully vested (with any outstanding equity options remaining exercisable without regard to such termination of employment for 90 days following the date of termination) and (B) all outstanding unvested equity awards granted subject to a performance requirement (other than continued service by the named executive officer), including awards intended to constitute “performance-based compensation” for purposes of Section 162(m) of the Code, immediately become vested as to a pro rata (based on the portion of the performance period elapsed through the date of termination) portion of each award, subject to the satisfaction of the performance conditions set forth in the applicable award and based on the actual level of achievement through the date of termination. If a named executive officer’s employment is terminated due to death, the named executive officer’s estate will be entitled to receive (i) a pro-rata share of the named executive officer’s target bonus for the fiscal year in which the termination occurs and (ii) continued payments of the named executive officer’s base salary for a period of 12 months.

Under each New Agreement, if a named executive officer’s employment is terminated for Good Reason or without Cause within 12 months of a “Change in Control” (as defined in the applicable New Agreement), then the named executive officer will be entitled to receive: (i) a lump sum payment equal to two times the named executive officer’s base salary, (ii) an amount equal to the named executive officer’s target bonus for two years, payable in four equal installments with the first installment on the Company’s first regular pay date on or after the 60th day following such termination and the remaining three installments paid in each of the three calendar quarters immediately following the quarter in which the termination occurs, (iii) for a period of 18 months following such termination, reimbursement of the COBRA Premium, provided that such reimbursement does not subject us or our affiliates to sanctions imposed pursuant to Section 2716 of the PHSA and (iv) accelerated vesting of outstanding equity awards granted under the Prior Plan, the 2017 Plan or any successor plan such that (A) all outstanding unvested time-based equity awards immediately become fully vested (with any outstanding equity options remaining exercisable without regard to such termination of employment for 90 days following the date of termination) and (B) all outstanding unvested equity awards granted subject to a performance requirement (other than continued service by the named executive officer), including awards intended to constitute “performance-based compensation” for purposes of Section 162(m) of the Code, immediately become vested as to a pro rata (based on the portion of the performance period elapsed through the date of termination) portion of each award, subject to the satisfaction of the performance conditions set forth in the applicable award and based on the actual level of achievement through the date of termination.

If a named executive officer is terminated for any reason other than those described above, no further compensation or benefits will be provided pursuant to the New Agreements. The New Agreements also contain certain restrictive covenants, including provisions that generally prohibit a named executive officer from competing with the Company and its affiliates or soliciting clients, executives, officers, directors or other employees of the Company and its affiliates. These restrictions generally apply during the term of the named executive officer’s employment and for a period of one year following the termination of such employment.

The New Agreements do not provide a tax gross-up provision for federal excise taxes that may be imposed under Section 4999 of the Code. Instead, each New Agreement includes a modified cutback provision, which states that, if amounts payable to a named executive officer under the New Agreement (together with any other amounts that are payable by us as a result of a change in control (the “Payments”) exceed the amount allowed under Section 280G of the Code for such named executive officer, thereby subjecting the named executive officer to an excise tax under Section 4999 of the Code, then the Payments will either be: (i) reduced to the level at which no excise tax applies, such that the full amount of the Payments would be equal to $1 less than three times the named executive officer’s “base amount,” which is generally the average W-2 earnings for the five calendar years immediately preceding the date of termination, or (ii) paid in full, which would subject the named executive officer to the excise tax. We will determine, in good faith, which alternative produces the best net after tax position for a named executive officer.

The foregoing description of the New Agreements are based on the form we anticipate entering into with each named executive officer, but the New Agreements have not yet been entered into and the provisions discussed above remain subject to change. As a result, the foregoing description is qualified in its entirety by reference to the final New Agreements once entered into. A copy of the form New Agreement has been filed as an exhibit to this registration statement.

2017 Long-Term Incentive Plan

In connection with this offering, we intend to adopt an omnibus equity incentive plan, the Quintana Energy Services Inc. 2017 Long-Term Incentive Plan (the “2017 Plan”), for the employees, consultants and the directors of the Company and its affiliates who perform services for us. The 2017 Plan will replace the Prior Plan, and upon the adoption of the 2017 Plan, no further awards will be granted under the Prior Plan. The following description of the 2017 Plan is based on the form we anticipate adopting, but the 2017 Plan has not yet been adopted and the provisions discussed below remain subject to change. As a result, the following description is qualified in its entirety by reference to the final form of the 2017 Plan once adopted. At this time, we have not made any final decisions regarding whether awards under the 2017 Plan will be granted to any individual in connection with this offering.

The 2017 Plan will provide for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws; (ii) nonstatutory stock options that do not qualify as incentive stock options; (iii) stock appreciation rights; (iv) restricted stock awards; (v) restricted stock units; (vi) bonus stock; (vii) performance awards; (viii) dividend equivalents; (ix) other stock-based awards; (x) cash awards; and (xi) substitute awards .

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2017 Plan.

Administration

Our board of directors, or a committee thereof (as applicable, the “Administrator”), will administer the 2017 Plan pursuant to its terms and all applicable state, federal or other rules or laws. The Administrator will have the power to, among other things, determine to whom and when awards will be granted, determine the amount of awards (measured in cash or in shares of our common stock), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting or exercisability of an award, delegate duties under the 2017 Plan and execute all other responsibilities permitted or required under the 2017 Plan.

Securities to be Offered

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event,              shares of our common stock will be available for delivery pursuant to awards under the 2017 Plan. If an award under the 2017 Plan is cancelled, forfeited, exchanged, settled for cash, expires without the actual delivery of shares or results in shares withheld or surrendered to pay any exercise or purchase price or to satisfy taxes applicable to such award, any shares subject to such award will again be available for new awards under the 2017 Plan.

Types of Awards

Options—We may grant options to eligible persons including: (i) incentive stock options (only to our employees or those of our subsidiaries) which comply with section 422 of the Code; and (ii) nonstatutory stock options. The exercise price of each option granted under the 2017 Plan will be stated in the option agreement and may vary; however, the exercise price for an option must not be less than the fair market value per share of common stock as of the date of grant (or 110% of the fair market value for certain incentive stock options), nor may the option be re-priced without the prior approval of our stockholders. Options may be exercised as the Administrator determines, but not later than ten years from the date of grant. The Administrator will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the Administrator, payment in common stock, other awards or other property) and the methods and forms in which common stock will be delivered to a participant.

Stock Appreciation Rights—A stock appreciation right is the right to receive a share of common stock, or an amount equal to the excess of the fair market value of one share of the common stock on the date of exercise over the grant price of the stock appreciation right, as determined by the Administrator. The exercise price of a share of common stock subject to the stock appreciation right shall be determined by the Administrator, but in no event shall that exercise price be less than the fair market value of the common stock on the date of grant. The Administrator will have the discretion to determine other terms and conditions of stock appreciation rights.

Restricted Stock Awards—A restricted stock award is a grant of shares of common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the

Administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Administrator. Except as otherwise provided under the terms of the 2017 Plan or an award agreement, the holder of a restricted stock award will have rights as a stockholder, including the right to vote the common stock subject to the restricted stock award or to receive dividends on the common stock subject to the restricted stock award during the restriction period. The Administrator shall provide, in the restricted stock award agreement, whether the restricted stock will be forfeited upon certain terminations of employment. Unless otherwise determined by the Administrator, common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock award with respect to which such common stock or other property has been distributed.

Restricted Stock Units—Restricted stock units are rights to receive common stock, cash or a combination of both at the end of a specified period. The Administrator may subject restricted stock units to restrictions (which may include a risk of forfeiture) to be specified in the restricted stock unit award agreement, and those restrictions may lapse at such times determined by the Administrator. Restricted stock units may be settled by delivery of common stock, cash equal to the fair market value of the specified number of shares of common stock covered by the restricted stock units or any combination thereof determined by the Administrator at the date of grant or thereafter. Dividend equivalents on the specified number of shares of common stock covered by restricted stock units may be granted in conjunction with a grant of restricted stock units and may be paid on a current, deferred or contingent basis, as determined by the Administrator on or following the date of grant.

Bonus Stock Awards—The Administrator will be authorized to grant common stock as a bonus stock award. The Administrator will determine any terms and conditions applicable to grants of common stock, including performance criteria, if any, associated with a bonus stock award.

Performance Awards—The vesting, exercise or settlement of awards may be subject to achievement of one or more performance criteria set forth in the 2017 Plan. One or more of the following performance criteria for the Company, on a consolidated basis, and/or for specified subsidiaries, may be used by the Administrator in establishing performance goals for such performance awards: (1) revenues, sales or other income; (2) cash flow, discretionary cash flow, cash flows from operations, cash flows from investing activities, and/or cash flows from financing activities; (3) return on net assets, return on assets, return on investment, return on capital, return on capital employed or return on equity; (4) income, operating income or net income; (5) earnings or earnings margin determined before or after any one or more of depletion, depreciation and amortization expense; impairment of inventory and other property and equipment; accretion of discount on asset retirement obligations; interest expense; net gain or loss on the disposition of assets; income or loss from discontinued operations, net of tax; noncash derivative related activity; amortization of stock-based compensation; severance expense; transaction and deal expenses; income taxes; or other items; (6) equity; net worth; tangible net worth; book capitalization; debt; debt, net of cash and cash equivalents; capital budget or other balance sheet goals; (7) debt or equity financings or improvement of financial ratings; (8) general and administrative expenses; (9) net asset value; (10) fair market value of our common stock, share price, share price appreciation, total stockholder return or payments of dividends; (11) achievement of savings from business improvement projects and achievement of capital projects deliverables; (12) working capital or working capital changes; (13) operating profit or net operating profit; (14) internal research or development programs; (15) geographic business expansion; (16) corporate development (including licenses, innovation, research or establishment of third party collaborations); (17) performance against environmental, ethics or sustainability targets; (18) safety performance and/or incident rate; (19) human resources management targets, including medical cost reductions, employee satisfaction or retention, workforce diversity and time to hire; (20) satisfactory internal or external audits; (21) consummation, implementation or completion of a change in control or other strategic partnerships, transactions, projects, processes or initiatives or other goals relating to acquisitions or divestitures (in whole or in part), joint ventures or strategic alliances; (22) regulatory approvals or other regulatory milestones; (23) legal compliance or risk reduction; (24) market share; (25) economic value added; or (26) cost reduction targets. The

Administrator may also use any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Administrator including, but not limited to, the Standard & Poor’s 500 stock index or a group of comparable companies. At the time a performance goal is established with respect to an award, the Administrator may also exclude the impact of one or more events or occurrences, as specified by the Administrator, so long such events or occurrences are objective determinable, and further provided that any such adjustment would not cause an award intended to comply with Section 162(m) of the Code to fail to so qualify.

Performance awards granted to eligible persons who are deemed by the Administrator to be “covered employees” pursuant to section 162(m) of the Code shall be administered in accordance with the rules and regulations issued under section 162(m) of the Code. The Administrator may also impose individual performance criteria on the awards, which, if required for compliance with section 162(m) of the Code, will be approved by our stockholders.

Dividend Equivalents—Dividend equivalents entitle a participant to receive cash, common stock, other awards or other property equal in value to dividends paid with respect to a specified number of shares of our common stock, or other periodic payments at the discretion of the Administrator. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than a restricted stock award or a bonus stock award).

Other Stock-Based Awards—Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our common stock.

Cash Awards—Cash awards may be granted on a free-standing basis, as an element of or a supplement to, or in lieu of any other award.

Substitute Awards—Awards may be granted in substitution or exchange for any other award granted under the 2017 Plan or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the 2017 Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the Company or one of our affiliates.

Certain Transactions. If any change is made to our capitalization, such as a stock split, stock combination, stock dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the 2017 Plan. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate in light of such transaction.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2017 Plan at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of stockholders, to amend any outstanding stock option or stock appreciation right to reduce its exercise price per share. The 2017 Plan will remain in effect for a period of ten years (unless earlier terminated by our board of directors).

Clawback. All awards under the 2017 Plan will be subject to any clawback or recapture policy adopted by the Company, as in effect from time to time.

Director Compensation

Individuals serving on the board of managers of the general partner of Quintana Energy Services LP did not receive any compensation for their services on that board during the fiscal year ended December 31, 2016.

Our board of directors was formed in April 2017 and we do not currently provide any compensation to the members of our board of directors for their services as such. Going forward, we believe that attracting and retaining qualified non-employee directors will be critical to the future value of our growth and governance. Accordingly, following the completion of this offering, we expect to implement a comprehensive director compensation policy for our non-employee directors, which is expected to consist of:

•	an annual cash retainer of $60,000, payable in quarterly installments;

•	an annual fee of $15,000 to the chair of the audit committee and an annual fee of $10,000 to the chair of the compensation committee;

•	an annual fee of $10,000 to each member of the audit committee (other than the chair) and an annual fee of $5,000 to each member of the compensation committee (other than the chair); and

•	an annual equity-based award granted under the 2017 Plan with an aggregate fair market value of at least $100,000 on the date of grant.

We also expect that all members of our board of directors will be reimbursed for certain reasonable expenses incurred in connection with their services to us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Transactions with Affiliates

The Term Loan and Warrants

On December 19, 2016, we entered into the Term Loan, by and among Quintana Energy Services LP, certain of its subsidiaries and the lenders party thereto. Under the terms of the Term Loan, as of March 31, 2017, we have received an aggregate of $40 million from Archer Holdco, Robertson QES and Geveran (together, the “Term Loan Lenders”), collectively in exchange for warrants exercisable for an aggregate amount of 227,885,578 common units of Quintana Energy Services LP.

The exercise of the warrants at or immediately prior to the completion of this offering and their exchange for shares of common stock upon our corporate reorganization will result in (i) Archer Holdco and its affiliates owning approximately 36.0% of our total common stock on a fully diluted basis, (ii) Robertson QES owning approximately 8.8% of our total common stock on a fully diluted basis, (iii) Geveran and its affiliates owning approximately 17.5% of our total common stock on a fully diluted basis, (iv) QES Holdco LLC (“QES Holdco,” an affiliate of Quintana) owning approximately 34.4% of our total common stock on a fully diluted basis and (v) the remaining 3.3% of our common stock being held by various other investors, affiliates and individuals.

In connection with the Term Loan, we also executed that certain Pledge Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, certain of its subsidiaries and Cortland Capital Market Services, LLC (“Cortland”), as administrative agent, pursuant to which we and our subsidiaries pledged and granted to Cortland a continuing lien on and security interest in certain collateral to secure all of our obligations under the Term Loan.

Also pursuant to the Term Loan, we entered into that certain Warrant Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, Archer Holdco, Robertson QES and Geveran, pursuant to which the Term Loan Lenders are given the right to exercise their respective amount of warrants until December 19, 2026 and, upon any corporate conversion of the Company, convert such warrants into common stock of the Company. The warrant holders have advised us that they intend to exercise the outstanding warrants in connection with our corporate reorganization. See “Summary—Corporate Reorganization” for additional information.

For additional detail on the Term Loan, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Term Loan.”

The Archer Acquisition

On December 31, 2015, through the Archer Acquisition we acquired from Archer all of the outstanding shares of Archer Pressure Pumping LLC, Archer Directional Drilling Services LLC, Archer Wireline LLC and Great White Pressure Control LLC (collectively, the “Archer Well Services Entities”) in exchange for a 42.0% equity interest in Quintana Energy Services LP. The purchase price, which consisted solely of common units of Quintana Energy Services LP, had a fair value of $92.6 million. No debt was assumed in the transaction.

Post-closing of the Archer Acquisition, we reimbursed Archer approximately $0.5 million for services related to insurance and approximately $0.9 million for certain medical benefits.

In connection with the Archer Acquisition, we obtained support services from Archer on a transitional basis for the processing of payroll, benefits and certain administration services during the integration of the Archer Well Services Entities. We paid Archer $0.7 million under this transition services agreement in the year ended December 31, 2016.

Other Related Party Transactions

On September 9, 2014, Quintana completed a transaction which consolidated the ownership and operations of COWS and DDC under a single entity, QES Holdco. The combination transactions were implemented by each holder of equity interests in COWS and DDC contributing all of its equity interests in COWS and/or DDC in exchange for cash, membership interests in QES Holdco or a combination thereof, as applicable, which we refer to as the combination transactions. As a result of the combination transactions, QES Holdco became the direct beneficial owner of all of the equity interests in each of COWS and DDC.

In the CAF Acquisition on January 9, 2015, through a series of transactions also involving QES Holdco, we acquired CAF for a total purchase price of approximately $80.5 million, including assumed debt of $52.7 million. The purchase price consisted of (i) payment of approximately $43.3 million in cash (including $38.7 million of cash paid to extinguish certain of CAF’s third-party debt obligations), (ii) an approximate 4.0% membership interest in QES Holdco (which includes the conversion of a $14.0 million seller note of CAF into certain membership interests in QES Holdco) and (iii) an approximate 3.4% limited partnership interest in Quintana Energy Services LP. The entire cash portion of the CAF Acquisition was funded with borrowings under the Revolving Credit Facility. In connection with the CAF Acquisition, QES Holdco contributed all of its equity interests in COWS, DDC and the contemporaneously acquired interests in CAF to us in exchange for an approximate 96.6% limited partnership interest in Quintana Energy Services LP and its assumption of the Revolving Credit Facility. For a description of our Revolving Credit Facility see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revolving Credit Facility.”

Payments to Quintana

We utilize vendors that have relationships with Quintana affiliated entities. The Quintana affiliate pays those vendors on behalf of us and we reimburse the Quintana affiliate. In addition, we utilize a Quintana affiliate to pay and process the payroll of our corporate employees, for which we reimburse the Quintana affiliate on a monthly basis. The Company reimbursed Quintana in the aggregate amounts of $0.0 million, $1.0 million, $1.6 million and $0.0 million for each of the fiscal years ended 2014, 2015 and 2016, and for the three months ended March 31, 2017, respectively.

In addition, until January 2017, our executive officers were employed by Quintana Minerals Corporation, and the Company reimbursed Quintana Minerals Corporation for our executive officers’ salaries in the aggregate amounts of $0.0 million, $0.6 million and $1.0 million for each of the fiscal years ended 2014, 2015 and 2016.

Registration Rights Agreement

In connection with the Term Loan, we entered into the amended and restated registration rights agreement with the Principal Stockholders, pursuant to which we have agreed to register the sales of shares of our common stock held by such stockholders under certain circumstances.

Demand Rights. At such time as we will have qualified for the use of a registration statement on Form S-3, and subject to the limitations including those set forth below, each of the Principal Stockholders has the right to request the registration under the Securities Act of all or any portion of their common stock.

Piggyback Rights. Subject to certain exceptions, if at any time we propose to register an offering of common stock or conduct an underwritten offering, whether or not for our own account, then we must notify in writing the Principal Stockholders (or their permitted transferees) of such proposal no later than ten days prior to the initiation of such anticipated filings or commencement of the underwritten offering, as applicable, to allow them to include a specified number of their shares in that registration statement or underwritten offering, as applicable.

Conditions and Limitations; Expenses. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective.

Equity Rights Agreement

In connection with the Term Loan, we entered into the Equity Rights Agreement with the Principal Stockholders. The Equity Rights Agreement provides Quintana with the right to appoint two directors to our board of directors, provides Archer with the right to appoint two directors to our board of directors and provides Geveran with the right to appoint one director to our board of directors. The number of directors to be appointed by each of Quintana, Archer and Geveran will be redetermined immediately upon any disposition of the outstanding shares of our common stock held by Quintana, Archer, Robertson QES or Geveran. The current board representative appointed by Quintana is Corbin J. Robertson, Jr. The current board representatives appointed by Archer are Dag Skindlo and Gunnar Eliassen.

Corporate Reorganization

In connection with our corporate reorganization, we engaged in certain transactions with certain affiliates and the Existing Investors. Please read “Summary—Corporate Reorganization.”

Procedures for Review, Approval and Ratification of Transactions with Related Persons

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5.0% of our common stock;

•	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our common stock; and

•	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Furthermore, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock that, upon the consummation of this offering and transactions related thereto, and assuming the underwriters do not exercise their option to purchase additional shares of common stock, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each of the selling stockholders;

•	each member of or nominee to our board of directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, selling stockholders, directors, director nominees or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 1415 Louisiana Street, Suite 2900, Houston, Texas 77002.

The selling stockholders have granted the underwriters the option to purchase up to an additional                 shares of common stock.

The table does not reflect any common stock that directors and officers may purchase in this offering through the reserved share program described under “Underwriting (Conflicts of Interest).”

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering		Shares Beneficially Owned After the Offering Assuming Underwriters’ Option to Purchase Additional Shares is Exercised in full
	Number	%	Number	%	Number	%
Principal and Selling Stockholders
QES Holdco LLC(1)
Archer Holdco LLC(2)
Geveran Blocker, LLC(3)
Robertson QES Investment LLC(4)

Directors, Director Nominees and Executive Officers
Rogers Herndon
Christopher J. Baker
Keefer M. Lehner
Max L. Bouthillette
Corbin J. Robertson, Jr.(1)(4).
Dag Skindlo
Gunnar Eliassen
Dalton Boutté
Rocky L. Duckworth

All Directors, Director Nominees and Executive Officers as a Group (9 persons)

(1)	The board of managers of QES Holdco LLC has voting and dispositive power over these shares. The board of managers of QES Holdco LLC consists of Corbin J. Robertson, Jr., Steve D. Thompson and Rogers Herndon, none of whom individually have voting and dispositive power over these shares. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. QES Holdco LLC is controlled by Quintana Energy Partners, L.P. Quintana Energy Partners, L.P. may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares. Quintana Energy Partners, L.P. disclaims beneficial ownership of the reported shares in excess of its pecuniary interest in the shares. Quintana Capital Group, L.P. and Quintana Capital Group GP, Ltd. may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares by virtue of Quintana Capital Group GP, Ltd. being the sole general partner of Quintana Capital Group, L.P. (which is the sole general partner of Quintana Energy Partners, L.P.). The board of directors of Quintana Capital Group GP, Ltd. consists of Donald L. Evans, Warren S. Hawkins, Corbin J. Robertson, Jr., Corbin J. Robertson III and William K. Robertson, none of whom individually have voting and dispositive power over these shares. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein.
(2)	Archer Holdco LLC is wholly owned by Archer Well Company Inc., which is indirectly wholly owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares. The board of directors of Archer Limited consists of Orjan Svanevik, Alf Ragnar Lovdal, John Reynolds, Kate Blankenship, Giovanni Dell’Orto and Dag Skindlo, none of whom individually have voting and dispositive power over these shares. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. The mailing address for Archer Holdco LLC is 12101 Cutten Road, Houston, Texas 77066.
(3)	Geveran Blocker, LLC is owned by Geveran Investments Limited, which is in turn indirectly owned by trusts established by John Fredricksen for the benefit of his immediate family. Mr. Fredricksen has voting and dispositive power over these shares and may be deemed to have beneficial ownership of these shares. Mr. Fredricksen expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. The mailing address for Geveran Blocker, LLC is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.
(4)	The sole manager of Robertson QES Investment LLC has voting and dispositive power over these shares. Corbin J. Robertson, Jr. serves as sole manager of Robertson QES Investment LLC and expressly disclaims ownership over these shares, except to the extent of any pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Quintana Energy Services Inc. will consist of                  shares of common stock, $0.01 par value per share, of which                 shares will be issued and outstanding and                  shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Quintana Energy Services Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Voting Rights. Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•	provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that, after we cease to be a controlled company, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•	provide that, after we cease to be a controlled company, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock;

•	provide that, after we cease to be a controlled company, special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board;

•	provide, after we cease to be a controlled company, for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

•	provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, Quintana and Archer and their affiliates and that they have no obligation to offer us those investments or opportunities;

•	provide that, after we cease to be a controlled company, the affirmative vote of the holders of at least 66 2⁄3% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office from time to time, and directors will be removable only for “cause”;

•	provide that our bylaws can be amended by the board of directors; and

•	prohibit cumulative voting in the election of directors.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or

•	any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights

For a description of registration rights with respect to our Principal Stockholders, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

We intend to apply to list our common stock for quotation on the NYSE under the symbol “QES.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of                 shares of common stock. Of these shares, all of the                 shares of common stock (or                 shares of common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by the Existing Investors will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and officers, the selling stockholders and our Principal Stockholders have agreed not to sell any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting (Conflicts of Interest)” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Registration Rights

For a description of registration rights with respect to our common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the U.S.; and

•	persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

We do not expect to pay any distributions on our common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.); or

•	our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our common stock is and continues to be “regularly traded on an established securities” (within the meaning of the U.S. Treasury Regulations) market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the U.S. by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the U.S. by such a broker if it has certain relationships within the U.S.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock and on the gross proceeds from a disposition of our common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E) or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•	whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below) and, if so, whether an exemption thereto applies; and

•	whether the Plan will be considered to hold, as plan assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

In this regard, the United States Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the shares of common stock. These class exemptions include, without limitation, PTCE 75-1, which exempts certain transactions between an ERISA Plan and certain broker-dealers, reporting dealers and banks, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied. In addition, the statutory service provider exemption provided by Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, which exempts certain transactions between ERISA Plans and parties in interest or disqualified persons that are not fiduciaries with respect to the transaction could apply.

Each of these class exemptions and statutory exemptions contains conditions and limitations with respect to their application. We cannot and do not provide any assurance that any of these class exemptions or statutory exemptions will apply with respect to any particular investment in our securities by, or on behalf of, an ERISA Plan or, even if it were deemed to apply, that any exemption would apply to all transactions that may occur in connection with the investment.

Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The DOL regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by ERISA Plans are “publicly-offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are “freely transferable,” and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)	the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by “benefit plan investors” (as defined in the DOL reggulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

UNDERWRITING (CONFLICTS OF INTEREST)

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Piper Jaffray & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement between us, the selling stockholders, and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Piper Jaffray & Co.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares of common stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount to be paid by us	$	$	$
Underwriting discount to be paid by the selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses in connection with this offering.

Option to Purchase Additional Common Stock

The selling stockholders have granted an option to the underwriters, to purchase up to                  additional shares of common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial amount reflected in the above table. Any shares of common stock sold under the option will be sold on the same terms and conditions as the other shares of common stock that are the subject of this offering.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common stock offered by this prospectus for sale to persons who are directors, officers, distributors, dealers or employees of us or our affiliates and certain other persons with relationships with us and our affiliates. If these persons purchase reserved shares of common stock, the purchased shares will be subject to the lock-up restrictions described below and the purchased shares of common stock will reduce the number of shares of common stock available for sale to the general public. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

No Sales of Similar Securities

We and our executive officers and directors and the Principal Stockholders have agreed not to sell or transfer any shares of common stock or securities convertible into, exchangeable for, exercisable for or repayable with shares of common stock, for 180 days after the date of this prospectus, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares;

•	sell any option or contract to purchase any shares;

•	purchase any option or contract to sell any shares;

•	grant any option, right or warrant for the sale of any shares;

•	lend or otherwise dispose of or transfer any shares;

•	request or demand that we file a registration statement related to the shares; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to shares of common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of common stock. It also applies to shares of common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. However, we may issue shares of common stock or any securities convertible to or exchangeable for or repayable with shares of common stock in connection with an acquisition, business combination or joint venture, provided that the aggregate number of shares issued for such purposes during the 180 days after the date of this prospectus shall not exceed 10% of the total number of shares of common stock issued and outstanding at the closing of this initial public offering, and provided further, that we cause each recipient of such shares to execute and deliver a lock-up agreement.

NYSE Listing

We intend to apply to list our common stock on the NYSE under the symbol “QES.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares of common stock to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common stock may not develop. It is also possible that after the offering the common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing the shares. However, the representatives may engage in transactions that stabilize the price of the shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under our Revolving Credit Facility and will receive more than 5% of the net proceeds of this offering due to the repayment of borrowings thereunder. Accordingly, this offering will be conducted in accordance with FINRA Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” in respect to, the registration statement and this prospectus.                  has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically those inherent in Section 11 of the Securities Act.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Sales Outside of the U.S.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and the Company that (i) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (ii) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the Representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Andrews Kurth Kenyon LLP, Houston, Texas.

EXPERTS

The financial statements of Quintana Energy Services LP as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Quintana Energy Services Inc. as of April 13, 2017 included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Archer Well Service Entities for the period from January 1, 2015 to December 31, 2015 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Washington, DC 20549. Copies of these materials may be obtained from such office, upon payment of a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

GLOSSARY OF SELECTED TERMS

Basin. A large depression on the earth’s surface in which sediments accumulate.

Bbl. Stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus supplement in reference to crude oil or other liquid hydrocarbons.

British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Cementing. To prepare and pump cement into place in a wellbore.

Completion. The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Crude oil. Liquid hydrocarbons retrieved from geological structures underground to be refined into fuel sources.

Directional drilling. The intentional deviation of a wellbore from the path it would naturally take. This is accomplished through the use of whipstocks, bottomhole assembly (BHA) configurations, instruments to measure the path of the wellbore in three-dimensional space, data links to communicate measurements taken downhole to the surface, mud motors and special BHA components and drill bits, including rotary steerable systems, and drill bits. The directional driller also exploits drilling parameters such as weight on bit and rotary speed to deflect the bit away from the axis of the existing wellbore. In some cases, such as drilling steeply dipping formations or unpredictable deviation in conventional drilling operations, directional-drilling techniques may be employed to ensure that the hole is drilled vertically. While many techniques can accomplish this, the general concept is simple: point the bit in the direction that one wants to drill. The most common way is through the use of a bend near the bit in a downhole steerable mud motor. The bend points the bit in a direction different from the axis of the wellbore when the entire drillstring is not rotating. By pumping mud through the mud motor, the bit turns while the drillstring does not rotate, allowing the bit to drill in the direction it points. When a particular wellbore direction is achieved, that direction may be maintained by rotating the entire drillstring (including the bent section) so that the bit does not drill in a single direction off the wellbore axis, but instead sweeps around and its net direction coincides with the existing wellbore. Rotary steerable tools allow steering while rotating, usually with higher rates of penetration and ultimately smoother boreholes.

Drillstring. The combination of the drillpipe, the bottomhole assembly and any other tools used to make the drill bit turn at the bottom of the wellbore.

Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Horizontal drilling. A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle with a specified interval.

Horizontal wells. Wells drilled directionally horizontal to allow for development of structures not reachable through traditional vertical drilling mechanisms.

Hydraulic fracturing. A stimulation treatment routinely performed on oil and natural gas wells in low-permeability reservoirs. Specially engineered fluids are pumped at high pressure and rate into the reservoir interval to be treated, causing a vertical fracture to open. The wings of the fracture extend away from the wellbore in opposing directions according to the natural stresses within the formation. Proppant, such as grains of sand of a particular size, is mixed with the treatment fluid to keep the fracture open when the treatment is complete. Hydraulic fracturing creates high-conductivity communication with a large area of formation and bypasses any damage that may exist in the near-wellbore area.

Hydrocarbon. A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be as simple as methane, but many are highly complex molecules, and can occur as gases, liquids or solids. Petroleum is a complex mixture of hydrocarbons. The most common hydrocarbons are natural gas, oil and coal.

Mcf. Thousand cubic feet of natural gas.

MMBtu. Million British Thermal Units.

Mud motors. A positive displacement drilling motor that uses hydraulic horsepower of the drilling fluid to drive the drill bit. Mud motors are used extensively in directional drilling operations.

Proppant. Sized particles mixed with fracturing fluid to hold fractures open after a hydraulic fracturing treatment. In addition to naturally occurring sand grains, man-made or specially engineered proppants, such as resin-coated sand or high-strength ceramic materials like sintered bauxite, may also be used. Proppant materials are carefully sorted for size and sphericity to provide an efficient conduit for production of fluid from the reservoir to the wellbore.

Reserves. Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to the market and all permits and financing required to implement the project. Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir or negative test results). Such areas may contain prospective resources (i.e. , potentially recoverable resources from undiscovered accumulations).

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

Resource play. A set of discovered or prospective oil and/or natural gas accumulations sharing similar geologic, geographic and temporal properties, such as source rock, reservoir structure, timing, trapping mechanism and hydrocarbon type.

Shale. A fine-grained, fissile, sedimentary rock formed by consolidation of clay- and silt-sized particles into thin, relatively impermeable layers.

Unconventional resource. An umbrella term for oil and natural gas that is produced by means that do not meet the criteria for conventional production. What has qualified as “unconventional” at any particular time is a complex function of resource characteristics, the available E&P technologies, the economic environment, and the scale, frequency and duration of production from the resource. Perceptions of these factors inevitably change over time and often differ among users of the term. At present, the term is used in reference to oil and gas resources whose porosity, permeability, fluid trapping mechanism or other characteristics differ from conventional sandstone and carbonate reservoirs. Coalbed methane, gas hydrates, shale gas, fractured reservoirs and tight gas sands are considered unconventional resources.

Wellbore. The physical conduit from surface into the hydrocarbon reservoir.

Wireline. A general term used to describe well-intervention operations conducted using single-strand or multi-strand wire or cable for intervention in oil or gas wells. Although applied inconsistently, the term commonly is used in association with electric logging and cables incorporating electrical conductors.

Workover. The process of performing major maintenance or remedial treatments on an oil or gas well. In many cases, workover implies the removal and replacement of the production tubing string after the well has been killed and a workover rig has been placed on location. Through-tubing workover operations, using coiled tubing, snubbing or slickline equipment, are routinely conducted to complete treatments or well service activities that avoid a full workover where the tubing is removed. This operation saves considerable time and expense.

Report of Independent Registered Public Accounting Firm

To the Stockholder of Quintana Energy Services Inc.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Quintana Energy Services Inc. as of April 13, 2017, in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this balance sheet in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

April 25, 2017

Quintana Energy Services Inc.

Balance Sheet

April 13, 2017

April 13, 2017
ASSETS
Total assets	$—

STOCKHOLDER’S EQUITY
Stockholder’s Equity
Common shares, par value $0.01, 1,000 shares authorized, 1,000 issued and outstanding at April 13, 2017	$10
Less: Note receivable from stockholder	(10)

Total stockholder’s equity	—

The accompanying notes are an integral part of this financial statement.

Quintana Energy Services Inc.

Notes to Financial Statement

NOTE 1—Description of Business

Quintana Energy Services Inc. (the “Company”) is a Delaware corporation formed on April 13, 2017. On April 13, 2017, QES Holdco LLC, a Delaware limited liability company, contributed $10.00 in the form of a note receivable to the Company in exchange for a 100 percent interest. There have been no other transactions involving the Company as of April 13, 2017.

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

NOTE 2—Equity

The Company’s authorized stockholder’s capital consists of 1,000 shares of common stock, $0.01 par value, all of which are issued and outstanding at April 13, 2017.

NOTE 3—Subsequent Events

Events and transactions subsequent to the balance sheet date have been evaluated through April 25, 2017, the date the balance sheet was issued, for potential recognition or disclosure.

Quintana Energy Services LP

Condensed Consolidated Balance Sheets

March 31, 2017 and December 31, 2016 (Unaudited)

(in thousands of dollars, except unit and per unit data)	March 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$10,956	$12,219
Accounts receivable, net of allowance of $914 and $880	50,867	36,745
Unbilled receivables	9,762	7,692
Assets held for sale	—	27,278
Inventories	19,979	19,549
Prepaid expenses and other current assets	9,410	4,671

Total current assets	100,974	108,154
Property, plant and equipment, net	143,406	150,706
Intangibles assets, net of amortization	12,629	13,228
Other assets	1,046	967

Total assets	$258,055	$273,055

Liabilities and Partners’ Equity
Current liabilities
Current portion of debt and capital lease obligations	297	291
Notes payable	475	950
Accounts payable	25,532	28,124
Accrued liabilities	21,159	16,685

Total current liabilities	47,463	46,050
Deferred tax liability	117	135
Long-term debt, net of deferred financing costs of $2,143 and $2,284 at March 31, 2017 and December 31, 2016 respectively	111,834	116,463
Long-term capital lease obligations	3,967	4,044
Other long-term liabilities	223	239

Total liabilities	163,604	166,931
Commitments and contingencies (Note 12)
Partners’ equity
Common units, 417,441,074 issued and outstanding at March 31, 2017 and December 31, 2016	212,630	212,630
Retained earnings (deficit)	(118,179)	(106,506)

Total liabilities and partners’ equity	$258,055	$273,055

The accompanying notes are an integral part of these condensed consolidated financial statements.

Quintana Energy Services LP

Condensed Consolidated Statements of Operations

Three Months Ended March 31, 2017 and March 31, 2016 (Unaudited)

	March 31, 2017	March 31, 2016
	(in thousands of dollars, except unit/share and per unit/share data)
Revenues:
Services	$69,066	$48,575
Products	16,373	13,211

Total Revenue	85,439	61,786

Costs and Expenses:
Cost of services	55,245	47,426
Cost of products	11,591	11,476
General and administrative expenses	17,744	20,673
Depreciation and amortization	11,594	21,269
Gain on disposition of assets, net	(1,657)	(210)

Operating loss	(9,078)	(38,848)
Interest expense	(2,601)	(1,460)

Loss before tax	(11,679)	(40,308)
Income tax benefit	6	34

Net loss	$(11,673)	$(40,274)

Net loss per common unit:
Basic	$(0.03)	$(0.10)
Diluted	$(0.03)	$(0.10)
Weighted average common units outstanding:
Basic	417,441	415,795
Diluted	417,441	415,795
Pro Forma Information:
Net loss	$(11,673)
Pro forma provision for income taxes	4,237

Pro forma net loss	$(7,436)

Pro froma net loss per common share
Basic and diluted	$(0.02)
Weighted average pro forma common share outstanding
Basic and diluted	417,441

The accompanying notes are an integral part of these condensed consolidated financial statements.

Quintana Energy Services LP

Condensed Consolidated Statements of Partners’ Equity

Three Months Ended March 31, 2017 and March 31, 2016 (Unaudited)

	Common Unitholders
	Number of Units	Paid-in Capital	General Partner	Retained Earnings	Total Partners’ Equity
	(in thousands)
Balance at January 1, 2017	417,441	$212,630	$—	$(106,506)	$106,124
Net loss	—	—	—	(11,673)	(11,673)

Balance at March 31, 2017	417,441	$212,630	$—	$(118,179)	$94,451

	Common Unitholders
(in thousands)	Number of Units	Paid-in Capital	General Partner	Retained Earnings	Total Partners’ Equity
Balance at January 1, 2016	409,951	$203,669	$—	$48,243	$251,912
Issuance of units	7,490	3,000	—	—	3,000
Net loss	—	—	—	(40,274)	(40,274)

Balance at March 31, 2016	417,441	$206,669	$—	$7,969	$214,638

The accompanying notes are an integral part of these condensed consolidated financial statements.

Quintana Energy Services LP

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2017 and March 31, 2016 (Unaudited)

	Three Months Ended March 31,
	2017	2016
	(in thousands of dollars)
Cash flows from operating activities
Net loss	$(11,673)	$(40,274)
Adjustments to reconcile net income to net cash provided by/(used in) operating activities
Depreciation and amortization	11,594	21,269
Gain on disposition of assets, net	(4,623)	(161)
Amortization of deferred financing costs	264	107
Provision for doubtful accounts	57	(3)
Deferred income tax benefit	(18)	(9)
Changes in operating assets and liabilities
Accounts receivable	(14,180)	10,873
Unbilled receivables	(2,070)	482
Inventories	(430)	1,890
Prepaid expenses and other current assets	(749)	(205)
Other noncurrent assets	(213)	440
Accounts payable	(2,592)	1,945
Note payable	(475)	(550)
Accrued liabilities	5,633	(1,562)

Net cash used in operating activities	(19,475)	(5,758)

Cash flows from investing activities
Purchases of property, plant and equipment	(4,212)	(646)
Proceeds from sale of property, plant and equipment	28,428	273

Net cash provided by/(used in) investing activities	24,216	(373)

Cash flows from financing activities
Proceeds from revolving debt	—	20,000
Payments on revolving debt	(10,929)	—
Proceeds from term loan	5,000	—
Payments on capital lease obligations	(75)	(127)
Issuance of units	—	1,000

Net cash provided by/(used in) financing activities	(6,004)	20,873

Net increase/(decrease) in cash and cash equivalents	(1,263)	14,742

Cash and cash equivalents
Beginning of period	12,219	6,263

End of period	$10,956	$21,005

Supplemental cash flow information
Cash paid for interest	1,100	1,164
Income taxes paid	166	100
Supplemental noncash investing and financing activities
Equity issued as payment in kind for professional services	—	2,000
Vendor credit issued as payment for sale of assets held for sale	3,990	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

Quintana Energy Services LP

Notes to Condensed Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2017 and March 31, 2016

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Quintana Energy Services LP (“the Company”, “QES”, “we”, or “our”) is a privately owned oilfield services company that is majority owned by Quintana Energy Partners, L.P., an affiliate of Quintana Capital Group, L.P. (“Quintana”) and Archer Limited (“Archer”). The Company provides a wide range of completion, production, directional drilling services, pressure pumping, and other complimentary oilfield services to land-based exploration and production customers operating in unconventional resource plays and conventional basins throughout the United States.

The Company operates through its operating companies and their subsidiaries which include QES Pressure Pumping (“QPP”), QES Directional Drilling LLC (“QDD”), QES Wireline LLC (“QW”) and QES Pressure Control LLC (“QPC”), collectively referred to as “the companies”.

NOTE 2—BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying interim unaudited consolidated condensed financial statements were prepared using the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Accordingly, these financial statements do not include all information or notes required by U.S. GAAP for annual financial statements and should be read together with our 2016 audited financial statements. However, in the opinion of management, all adjustments necessary for a fair statement of the financial statements have been included. The consolidated condensed financial statements include all the accounts of QES and all our subsidiaries where we exercise control. All significant inter-company transactions and account balances have been eliminated upon consolidation. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Pro Forma Income Taxes

These financial statements have been prepared in anticipation of a proposed initial public offering of the common stock of Quintana Energy Services Inc. In connection with the offering, Quintana Energy Services Inc. will directly or indirectly acquire all of the outstanding equity of Quintana Energy Services LP from Quintana Energy Services LP’s current investors and will become the holding company for Quintana Energy Services LP. The holding company, a Delaware corporation, will be taxed as a corporation under the Internal Revenue Code of 1986, as amended. Accordingly, a pro forma income tax provision has been disclosed as if the Company was a taxable corporation for all periods presented. The Company has computed pro forma entity-level income tax expense using an estimated effective rate of 36.3%, inclusive of all applicable U.S. federal, state and local income taxes.

Pro Forma Earnings Per Share

The Company has presented pro forma earnings per share for the most recent period. Pro forma basic and diluted income per share was computed by dividing pro forma net income attributable to the Company by the

Quintana Energy Services LP

Notes to Condensed Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2017 and March 31, 2016

number of common units currently attributable to Quintana Energy Services LP, which assumes will be issued in the initial public offering described in the registration statement, as if such shares were issued and outstanding for the three months ended March 31, 2017 and March 31, 2016.

Comprehensive Income

Any comprehensive income (loss) and its components are displayed in our financial statements. When they arise, we classify items of comprehensive income by their nature in the financial statements and display the accumulated balance and other comprehensive income in members’ equity. Comprehensive income equals net income for all periods presented in the accompanying consolidated financial statements.

Recent Accounting Pronouncements

Standard adopted

In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-11, Inventory—Simplifying the Measurement of Inventory, which applies to inventory measured using first-in, first-out or average cost. The guidance in this update states that inventory within its scope shall be measured at the lower of cost or net realizable value, and when the net realizable value of inventory is lower than its cost, the difference shall be recognized as a loss in earnings. The Company adopted the accounting guidance as of January 1, 2017. The adoption of this ASU did not have a material impact on the Company’s condensed consolidated financial statements.

Standards not yet adopted

In May 2014, the FASB issued accounting standards update ASU 2014-09, Revenue from contracts with customers (“ASU 2014-09”), which provides explicit guidance on the recognition of revenue based upon the entity’s contracts with customers to transfer goods or services. Under ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will become effective for public companies in 2018 and private companies in 2019.

We are currently determining the impacts of the new standard on our contract portfolio. Our approach will include performing a detailed review of key contracts representative of our different reporting segments and comparing historical accounting policies and practices to the new standard. Because the standard will impact our business processes, systems and controls, we will also look to developing a comprehensive change management project plan to guide the implementation. The Company is in the process of determining the effect of ASU 2014-09 on its consolidated financial position, results of operations and cash flows. However, we do expect there to be an impact on disclosures post adoption.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard requires lessees to recognize a right of use asset and a lease liability for virtually all leases. The guidance is effective for public and private companies for the fiscal year beginning January 1, 2019, and 2020 respectively, and interim periods thereafter. While the impact of this standard is not known, guidance is expected to have a material impact on the Company’s consolidated financial statements. The Company is in the process of determining the effect of this ASU on its consolidated financial position, results of operations and cash flows.

In January, 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments affect all companies and other reporting organizations that must

Quintana Energy Services LP

Notes to Condensed Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2017 and March 31, 2016

determine whether they have acquired or sold a business. The amendments are intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments provide a more robust framework to use in determining when a set of assets and activities is a business. The new standard, which can be early adopted, is effective for the Company’s fiscal year beginning on January 1, 2018.

NOTE 3—Intangible Assets

The carrying amounts of intangible assets for the three months ended March 31, 2017 and March 31, 2016 are as follows (in thousands of dollars):

		March 31, 2017			March 31, 2016
	Estimated useful life (Years)	Gross Amount	Accumulated amortization	Net Balance	Gross Amount	Accumulated amortization	Net Balance
Trademarks	3	$1,750	$(1,312)	$438	$1,750	$(729)	$1,021
Customer Relationships	13	11,710	(2,027)	9,683	11,710	(1,126)	10,584
Noncompete Agreement	5	4,560	(2,052)	2,508	4,560	(1,140)	3,420

		$18,020	$(5,391)	$12,629	$18,020	$(2,995)	$15,025

Amortization expense for the three months ended March 31, 2017 and March 31, 2016 was approximately $0.6 million.

Amortization expense of these intangibles for each of the subsequent five fiscal years is expected to be as follows (in thousands of dollars):

Years Ending December 31,
Remainder of 2017	$1,797
2018	1,813
2019	1,813
2020	901
2021	901
Thereafter	5,404

$12,629

No impairment of definite-lived intangible assets was recorded for the three months ended March 31, 2017 and 2016.

NOTE 4—Assets Held for Sale

There were no assets held for sale as of March 31, 2017. The Company’s assets held for sale as of December 31, 2016 were $27.3 million and were all sold during the three months ended March 31, 2017. The Company received $27.6 million in sale proceeds of which $4 million was a credit for prepaid services and the remainder was cash. These assets consisted of primarily machinery and equipment, and included some vehicles and unused land and buildings in the pressure pumping services business segment.

Quintana Energy Services LP

Notes to Condensed Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2017 and March 31, 2016

NOTE 5—Inventories

Inventories consisted of the following (in thousands of dollars) :

	March 31, 2017	December 31, 2016
Consumables	$5,893	$6,056
Spare parts	14,086	13,493

Inventories	$19,979	$19,549

NOTE 6—Property, Plant, and Equipment

Depreciation of assets is computed primarily by the use of the straight-line method over the lesser of the estimated useful lives of the respective assets or the lease term, if shorter. Depreciation expense for the three months ended March 31, 2017, and 2016 was $11.0 million and $20.7 million, respectively. A substantial portion of the Company’s tools are designed for specific applications in oil and gas exploration. Changes in industry drilling processes or technology could impact the estimated useful lives of the Company’s equipment.

Major classifications of property plant and equipment and their respective useful lives were as follows (in thousands of dollars) :

	Estimated Useful Lives	March 31, 2017	December 31, 2016
Land	Indefinite	$2,973	$3,444
Service equipment	4–5 years	233,025	224,915
Tools	1 1⁄2–7 years	4,233	4,313
Machinery and equipment	7–15 years	67,809	76,702
Buildings and leasehold improvements	5–39 years	28,302	27,896
Software	3–5 years	2,064	2,077
Office furniture and equipment	3–10 years	2,562	2,546

		$340,968	$341,893
Less: Accumulated depreciation		(199,088)	(193,985)

		141,880	147,908
Construction in progress		1,526	2,798

Property, plant and equipment, net		$143,406	$150,706

Quintana Energy Services LP

Notes to Condensed Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2017 and March 31, 2016

NOTE 7—Long-Term Debt and Capital Lease Obligations

Long-term debt consisted of the following (in thousands of dollars):

	Three Months Ended March 31, 2017	Year Ended December 31, 2016
Revolving credit facility maturing September 19, 2018	$79,071	$90,000
10% term loan due December 2020	41,107	35,100
Capital leases	4,264	4,335

Total debt and capital lease obligations	124,442	129,435
Less: current portion of debt and capital lease obligation	(297)	(291)
Less: deferred financing costs	(2,143)	(2,284)
Less: discount on term loan	(6,201)	(6,353)

Long-term debt and capital lease obligations	$115,801	$120,507

Credit Agreement

The Company has a revolving credit facility, which has a maximum borrowing facility of $110 million. All obligations under the credit agreement are collateralized by substantially all of the assets of the Company. The credit agreement contains customary restrictive covenants that required the company not to exceed or fall below two key ratios, a maximum loan to value ratio of 70% and a minimum liquidity of $7.5 million. On March 31, 2017, the loan to value ratio was 56% and the liquidity was $25.5 million. The Company was in compliance with debt covenants at March 31, 2017.

The Company also has a four-year, $40 million term loan agreement with a lending group that includes Archer and an affiliate of Quintana maturing in December 2020. $35 million was received in December 2016, of which $22 million was used to pay down the revolving credit facility. $5 million was received in January 2017. The term loan agreement contains customary restrictive covenants that required the company not to exceed or fall below two key ratios, a maximum loan to value ratio of 77% and a minimum liquidity of $6.75 million. The Company was in compliance with debt covenants at March 31, 2017.

Revolving Credit Facility

As of March 31, 2017, there was $5.4 million of outstanding letters of credit, and $14.6 million available to draw on the revolving credit facility.

The revolving credit facility does not require any principal payments and matures on September 19, 2018. Amounts outstanding under the credit facility bear interest based either on: (i) the adjusted base rate plus an applicable margin of 3.75% or (ii) the Eurodollar rate plus the applicable margin of 4.75%. The credit facility also requires the Company to pay a commitment fee equal to 0.5% of unused commitments. The credit facility is permitted to be prepaid from time to time without premium or penalty.

The weighted average interest on the borrowings outstanding at March 31, 2017 and December 31, 2016 were 5.53% and 5.52% respectively.

Term Loan

As of March 31, 2017 and December 31, 2016, $41.1 million and $35.1 million was outstanding under the term loan agreement. In January 2017, $5 million of the original $40 million principal was funded.

Quintana Energy Services LP

Notes to Condensed Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2017 and March 31, 2016

The outstanding principal amount of the term loan, together with the accrued and unpaid interest will be repaid on the December 19, 2020 maturity date. The Company is not required to make principal payments. The term loan is not revolving in nature and principal amounts paid or prepaid may not be re-borrowed. Interest on the unpaid principal is at a rate of 10.0% interest per annum and accrues on a daily basis. At the end of each quarter all accrued and unpaid interest is paid in kind by capitalizing and adding to the outstanding principal balance. The Company did not make any cash interest payments during the three months ended March 31, 2017 on the term loan. As of March 31, 2017, $1.1 million was capitalized and added to the outstanding principal balance.

Deferred Financing Costs

Costs incurred to obtain financing are capitalized and amortized over the term of the loan using the effective interest method. These costs are classified within interest expense on the consolidated statements of operations and were $264 thousand and $107 thousand for the three months ended March 31, 2017 and 2016, respectively. As a result, debt issuance costs related to the new term loan (see Note 9) is presented in the balance sheet as a direct deduction from the carrying amount of the debt liability. The unamortized debt issuance related to the revolving credit facility continues to be presented as an asset. Unamortized deferred financing costs was $2.7 million and $3.0 million at March 31, 2017 and December 31, 2016, respectively. Estimated future amortization expense relating to deferred financing costs is as follows (in thousands of dollars):

Years Ending December 31,
Remainder of 2017	$748
2018	888
2019	575
2020	558

$2,769

NOTE 8—Income Taxes

The provision for income taxes consisted of the following (in thousands of dollars):

	Three Months Ended March 31,
	2017	2016
Current income tax (expense) benefit
Federal	$(8)	$(18)
State	(4)	43

	(12)	25
Deferred income tax benefit
Federal	18	9
State	—

	18	9

Total income tax benefit	$6	$34

Income tax rates applied to the net income of the taxable entities differs from the statutory tax rates due to various permanent differences in book net income on a U.S. GAAP basis and taxable net income used in the calculation of income taxes. The primary differences between the book net income and taxable net income are

Quintana Energy Services LP

Notes to Condensed Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2017 and March 31, 2016

due to the benefit of nontaxable flow-through entities, Oklahoma state income taxes, and Texas state franchise taxes.

These financial statements have been prepared in anticipation of a proposed initial public offering of the common stock of Quintana Energy Services Inc. In connection with the offering, Quintana Energy Services Inc. will directly or indirectly acquire all of the outstanding equity of Quintana Energy Services LP from Quintana Energy Services LP’s current investors and will become the holding company for Quintana Energy Services LP. The holding company, a Delaware corporation, will be taxed as a corporation under the Internal Revenue Code of 1986, as amended. Accordingly, a pro forma income tax provision has been disclosed as if the Company was a taxable corporation for all periods presented. The Company has computed pro forma entity-level income tax expense using an estimated effective rate of 36.3%, inclusive of all applicable U.S. federal, state and local income taxes.

NOTE 9—Related Party Transactions

The Company utilizes vendors that have relationships with Quintana affiliated entities. For those vendors the Quintana affiliates pays them on behalf of the Company and the Company reimburses the Quintana affiliate.

On December 19, 2016, the Company entered into a new four-year $40 million term loan agreement with a lending group which includes related parties including Archer, Quintana and affiliates of the two related parties (See note 7—Long-Term Debt and Capital Lease Obligations). The term loan was attached with penny warrants.

During 2016, the Company obtained support services from Archer Well Company Inc. (“AWC”) on a transitional basis, for the processing of payroll, benefits and certain administration services during the integration of the Well Services Entities acquired from AWC. No services were provided in 2017.

At March 31, 2017, March 31, 2016 and December 31, 2016 the Company had the following transactions with related parties (in thousands of dollars) :

	March 31, 2017	December 31, 2016

Accounts receivable from other affiliates	$23	$22
Accounts payable to affiliates of Quintana	46	780
Accounts payable to affiliates of Archer Well Service Entities	901	1,370

	Three Months Ending
	March 31, 2017	March 31, 2016

Operating expenses from affiliates of Quintana	$87	$428
Operating expenses from affiliates of Archer Well Service Entities	—	271

NOTE 10—Business Concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited because the Company performs credit evaluations, sets credit limits, and monitors the payment patterns of its customers. Cash balances on deposits with financial institutions, at times, may exceed federally insured limits. The Company regularly monitors the institutions’ financial condition.

Quintana Energy Services LP

Notes to Condensed Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2017 and March 31, 2016

The majority of the companies’ business is conducted with large, midsized, small, and independent oil and gas operators and exploration and production (“E&P”) companies. The Company evaluates the financial strength of customers and provide allowances for probable credit losses when deemed necessary. The market for the Company’s services is the oil and gas industry in the United States. This market has historically experienced significant volatility.

There were no customers whose revenue exceeded 10% of the Company’s consolidated revenue for the three months ended March 31, 2017 and 2016.

There were no customers who had a balance due exceeding 10% of the Company’s consolidated accounts receivable. As of December 31, 2016, one customer had a balance due that represented 11.2% of the Company’s consolidated accounts receivable. The pressure control and directional drilling services business segments had balances due from the customer. Other than those listed above, no other customers accounted for 10% or more of the Company’s consolidated accounts receivable balance.

NOTE 11—Commitments and Contingencies

Operating Leases

The Company has entered into various non-cancelable operating leases for equipment, tools, office facilities and other property. As of March 31, 2017, the future minimum lease payments under non-cancelable operating leases were as follows (in thousands of dollars):

Years Ending December 31,
Remainder of 2017	$5,901
2018	5,257
2019	4,402
2020	2,823
2021	1,214
Thereafter	2,409

$22,006

Rent expense totaled approximately $4.5 million and $6.9 million for the three months ended March 31, 2017 and 2016, respectively, mostly consisting of tool rental expense.

Purchase Commitments

QPP is party to a number of contracts for sand handling services and storage, sand purchase, and rail car usage. The contracts call for certain purchase commitments, which if not met are subject to a penalty being paid depending on the shortfall. There were no payments or accruals during the three months ended March 31, 2017 that related to any of the purchase agreements.

Litigation

Due to the nature of the Company’s business, the Company is involved, from time to time, in routine litigation or subject to disputes or claims regarding its business activities. Legal costs related to these matters are expensed as incurred. In management’s opinion, none of the pending litigation, disputes or claims is expected to have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

Quintana Energy Services LP

Notes to Condensed Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2017 and March 31, 2016

The Company is not aware of any other matters that may have a material effect on its financial position or results of operations.

NOTE 12—Segment Information

The following table presents a reconciliation of Segment Adjusted EBITDA to net loss (in thousands of dollars):

	March 31, 2017	March 31, 2016
Segment Adjusted EBITDA:
Directional drilling services	$3,734	$(3,086)
Pressure pumping services	3,693	(8,254)
Pressure control services	(260)	(2,001)
Wireline services	(1,420)	(1,180)

Total	5,747	(14,521)
Corporate and Other	(4,888)	(3,268)
Income tax (expense)/benefit	6	34
Interest expense	(2,601)	(1,460)
Depreciation and amortization	(11,594)	(21,269)
Gain on disposition of assets, net	1,657	210

Net loss	(11,673)	(40,274)

Financial information related to the Company’s financial position as of March 31, 2017 and December 31, 2016, by segment, is as follow (in thousands of dollars):

	Total assets as of
	March 31, 2017	December 31, 2016
Directional drilling services	$72,458	$72,589
Pressure pumping services	109,642	126,066
Pressure control services	45,160	42,813
Wireline services	26,742	27,391

Total	254,002	268,859
Corporate & Other	8,082	10,251
Eliminations	(4,029)	(6,055)

Total assets	$258,055	$273,055

Quintana Energy Services LP

Notes to Condensed Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2017 and March 31, 2016

The following table sets forth certain financial information with respect to QES’s reportable segments (in thousands of dollars):

	Directional Drilling Services	Pressure Pumping Services	Pressure Controls Services	Wireline Services	Total
Three Months Ended March 31, 2017
Revenues	$31,149	$26,503	$18,524	$9,263	$85,439
Depreciation and amortization	3,226	5,755	1,518	1,095	11,594
Capital expenditures	$2,074	$1,215	$918	$5	$4,212

	Directional Drilling Services	Pressure Pumping Services	Pressure Controls Services	Wireline Services	Total
Three Months Ended March 31, 2016
Revenues	$17,637	$20,285	$12,594	$11,270	$61,786
Depreciation and amortization	7,001	9,775	2,885	1,608	21,269
Capital expenditures	$539	$107	$—	$—	$646

NOTE 13—Unit Based Compensation

Our officers, directors and key employees may be granted unit awards in the form of phantom units, which is an award of common units with no exercise price, where each unit represents the right to receive, at the end of a stipulated period, one unrestricted membership unit with no exercise price, subject to the terms of the phantom unit agreement. Full vesting of the units is based on dual vesting components. The first is the time vesting component and the second is a performance based vesting component which are met by the consummation of a specified transaction, which includes a change in control, a partnership public offering or a reverse merger.

2015 Grant

During 2015, 5.775 million phantom units were awarded to executive officers none of which had fully vested as of March 31, 2017. The time vesting component has been met. A specified transaction being consummated is not within the control of the Company, and has therefore been deemed not probable. As a result, no expense has been recognized relating to this grant.

2017 Grant

During the three months ended March 31, 2017, 45.215 million phantom units were awarded to executive officers and key management, none of which had fully vested as of March 31, 2017. The time vesting component vests equally over four years. The time vesting component is immediately accelerated upon a change in control. A specified transaction being consummated is not within the control of the company, and has therefore been deemed not probable. As a result no expense has been recognized relating to this grant.

The phantom unit agreement calls for each phantom unit to be settled for one unit unless the Board of Directors of the Company, in its discretion elects to pay an amount of cash equal to the fair market value of a unit on the full vesting date. As of March 31, 2017, there were 50.987 million phantom units outstanding, none of which had fully vested. There were no expenses relating to the phantom units recorded during the three months ended March 31, 2017 and 2016.

Quintana Energy Services LP

Notes to Condensed Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2017 and March 31, 2016

NOTE 14—Loss Per Unit

Basic loss per unit (“EPS”) is based on the weighted average number of common units outstanding during the period. Diluted EPS includes additional common units that would have been outstanding if potential common units with dilutive effect had been issued. A reconciliation of the number of units used for the basic and diluted EPS computations is as follows:

	Three Months Ended March 31,
	2017	2016
	(in thousands, except per unit amounts)
Numerator:
Net loss attributed to common unit holders	$(11,673)	$(40,274)

Denominator:
Weighted average common units outstanding—basic	417,441	415,795

Weighted average common units outstanding—diluted	417,441	415,795

Net loss per common unit:
Basic	$(0.03)	$(0.10)

Diluted	$(0.03)	$(0.10)

The Company has issued potentially dilutive instruments such as warrants and phantom units. However, the Company did not include these instruments in its calculation of diluted loss per unit for the periods presented, because to include them would be anti-dilutive. The following shows potentially dilutive instruments:

	Three Months Ended March 31,
	2017	2016
	(in thousands)
Warrants	227,886	—
Phantom Units	50,990	5,775

	278,876	5,775

NOTE 15- Subsequent Events

The Company evaluates events that occur after the balance sheet date but before the financial statements are issued, June 2, 2017, for potential recognition or disclosure. Based on the evaluation, the Company determined that there were no material subsequent events for recognition or disclosure other than those disclosed herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Quintana Energy Services LP

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of partners’ equity and of cash flows present fairly, in all material respects, the financial position of Quintana Energy Services LP and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

April 25, 2017

Quintana Energy Services LP

Consolidated Balance Sheets

December 31, 2016 and 2015

	December 31, 2016	December 31, 2015
	(in thousands of dollars, except unit and per unit data)
Assets
Current assets
Cash and cash equivalents	$12,219	$6,263
Accounts receivable, net of allowance of $880 and $993	36,745	46,451
Unbilled receivables	7,692	3,479
Assets held for sale	27,278	—
Inventories	19,549	21,108
Prepaid expenses and other current assets	4,671	6,671

Total current assets	108,154	83,972
Property, plant and equipment, net	150,706	259,287
Goodwill	—	15,051
Other intangibles assets, net of amortization	13,228	15,624
Other assets	967	2,403

Total assets	$273,055	$376,337

Liabilities and Partners’ Equity
Current liabilities
Current portion of debt and capital lease obligations	291	77,287
Notes payable	950	551
Accounts payable	28,124	20,858
Accrued liabilities	16,685	21,093

Total current liabilities	46,050	119,789
Deferred tax liability	135	177
Long-term debt, net of deferred financing costs of $2,284 and $0 at December 31, 2016 and 2015 respectively	116,463	—
Long-term capital lease obligations	4,044	4,364
Other long-term liabilities	239	96

Total liabilities	166,931	124,426
Commitments and contingencies (Note 14)
Partners’ equity
Common units, 417,441,074 issued and outstanding at December 31, 2016 and 409,950,751 issued and outstanding at December 31, 2015	212,630	203,668
Retained earnings (deficit)	(106,506)	48,243

Total liabilities and partners’ equity	$273,055	$376,337

The accompanying notes are an integral part of these consolidated financial statements.

Quintana Energy Services LP

Consolidated Statements of Operations

Years Ended December 31, 2016 and 2015

	December 31, 2016	December 31, 2015
	(in thousands of dollars, except unit/share and per unit/share data)
Revenues:
Services	$169,812	$138,654
Products	40,616	50,601

Total revenue	210,428	189,255

Costs and Expenses:
Cost of services	157,197	110,181
Cost of products	25,731	42,887
General and administrative expenses	73,600	51,798
Depreciation and amortization	78,661	39,682
Fixed asset impairment	1,380	—
Goodwill impairment	15,051	40,250
Gain on bargain purchase	—	(39,991)
Loss on disposition of assets, net	5,375	302

Operating loss	(146,567)	(55,854)
Interest expense	(8,015)	(3,086)

Loss before tax	(154,582)	(58,940)
Income tax expense	(167)	(101)

Net loss	$(154,749)	$(59,041)

Net loss per common unit:
Basic	$(0.37)	$(0.25)
Diluted	$(0.37)	$(0.25)
Weighted average common units outstanding:
Basic	417,032	232,318
Diluted	417,032	232,318
Pro Forma Information (unaudited):
Net loss	$(154,749)
Pro forma provision for income taxes	56,174

Pro forma net loss	$(98,575)

Pro froma net loss per common share
Basic and diluted	$(0.24)
Weighted average pro forma common share outstanding
Basic and diluted	417,032

The accompanying notes are an integral part of these consolidated financial statements.

Quintana Energy Services LP

Consolidated Statements of Partners’ Equity

Year Ended December 31, 2016 and 2015

	Common Unitholders
	Number of Units	Paid-in Capital	General Partner	Retained Earnings	Total Partners’ Equity
	(in thousands)
Balance at December 31, 2014	215,388	$73,828	$—	$107,284	$181,112
Issuance of units for acquisitions	194,563	129,841	—	—	129,841
Net loss	—	—	—	(59,041)	(59,041)

Balance at December 31, 2015	409,951	$203,669	$—	$48,243	$251,912
Issuance of units through private placement	7,490	3,000	—	—	3,000
Issurance of warrants	—	5,961	—	—	5,961
Net loss	—	—	—	(154,749)	(154,749)

Balance at December 31, 2016	417,441	$212,630	$—	$(106,506)	$106,124

The accompanying notes are an integral part of these consolidated financial statements.

Quintana Energy Services LP

Consolidated Statements of Cash Flows

Years Ended December 31, 2016 and 2015

	Year Ended December 31,
	2016	2015
	(in thousands of dollars)
Cash flows from operating activities
Net loss	$(154,749)	$(59,041)
Adjustments to reconcile net income to net cash provided by/(used in) operating activities
Depreciation and amortization	78,661	39,682
Gain (loss) on disposition of assets, net	1,268	(1,367)
Amortization of deferred financing costs	845	622
Fixed asset impairment	1,380	—
Goodwill impairment	15,051	40,250
Gain on bargain purchase	—	(39,991)
Provision for doubtful accounts	142	294
Deferred income tax expense/(benefit)	(42)	(128)
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	9,688	69,068
Unbilled receivables	(4,213)	5,447
Inventories	1,559	229
Prepaid expenses and other current assets	4,770	1,337
Other noncurrent assets	632	273
Accounts payable	8,842	(13,517)
Note payable	(2,415)	(532)
Accrued liabilities	(4,239)	(10,551)
Other long-term liabilities	(15)	—

Net cash provided by/(used in) operating activities	(42,835)	32,075

Cash flows from investing activities
Purchases of property, plant and equipment	(7,340)	(14,555)
Acquisition of property, plant, equipment and related intangibles	—	(43,583)
Proceeds from sale of property, plant and equipment	9,606	3,700

Net cash provided by/(used in) investing activities	2,266	(54,438)

Cash flows from financing activities
Proceeds from revolving debt	35,159	53,700
Payments on revolving debt	(22,000)	(37,977)
Proceeds from term loans	28,600	—
Proceeds from warrants, net of issuance costs	5,961	—
Payments on capital lease obligations	(317)	—
Issuance of units	1,000	—
Payment of deferred financing costs	(1,878)	(39)

Net cash provided by financing activities	46,525	15,684

Net increase/(decrease) in cash and cash equivalents	5,956	(6,679)

Cash and cash equivalents
Beginning of period	6,263	12,942

End of period	$12,219	$6,263

Supplemental cash flow information
Cash paid for interest	5,935	2,065
Income taxes paid	198	618
Supplemental noncash investing and financing activities
Prepaid insurance financed through note payable	950	888
Fixed asset purchase in accounts payable and accrued liabilities	103	10
Non Cash Transactions—investing and financing
Assets acquired in a business combination	—	162,766
Liabilities assumed in a business combination	—	30,057
Equity issued for a business combination	—	129,841
Equity issued as payment in kind for professional services	2,000	—

The accompanying notes are an integral part of these consolidated financial statements.

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Quintana Energy Services LP (the “Company”, “QES”, “we”, or “our”) is a privately owned oilfield services company that is majority owned by Quintana Energy Partners, L.P., an affiliate of Quintana Capital Group, L.P. (“Quintana”) and Archer Limited (“Archer”). The Company provides a wide range of completion, production, directional drilling services, pressure pumping, and other complimentary oilfield services to land-based exploration and production (“E&P”) customers operating in unconventional resource plays and conventional basins throughout the United States.

The Company operates through its operating companies and their subsidiaries which include Q Consolidated Oil Well Services, LLC (“COWS”), QES Directional Drilling LLC (“DDC”), Archer Pressure Pumping LLC (“APP”), QES Wireline LLC (“QW”) and QES Pressure Control LLC (“QPC”) collectively referred to as “the companies”.

In September 2014, COWS and DDC were combined under one holding company, QES Holdco LLC. It was subsequently contributed to its majority-owned subsidiary, Quintana Energy Services LP.

On January 9, 2015, the company, through a series of transactions also involving its parent QES Holdco LLC (“QES Holdco”), acquired Cimarron Acid and Frac LLC (“CAF”) for a total purchase price of approximately $80.5 million, including assumed debt of $52.7 million. Further details of the acquisition are discussed in Note 3—Acquisitions.

In connection with the CAF acquisition, QES Holdco contributed all of its equity interests in COWS, DDC and CAF to the Company in exchange for an approximate 96.6% limited partner interest in the Company. The Company assumed QES Holdco’s obligations under the revolving credit facility.

On December 31, 2015, Archer contributed to Archer Pressure Pumping, Archer Directional Drilling, Archer Wireline, and Great White Pressure Control collectively referred to as “Well Services Entities”. The aggregate consideration paid by QES in exchange for the contribution of the Well Services Entities consisted of QES common units and constituted 42% of the total common units in QES on a fully diluted basis, leaving the existing owners Quintana and it’s affiliates owning 54.96% and the unaffiliated investors owning the remainder 3.04%.

On December 19, 2016, the company closed on a capital raise which resulted in second lien debt attached with penny warrants. The warrants, unrestricted, when exercised would result in Quintana and affiliates owning 44.47% of the total common units in QES on fully diluted basis.

NOTE 2—BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial accounts include all the accounts of QES and all our subsidiaries where we exercise control. All significant inter-company transactions and account balances have been eliminated upon consolidation.

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Segment Reporting

As a result of the acquisition of the Well Services Entities from Archer in 2015, the Company revised its reportable business segments. The Company’s revised reportable segments are: (1) Pressure Pumping Services, (2) Directional Drilling Services, (3) Pressure Control Services, and (4) Wireline Services.

In accordance with Accounting Standard Codification (“ASC”) No. 280, Segment Reporting, the Company routinely evaluates whether its separate operating and reportable segments continue to reflect the way its Chief Operating Decision Maker (“CODM”) evaluates the business. The determination is based on the following factors: (1) how the Company’CODM is currently managing each operating segment as a separate business and evaluating the performance of each segment and making resource allocation decisions distinctly and expects to do so for the foreseeable future, and (2) whether discrete financial information for each operating segment is available.

The current structure in place continues to reflect the financial information and reports used by the Company’s management, specifically its CODM, to make decisions regarding the Company’s business, including resource allocations and performance assessments. This segment structure reflects the Company’s current operating focus in compliance with the accounting standard. See Note 15—Segment Information for further discussion regarding the Company’s reportable segments.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

QES generates revenue from multiple sources within its four operating segments. In all cases, revenue is recognized when services are performed or title transfers on product sales, collection of the receivables is probable, persuasive evidence of an arrangement exists and the price is fixed or determinable. Services and products are sold without warranty or the right to return. The specific revenue sources are outlined as follows:

Pressure pumping services revenue. Through its pressure pumping line, the Company provides completion and production services based upon a purchase order, contract or on a spot market basis. Services are provided based on the price book and bid on a stage rate (for frac services) or job basis (for cementing and acidizing services), contracted or hourly basis, and revenue is recognized when the stage or job is completed. Jobs for these services are typically short-term in nature and range from a few hours to multiple days. Revenue is recognized upon the completion of each day’s work (or job, if longer than a day) based upon a completed field ticket, which includes the charges for the services performed, mobilization of the equipment to the location and the personnel involved in such services or mobilization. Additional revenue is generated through labor charges and the product sales of consumable supplies that are incidental to the service being performed. Labor charges and the use of consumable supplies are included on completed field tickets.

Directional drilling services revenue. Through its directional drilling line, the Company provides directional drilling services on a day rate or hourly basis, and recognizes the revenue as the services are provided. QES recognizes mobilization revenue and costs for day-work over the days of actual drilling. Proceeds from

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

customers for the cost of oilfield downhole tools and other equipment that is involuntarily damaged or lost-in-hole are reflected as product revenues.

Pressure control services revenue. Through its pressure control service line, the Company provides a range of coiled tubing, snubbing, well control and other well completion and production-related services, including nitrogen and fluid pumping services, on both a contract and spot market basis. Jobs for these services are typically short-term in nature and range from a few hours to multiple days. Revenue is recognized upon completion of each day’s work based upon a completed field ticket. The field ticket includes charges for the services performed and any related consumables (such as friction reducers and nitrogen materials) used during the course of the services, which are reported as product sales. The field ticket may also include charges for the mobilization and set-up of equipment, the personnel on the job, any additional equipment used on the job, and other miscellaneous consumables.

Wireline services revenue. Through its wireline service line, the Company provides cased-hole production logging, casing evaluation logging, through tubing and casing perforating, pressure control, pipe recovery, plug setting, dump-bailing, and other complementary services, on a spot market basis or subject to a negotiated pricing agreement. Jobs for these services are typically short-term in nature, lasting anywhere from a few hours to a few weeks. The Company typically charges the customer for these services on a per job basis at agreed-upon spot market rates. Revenue is normally recognized based on a field ticket issued upon the completion of the job. However, for large stage jobs that starts in one period and finishes in another, revenue is recognized on the stages completed for which a field ticket is issued.

The timing of revenue recognition may differ from contract billing or payment schedules, resulting in revenues that have been earned but not billed (“unbilled revenue”) or amounts that have been collected, but not earned (“deferred revenue”).

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents consist of cash on hand, and certificates of deposits. QES considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The company maintains its cash and cash equivalents in various financial institutions, which at times may exceed federally insured amounts. Management believes that this risk is not significant.

Accounts Receivable

QES grants credit to qualified customers, which potentially subjects the companies to credit risk resulting from, among other factors, adverse changes in the industry in which the companies operate and the financial condition of its customers. Estimated losses on accounts receivable are provided through an allowance for doubtful accounts. The level of allowance is determined by specifically evaluating customers deemed to be an elevated credit risk, as well as a general analysis of the overall aging of our accounts. As the financial condition of any party changes, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. As of December 31, 2016, and December 31, 2015, the allowance for doubtful accounts was approximately $0.9 million and $1.0 million respectively. Bad debt expense of $0.3 million was included in selling, general and administration expenses on the consolidated statement of operations for the years ended December 31, 2016, and 2015.

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Unbilled Receivables

Unbilled receivables are the amounts of recoverable revenue that have not been billed at the balance sheet date. Unbilled receivables relate principally to revenue that is billed in the month after services are performed. These items are expected to be collected in the normal course of business.

Inventories

Inventories consisting primarily of cement mix, sand, fuel, chemicals, proppants, and downhole tool spare parts, are stated at the lower of cost or market. The average cost method is used for inventory held by the directional drilling services segment. All other segments are determined using the first-in, first-out method (“FIFO”).

Property, Plant, and Equipment

Property, plant, and equipment (“PP&E”) are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred while the cost of additions and improvements that substantially extend the useful life and/or the functionality of a particular asset are capitalized. The cost and related accumulated depreciation of assets retired or otherwise disposed of are eliminated from the accounts, and any resulting gains or losses are recognized in operations in the period of disposal.

Depreciation of assets is computed primarily by the use of the straight-line method over the lesser of the estimated useful lives of the respective assets or the lease term, if shorter. Depreciation expense for the years ended December 31, 2016, and 2015 was $76.3 million and $39.7 million, respectively. A substantial portion of QES’ tools are designed for specific applications in oil and gas exploration. Changes in industry drilling processes or technology could impact the estimated useful lives of QES’ equipment.

PP&E are evaluated on an annual basis to identify events or changes in circumstances (“triggering events”) that indicate the carrying value of certain PP&E may not be recoverable. PP&E are reviewed for impairment upon the occurrence of a triggering event. An impairment loss is recorded in the period in which it is determined that the carrying amount of PP&E is not recoverable. The determination of recoverability is made based upon the estimated undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows independent of the cash flows of other groups of assets with such cash flows to be realized over the estimated remaining useful life of the primary asset within the asset group. If the estimated undiscounted future net cash flows for a given asset group is less than the carrying amount of the related assets, an impairment loss is determined by comparing the estimated fair value with the carrying value of the related assets. The impairment loss is then allocated across the asset group’s major classifications.

It was concluded that the sharp fall in commodity prices and falling rig count since the end 2014 constituted a triggering event that has resulted in a significant slowdown in activity across the Company’s customer base, which in turn has increased competition and has put pressure on pricing for its services throughout 2015 and 2016. As a result of the triggering event, a PP&E recoverability test was performed on the asset groups in each of the Company’s segments in both 2015 and 2016. The recoverability testing for the directional drilling, wireline, pressure control, and pressure pumping asset groups yielded an estimated undiscounted net cash flow that exceeded the carrying amount of the related assets. Based on management’s assessment and consideration of the totality of the facts and circumstances, including the business environment, it was determined there had been no impairment. As such, no impairment of PP&E was recorded for the year ended December 31, 2016 or any of the prior years included in the accompanying financial statements.

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Goodwill and Definite-Lived Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired. In accordance with U.S. GAAP, goodwill is not amortized since it has an indefinite life. Instead, it is tested at least annually for impairment; impairment losses, if any, are recorded in the statement of operations as part of income from operations. At the reporting unit level, the Company tests goodwill for impairment on an annual basis as of September 30 of each year, or when events or changes in circumstances, referred to as triggering events, indicate the carrying value of goodwill may not be recoverable and that a potential impairment exists. The Company chose to bypass a qualitative approach and instead opted to move straight to the qualitative impairment test discussed below in detail under Note 4. The qualitative impairment test for goodwill requires a two-step approach, which is performed at a reporting unit level. Step one of the test identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is only performed if the fair value of a reporting unit is less than its carrying value, calculates the impairment loss as the difference between the carrying amount of the reporting unit’s goodwill and the implied fair value of that goodwill.

The Company uses the income and market approaches to estimate the fair value of its reporting units. The income approach is based on a discounted cash flow model, which utilizes present values of estimated cash flows to estimate fair value. The future cash flows were projected based on estimates of projected revenue growth, fleet and rig count, utilization, gross profit rates, SG&A rates, working capital fluctuations, and capital expenditures. Management’s anticipated business outlook, which has been impacted by the sustained decline in commodity prices, falling rig count, and negative cash flows, was taken into consideration. The future cash flows were discounted using a market-participant risk-adjusted weighted average cost of capital (“WACC”). These assumptions were derived from unobservable Level 3 inputs, as described below, and reflect management’s judgments and assumptions.

The market approach is based upon selected public companies operating within the same industry as the reporting unit. Based on this set of comparable competitor data, enterprise value-to-earnings multiples were derived and applied to the estimated earnings of the reporting unit to determine an estimated fair value. Earnings estimates were derived from unobservable inputs that require significant estimates, judgments, and assumptions as described in the income approach.

Definite-lived intangible assets are amortized over their estimated useful lives. When events or changes in circumstances (a triggering event) indicate that the asset may have a net book value in excess of recoverable value. In these cases, the Company performs a recoverability test on its definite-lived intangible assets by comparing the estimated future net undiscounted cash flows expected to be generated from the use of the asset to the carrying amount of the asset for recoverability. If the estimated undiscounted cash flows exceed the carrying amount of the asset, an impairment does not exist, and a loss will not be recognized. If the undiscounted cash flows are less than the carrying amount of the asset, the asset is not recoverable, and the amount of impairment must be determined by fair valuing the asset.

Deferred Financing Costs

Costs incurred to obtain financing are capitalized and amortized over the term of the loan using the effective interest method. These costs are classified within interest expense on the consolidated statements of operations and were $0.8 million and $0.6 million for the years ended December 31, 2016, and 2015, respectively. Included within the $0.8 million expensed in 2016 is $0.3 million relating to debt modification as a result of the third credit amendment discussed in Note 9. Included within the $0.6 million expensed in 2015 is

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

$0.3 million relating to debt modification as a result of the second credit amendment also discussed in Note 9. The Company adopted the new accounting standard ASU 2015-03 on the presentation of debt issuance cost. As a result, debt issuance costs related to the new term loan (see Note 9) is presented in the balance sheet as a direct deduction from the carrying amount of the debt liability. The unamortized debt issuance related to the revolving credit facility continues to be presented as an asset. Unamortized deferred financing costs were $3 million and $1.5 million at December 31, 2016, and 2015, respectively. Estimated future amortization expense relating to deferred financing costs is as follows (in thousands of dollars):

Years Ending December 31,
2017	$976
2018	871
2019	559
2020	542

$2,948

Income Taxes

Except for two immaterial subsidiaries that are c-corporations subject to U.S Federal tax and taxable in certain states, the companies and their subsidiaries are treated as partnerships or disregarded entities for U.S. federal income tax purposes. Accordingly, taxable income and losses of the companies, with the exceptions noted above, are reported on the income tax returns of the companies’ partners. Partners are taxed individually on their share of the companies’ earnings.

Unaudited Pro Forma Income Taxes

These financial statements have been prepared in anticipation of a proposed initial public offering (the “Offering”) of the common stock of Quintana Energy Services Inc. In connection with the Offering, Quintana Energy Services Inc will directly or indirectly acquire all of the outstanding equity of the Company from the Company’s current investors and will become the holding company for the Company. The holding company, a Delaware corporation, will be taxed as a corporation under the Internal Revenue Code of 1986, as amended. Accordingly, a pro forma income tax provision has been disclosed as if Quintana Energy Services Inc was a taxable corporation for all periods presented. Quintana Energy Services Inc has computed pro forma entity-level income tax expense using an estimated effective tax rate of 36.3%, inclusive of all applicable U.S. federal, state and local income taxes.

Unaudited Pro Forma Loss Per Share

Quintana Energy Services Inc. has presented pro forma earnings per share for the most recent period. Pro forma basic and diluted net loss per share was computed by dividing pro forma net loss attributable to Quintana Energy Services Inc by the number of shares of common units currently attributable to the Company to be issued in the initial public offering described in the registration statement, as if such shares were issued and outstanding for the period ended December 31, 2016.

Comprehensive Income

Any comprehensive income (loss) and its components are displayed in our financial statements. When they arise, we classify items of comprehensive income by their nature in the financial statements and display the accumulated balance and other comprehensive income in partners’ equity. Comprehensive income equals net income for all periods presented in the accompanying consolidated financial statements.

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are developed based on market data obtained from sources independent of QES. Unobservable inputs are inputs that reflect QES’ assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels based on the reliability of the inputs.

Level 1	Quoted prices are available in active markets for identical assets or liabilities;

Level 2	Quoted prices in active markets for similar assets and liabilities that are observable for the asset or liability; or

Level 3	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

Unit based compensation

The Company records compensation relating to unit-based compensation transactions and includes such costs in general and administration expenses in the consolidated statement of operations. The cost is measured at the vesting date, based on the calculated fair value of the award. See Note 16—Unit Based Compensation for additional information related to unit-based compensation.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued accounting standards update (ASU) 2014-09, Revenue from contracts with customers (“ASU 2014-09”), which provide explicit guidance on the recognition of revenue based upon the entity’s contracts with customers to transfer goods or services. Under ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for public companies in 2018 and private companies in 2019.

We are currently determining the impacts of the new standard on our contract portfolio. Our approach will include performing a detailed review of key contracts representative of our different reporting segments and comparing historical accounting policies and practices to the new standard. Because the standard will impact our business processes, systems and controls, we will also look to developing a comprehensive change management project plan to guide the implementation. The Company is in the process of determining the effect of the ASU on its consolidated financial position, results of operations and cash flows. However, we do expect there to be an impact on disclosures post adoption.

In July 2015, the Financial Accounting Standards Board issued ASU No. 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”), which changes the measurement principle for inventory from the

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

lower of cost or market to lower of cost and net realizable value. ASU 2015-11 is part of the FASB’s simplification initiative and applies to entities that measure inventory using a method other than last-in, first-out (“LIFO”) or the retail inventory method. The guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, and will be applied prospectively. We evaluated this new accounting standard and determined it will not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard requires lessees to recognize a right of use asset and a lease liability for virtually all leases. The guidance is effective for public and private companies for the fiscal year beginning January 1, 2019, and 2020 respectively and interim periods thereafter. While the impact of this standard is not known, guidance is expected to have a material impact on the Company’s consolidated financial statements. The Company is in the process of determining the effect of the ASU on its consolidated financial position, results of operations and cash flows.

In January 2017, the FASB issued ASU 2017-04, which eliminates the requirement for private companies to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. The standard is effective for fiscal periods beginning after December 15, 2019. Early adoption is permitted for interim and annual goodwill impairment testing dates after January 1, 2017. The Company plans to early adopt this standard effective January 1, 2017. The standard would only impact the Company in the event of a goodwill impairment. Accordingly, we do not expect the adoption to have an impact on our Consolidated Financial Statements since the Company has zero goodwill at December 31, 2016.

In January, 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments affect all companies and other reporting organizations that must determine whether they have acquired or sold a business. The amendments are intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments provide a more robust framework to use in determining when a set of assets and activities is a business. The new standard, which can be early adopted, is effective for the Company fiscal year beginning on January 1, 2018.

In August 2014, the FASB issued ASU No 2014-15, “Presentation of Financial Statements—Going Concern,” which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 is effective for fiscal years, and interim periods within those years, ending after December 15, 2016, with early application permitted. The Company implemented the provision of ASU 2014-15 on January 1, 2016. The adoption of ASU 2014-15 did not have any impact on the consolidated financial statements of the Company.

NOTE 3—Acquisitions

Acquisition of Cimarron Acid and Frac LLC

On January 9, 2015, the Company, through a series of transactions also involving its parent QES Holdco LLC (“QES Holdco”), acquired Cimarron Acid and Frac LLC (“CAF”) for a total purchase price of approximately $80.5 million, including assumed debt of $52.7 million. The purchase price consisted of (i) payment of approximately $43.3 million in cash (including $38.7 million of cash paid to extinguish certain of

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

CAF’s third-party debt obligations), (ii) an approximate 4.0% membership interest in QES Holdco (which includes the conversion of a $14.0 million seller note of CAF into certain membership interests in QES Holdco), which made up $20.1 million of the total purchase price and (iii) an approximate 3.4% interest in the Company, which made up $17.1 million of the total purchase price.

The entire cash portion of the acquisition was funded with borrowings under the revolving credit facility.

The acquisition consideration for CAF was allocated to the net assets acquired based upon their estimated fair values as follows:

(in thousands of dollars)
Cash	$26
Accounts Receivable	7,269
Other current assets	1,434
Property and equipment	41,504
Goodwill	16,837
Other intangibles	18,020

Total assets acquired	$85,090

Accounts payable	3,642
Accrued liabilities	835
Long term debt assumed	52,797

Total liabilities assumed	$57,274

Net assets acquired	$27,816

Other intangible assets consist of customer relationships, trademarks, and a non-compete agreement which were valued at a total of $18.0 million. The intangibles are being amortized over their estimated useful life. Goodwill is the excess of the purchase price over the fair value of the net assets acquired based on our third party valuation. The goodwill is primarily attributed to the workforce of CAF, the strategic market access it provides and the accretive value we expect to gain. The following are the fair value of the intangibles and their respective estimated useful life (in thousands of dollars).

	Fair Value	Estimated useful life (Years)
Trademarks	$1,750	3
Customer relationships	11,710	13
Noncompete agreement	4,560	5

	$18,020

The operating results of the CAF business acquired are included in the Company’s financial results after January 9, 2015. The amounts in the Company’s results cannot be determined due to the integration of the CAF business with the Company’s business.

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Acquisition of Archer Well Services Entities

On December 31, 2015, the Company acquired from Archer Well Company Inc. (“AWC”), a subsidiary of Archer Limited, all the outstanding shares of Archer Pressure Pumping LLC, Archer Directional Drilling Services LLC, Archer Wireline LLC and Great White Pressure Control LLC (collectively the “Archer Well Services Entities”) in exchange for a 42% equity interest in the Company. The purchase price which consisted solely of partnership interests in the Company had a fair value of $92.6 million. No debt was assumed in the transaction.

The value of Archer’s 42% equity interest in the Company at the time of closing was lower than the actual fair value of the net assets acquired by QES, thereby resulting in a $40 million gain on bargain purchase being recognized in the Company’s consolidated statement of operations during the year ended December 31, 2015 . The gain on bargain purchase was attributable to the market conditions that started in 2014, which continued throughout 2015, and the outlook for 2016, along with Archer’s poor historical performance and lack of other viable options, which drove the bargain purchase gain. During this period, the U.S. operational land rig count declined from approximately 1,800 to approximately 550 operational rigs. Market deterioration caused both pricing and utilization for U.S. land-based drilling and completions services to decline dramatically. This resulted in Archer struggling to operate profitably and generate returns for the Archer Well Service Entities. The bargain purchase gain was a function of the market environment at the time that the Archer Transaction was closed and, in addition, the exchange ratio was predicated upon 2014 EBITDA. The transaction presented the Company an opportunity to capitalize and add to its platform a target company that was essentially in distress and in need of a strong management team.

The purchase price was allocated to the net assets acquired based upon their fair values, as shown below (in thousands of dollars). The fair values of certain assets and liabilities, including, property and equipment, required significant judgments and estimates. The acquisition consideration for the Archer Well Services Entities was allocated to the net assets acquired based upon their fair values as follows (in thousands of dollars):

Current assets	$42,313
Property and equipment	119,869
Other assets	584

Total assets acquired	$162,766

Current liabilities	25,693
Lease obligations assumed	4,364

Total liabilities assumed	$30,057

Net assets acquired	$132,709

Current assets and liabilities consisted of accounts receivable, unbilled receivables, inventories, prepaid expenses, accounts payable, and accrued liabilities. The gross contractual accounts receivable was $28.7 million. Our best estimate at the date of acquisition of the contractual cash flows not expected to be collected was $369. The following were the respective fair values (in thousands of dollars):

Accounts receivable	$28,281
Unbilled receivables	2,685
Inventories	7,726	Accounts payable	$11,981
Prepaid expenses and other current assets	3,621	Accrued liabilities	13,712

	$42,313		$25,693

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

The results of operations for Archer Well Service Entities have been included in QES’ consolidated statement of operations after December 31, 2015. The results of operations for the Archer Well Services Entities in the periods after acquisition cannot be determined due to the level of integration of the Archer Well Service Entities’ operations with the Company’s operations.

The following unaudited pro forma results of operations have been prepared as though the CAF and AWC acquisitions were completed on January 1, 2015. Pro forma amounts are based on the purchase price allocation of the acquisition and are not necessarily indicative of results that may be reported in the future (in thousands of dollars):

(Unaudited) Year Ended December 31, 2015
Revenues	$467,362
Operating (loss) income	$(150,691)
Net (loss) income	$(153,878)

The company incurred $6,153 of transaction costs associated with the two acquisitions in 2015. The transactions costs are included in general and administration expenses.

NOTE 4—Goodwill and other intangible assets

During 2015, we recognized an impairment of goodwill totaling $40.3 million, of which approximately $16.8 million related to the 2015 CAF acquisition discussed in Note 3, all of which related to our Pressure Pumping Services reporting unit. The impairment is largely attributable to the continual decline in commodity price levels, reduced rig count and number of wells drilled, which had a resulting impact on Pressure Pumping’s results of operations. The Company chose to bypass a qualitative step and instead opted to employ the detailed Step 1 impairment testing methodology. The Step 1 testing revealed a further potential goodwill impairment in the Pressure Pumping reporting unit, and the Step 2 test findings revealed that there was no value remaining to be allocated to the goodwill associated with the reporting unit.

During 2016, we recognized an impairment of goodwill totaling $15.1 million, all of which related to our Directional Drilling reporting unit. The Company chose to bypass the qualitative step and move forward to Step 1 of the quantitative step. The results of the Step 1 impairment testing for the Directional Drilling reporting unit during our annual impairment assessment indicated its estimated fair value was less than its carrying value and the Step 2 test findings revealed that there was no value remaining to be allocated to the goodwill associated with the reporting unit. The impairment of Goodwill was due to the continual decline in commodity pricing and historical low rig activity we saw in 2015, which continued in 2016.

The carrying amounts of goodwill are by segment as follows (in thousands of dollars):

	Pressure Pumping Services	Directional Drilling Services	Pressure Control Services	Wireline Services	Total
As of December 31, 2014	$23,414	$15,051			$38,465
Acquisitions	16,837	—	$—	$—	16,837
Impairment expense	(40,251)	—	—	—	(40,251)

As of December 31, 2015	—	15,051	—	—	15,051
Acquisitions	—	—	—	—	—
Impairment expense	—	(15,051)	—	—	(15,051)

As of December 31, 2016	$—	$—	$—	$—	$—

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Definite-Lived Intangible Assets

The Company reviews definite-lived intangible assets for impairment when events or changes in circumstances (a triggering event) indicate that the asset may have a net book value in excess of recoverable value. The company compared the estimated future net undiscounted cash flows expected to be generated from the use of the assets to the carrying amount of the assets for recoverability. If the estimated undiscounted cash flows exceed the carrying amount of the asset, an impairment does not exist, and a loss will not be recognized. If the undiscounted cash flows are less than the carrying amount of the asset, the asset is not recoverable, and the amount of impairment must be determined by fair valuing the asset.

The recoverability testing resulted in no asset impairment in any of the reporting units. The changes in the carrying amounts of other intangible assets for the year ended December 31, 2016 and December 31, 2015 are as follows (in thousands of dollars):

		2016			2015
	Estimated useful life (Years)	Gross Amount	Accumulated amortization	Net Balance	Gross Amount	Accumulated amortization	Net Balance
Trademarks	3	$1,750	$(1,166)	$584	$1,750	$(583)	$1,167
Customer Relationships	13	11,710	(1,802)	9,908	11,710	(901)	10,809
Noncompete Agreement	5	4,560	(1,824)	2,736	4,560	(912)	3,648

		$18,020	$(4,792)	$13,228	$18,020	$(2,396)	$15,624

Amortization expense for the years ended December 31, 2016 and 2015 was approximately $2.4 million.

Amortization expense of these intangibles for each of the subsequent five fiscal years is expected to be as follows (in thousands of dollars):

Years Ending December 31,
2017	$2,396
2018	1,813
2019	1,813
2020	901
Thereafter	6,305

$13,228

NOTE 5—Assets Held for Sale

Assets held for sale as of December 31, 2016 was $27.3 million. These assets consisted of primarily machinery and equipment, and included some vehicles and unused land and building in the Pressure Pumping Services reporting segment. During the year ended December 31, 2016, the Company recorded an impairment on the assets held for sale of approximately $1.4 million and has been recorded in Fixed asset impairment in the Consolidated Statement of Operations. The assets that meet the criteria to be classified as assets held for sale do not represent a disposal of a component of an entity or group of components of an entity representing a strategic shift that has or will have a major effect on the Company’s operations and financial results. The assets held for sale are primarily attributed to the Pressure Pumping assets acquired through the Well Service Entities from Archer. Subsequent to the year-end the company has received $27.6 million in sale proceeds of which $4 million was a credit for prepaid services and the remainder was cash.

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

NOTE 6—Inventories

Inventories consisted of the following (in thousands of dollars):

	As of December 31,
	2016	2015
Consumables	$6,056	$6,929
Spare parts	13,493	14,179

Inventories	$19,549	$21,108

NOTE 7—Property, Plant, and Equipment

Major classifications of property plant and equipment and their respective useful lives were as follows (in thousands of dollars):

	Estimated Useful Lives	As of December 31,
		2016	2015
Land	Indefinite	$3,444	$3,446
Service equipment	4–5 years	224,915	283,175
Rental tools	1 1⁄2–7 years	4,313	14,053
Machinery and equipment	7–15 years	76,702	62,249
Buildings and leasehold improvements	5–39 years	27,896	31,196
Software	3–5 years	2,077	2,926
Office furniture and equipment	3–10 years	2,546	2,884

		341,893	399,929
Less: Accumulated depreciation		(193,985)	(147,718)

		147,908	252,211
Construction in progress		2,798	7,076

Property, plant and equipment, net		$150,706	$259,287

NOTE 8—Accrued Liabilities

Accrued liabilities consist of the following (in thousands of dollars):

	Year Ended December 31,
	2016	2015
Current accrued liabilities
Accrued payables	$5,312	$3,484
Accrued payroll and payroll taxes	2,322	3,137
Accrued incentive obligations	1,003	857
Accrued workers compensation insurance premiums	1,965	4,104
Accrued state sales tax	959	1,127
Accrued property tax	823	1,633
Accrued health insurance claims	543	1,633
Accrued provisions for litigation, fees and severance	—	745
Other accrued liabilities	3,758	4,373

Total accrued liabilities	$16,685	$21,093

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

NOTE 9—Long-Term Debt and Capital Lease Obligations

Long-term debt consisted of the following (in thousands of dollars):

	Year Ended December 31,
	2016	2015
Revolving credit facility maturing September 19, 2018	$90,000	$77,000
10% term loan due December 2020	35,100	—
Capital leases	4,335	4,651

Total debt and capital lease obligations	129,435	81,651
Less: current portion of debt and capital lease obligation	(291)	(77,287)
Less: deferred financing costs	(2,284)	—
Less: discount on term loan	(6,353)	—

Long-term debt and capital lease obligations	$120,507	$4,364

Credit Agreement

On January 9, 2015, in connection with the closing of the acquisition of Cimarron Acid & Frac LLC (“CAF”), the Company assumed from QES Holdco LLC, its parent company, the obligations under the revolving credit facility, which had a maximum borrowing capacity of $200 million. The Company simultaneously repaid all the debt obligations of CAF, which was funded with borrowings under the credit facility. All obligations under the credit agreement are collateralized by substantially all of the assets of the Company.

On December 31, 2015, in connection with the closing of the acquisition of Archer’s Well Service Companies the Company executed a second amendment to its credit agreement. The Company obtained and entered into a waiver of the covenants and amendments to the original credit agreement. The amended credit agreement, among other things, brought forward the maturity date from September 19, 2019, to September 19, 2018, suspended the quarterly Maximum Leverage Ratio (defined below) and the Minimum Interest Coverage Ratio (defined below) covenants set forth in the original credit agreement. The suspension of these financial covenants commenced with the quarter ended December 31, 2015, and was to last through the quarter ended March 31, 2017. However, in connection with the suspension of the Maximum Leverage Ratio and Minimum Interest Coverage Ratio covenants, the Company agreed to maintain a quarterly Minimum EBITDA covenant and a Minimum Asset Coverage Ratio covenant until December 31, 2016. The maximum borrowing capacity was also reduced to $150 million.

The original credit agreement contained customary restrictive covenants that required the company to exceed or fall below two key ratios, a maximum leverage ratio and a minimum interest coverage ratio.

As noted above, two new covenants were included in the amended credit agreement, a minimum asset coverage ratio covenant and a minimum EBITDA covenant, which escalates during the year for 2016. The new covenants covered each of the fiscal quarters during 2016. The Company was in compliance with the covenants under the revolving credit facility at December 31, 2015.

On December 19, 2016 the Company executed a third amendment to its credit agreement. The third amendment among other things removed the previous financial covenants discussed above and replaced with

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

new covenants to reflect the new arrangement. The Company agreed to a Maximum Loan to Value Ratio not to be greater than 70% for each quarter ending after the closing date and not to permit Liquidity to be less than $7.5 million at each calendar month-end. The maximum borrowing capacity was also reduced to $110 million. The loan to value ratio was 64% and the liquidity was $12.3 million. The Company was in compliance with debt covenants at December 31, 2016.

On the same date as the third amendment to the credit agreement the Company entered into a new four-year $40 million term loan agreement with a lending group which includes Archer and an affiliate of Quintana maturing in December 2020. $35 million was received in December 2016, of which $22 million was used to pay down the revolving credit facility. $5 million was received in January 2017. The term loan was attached with penny warrants (See Note 10—Equity). Of the $35 million of proceeds in December 2016, $28.6 million was allocated to the debt and $6.4 million was allocated to the warrants. The financing cost associated with the debt and the attached penny warrants was $3 million of which $2.3 million has been allocated to the debt and $0.4 million has been allocated to the warrants. The financing costs associated with the debt are amortized to interest expense using the effective interest rate method over the life of the debt. The costs are being amortized over the term of the loan. (See deferred financing costs under Note 2). The Company agreed in the term loan agreement to a Maximum Loan to Value Ratio not to be greater than 77% for each quarter ending after the closing date and not to permit Liquidity to be less than $6.75 million at each calendar month-end. The Company was in compliance with debt covenants at December 31, 2016.

Revolving Credit Facility

As of December 31, 2016, $90 million was outstanding under the revolver along with $0.5 million of outstanding letters of credit, leaving $20 million of available.

The revolving credit facility does not require any principal payments and matures on September 19, 2018. Amounts outstanding under the credit facility bear interest based either on: (i) the adjusted base rate plus an applicable margin of 3.75%, or (ii) the Eurodollar rate plus the applicable margin of 4.75%. The credit facility also requires the Company to pay a commitment fee equal to 0.5% of unused commitments. The credit facility is permitted to be prepaid from time to time without premium or penalty.

The weighted average interest on the borrowings outstanding at December 31, 2016, and 2015 were 5.52% and 2.74% respectively.

Term Loan

As of December 31, 2016, $35.1 million was outstanding under the term loan agreement, leaving $5 million of the original $40 million principal to be funded. The $5 million was subsequently funded in January 2017.

The outstanding principal amount of the loan, together with the accrued and unpaid interest will be repaid on the December 19, 2020 maturity date. The Company is not required to make principal payments. The loan is not revolving in nature and principal amounts paid or prepaid may not be re-borrowed. Interest on the unpaid principal is at a rate of 10.0% interest per annum and accrues on a daily basis and is paid in arrears at the end of each fiscal quarter. At the end of each quarter all accrued and unpaid interest is paid in kind by capitalizing and adding to the outstanding principal balance. The Company did not make any cash interest payments during 2016. As of December 31, 2016, $0.1 million was capitalized and added to the outstanding principal balance.

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Capital Lease Obligations

In 2006 and 2007, the acquired Archer entity GWPC entered into long-term lease agreements for a manufacturing and office facility for the operations of its Pressure Control business in Oklahoma City and Elk City. Each lease is accounted for as a capital lease.

The lease for the facility in Oklahoma City commenced in December 2006, creating a lease obligation of $3.3 million as of March 2007. The lease is payable monthly in amounts ranging from $28 thousand to $31 thousand over the lease term, including interest at approximately 8.15% per year, and has an initial lease term of 20 years. Cumulative future lease payments from inception through the initial term are $6.6 million of which approximately $3.3 million represents interest expense.

The lease for the facility in Elk City commenced in April 2007, creating a lease obligation of $2.9 million as of May 2008. The lease is payable monthly in amounts ranging from $25 thousand to $27 thousand over the lease term, including interest at approximately 8.15% per year, and has an initial lease term of 20 years. Cumulative future lease payments from inception through the initial term are $5.6 million, of which approximately $2.9 million represents interest expense.

As of December 31, 2016, the future minimum lease payments acquired under the Company’s capital lease are as follows (in thousands of dollars):

Years Ending December 31,
2017	$630
2018	630
2019	630
2020	630
2021	630
Thereafter	3,197

$6,347

The interest expense associated with the lease payments during the year ended December 31, 2016 under the Company’s capital lease totaled $0.4 million.

NOTE 10—Equity

The Company’s issued and outstanding capital consists of 417,441,074 common units. On December 19, 2016 in connection with the four-year $40 million term loan agreement the Company issued unrestricted penny warrants to purchase 227,886,000 common units with the debt. The exercise of the penny warrants is at the discretion of the debt holder and are exercisable until December 19, 2026.

NOTE 11—Income Taxes

A discussion of non-taxable nature of the companies’ subsidiaries and the applicable taxes are detailed in Note 1 under Income Taxes.

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

The provision for income taxes consisted of the following (in thousands of dollars):

	Year Ended December 31,
	2016	2015
Current income tax expense
Federal	$(244)	$(179)
State	35	(50)

	(209)	(229)
Deferred income tax benefit
Federal	42	128
State	—	—

	42	128

Total income tax expense	$(167)	$(101)

Net deferred tax assets and liabilities were classified in the consolidated balance sheets as follows (in thousands of dollars):

	Year Ended December 31,
	2016	2015
Deferred tax liabilities
Property, plant and equipment	$135	$177

Income tax rates applied to the net income of the taxable entities differs from the statutory tax rates due to various permanent differences in book net income on a U.S. GAAP basis and taxable net income used in the calculation of income taxes. The primary differences between the book net income and taxable net income are due to the benefit of nontaxable flow-through entities, Oklahoma state income taxes, and Texas state franchise taxes.

The federal tax expense relates to one of the company’s entities who’s legal status is a C corporation. The state tax relates to the Texas margin tax, which is based on Texas sourced taxable margin as discussed in the tax note in the summary of significant accounting policies.

NOTE 12—Related Party Transactions

The Company utilizes vendors that have relationships with Quintana affiliated entities. For those vendors the Quintana affiliates pays them on behalf of the Company and the Company reimburses the Quintana affiliate. In addition, the Company also utilizes a Quintana affiliate to pay and process the payroll of its corporate employees, for which the Company reimburses the Quintana affiliate on a monthly basis.

On December 19, 2016 the Company entered into a new four-year $40 million term loan agreement with a lending group which includes related parties including Archer, Quintana and affiliates of the two related parties (See Note 9—Long-Term Debt and Capital Lease Obligations). The term loan was attached with penny warrants (See Note 10—Equity).

The Company obtained support services from AWC on a transitional basis, for the processing of payroll, benefits and certain administration services during the integration of the Well Services Entities acquired from Archer Limited Company.

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

At December 31, 2016, and 2015, QES had the following transactions with related parties (in thousands of dollars):

	Year Ended December 31,
	2016	2015
Accounts receivable from other affiliates	$22	$32
Accounts payable to affiliates of Quintana	780	384
Accounts payable to affiliates of Archer Well Company Inc.	1,370	—

Operating expenses from affiliates of Quintana	$1,628	$1,538
Operating expenses from affiliates of Archer Well Company Inc.	2,095	—

NOTE 13—Business Concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited because the Company performs credit evaluations, sets credit limits, and monitors the payment patterns of its customers. Cash balances on deposits with financial institutions, at times, may exceed federally insured limits. The Company regularly monitors the institutions’ financial condition.

The majority of the companies’ business is conducted with large, midsized, small, and independent oil and gas operators and E&P. The Company evaluates the financial strength of customers and provide allowances for probable credit losses when deemed necessary. The market for the Company’s services is the oil and gas industry in the United States. This market has historically experienced significant volatility.

There were no customers whose revenue exceeded 10% of QES’s consolidated revenue for the years ended December 31, 2016 and 2015.

As of December 31, 2016, one customer had a balance due that represented 11.2% of the Company’s consolidated accounts receivable. The Pressure Control and Directional Drilling segments had balances due from the customer. As of December 31, 2015, one customer had a balance due that represented 10.1% of the Company’s consolidated accounts receivable. The Pressure Pumping, Wireline and Directional Drilling segments had balances due from the customer. Other than those listed above, no other customers accounted for 10% or more of the Company’s consolidated accounts receivable balance.

NOTE 14—Commitments and Contingencies

Operating Leases

The Company has entered into various non-cancelable operating leases for equipment, tools, office facilities and other property. As of December 31, 2016, the future minimum lease payments under non-cancelable operating leases were as follows (in thousands of dollars):

Periods Ending December 31,
2017	$6,281
2018	4,987
2019	4,033
2020	2,194
2021	1,099
Thereafter	1,951

$20,545

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Rent expense totaled approximately $11.6 million and $7.6 million for the years ended December 31, 2016, and 2015, respectively, mostly consisting of tool rental expense.

Purchase Commitments

COWS is party to a sand handling services and storage contract originally dated in January 2012 and amended in October 2014. The contract is a three-year agreement requiring COWS to make a monthly payment of just under $0.1 million for a guaranteed yearly handling rate of 100,000 tons of frac sand. Any excess over the 100,000 tons during a contract year will be charged at a rate of $7.50 per ton. The agreement was effective January 1, 2015.

APP is currently party to a Master Product Purchase Agreement with Smart Sand, Inc. that was entered into prior to being acquired by us (the “Smart Sand PPA”). The Smart Sand PPA calls for APP’s purchase and Smart Sand’s supply of 200,000 tons of sand on an annual basis. The Smart Sand PPA provides for certain penalties in the event of a shortfall in purchase volumes. On December 16, 2015, APP and Smart Sand Inc. executed an Amended and Restated Master Product Purchase Agreement (“Amended PPA”) which calls for Archer to pay $2.35 million as consideration for resolution of purchase shortfall in the first contract year and amendments to postpone the commencement of the second year to April 1, 2017, to reduce APP’s purchase and Smart Sand’s supply to 110,000 tons of sand on an annual basis, to reduce per ton pricing for sand to market link factors, and for reductions in the penalty provisions in the event of any future shortfall in purchases.

APP is also party to a Railcar Usage Agreement with Smart Sand, Inc. also entered into prior to being acquired by the Company that calls for APP’s use of and Smart Sand’s supply of 200 railcars on a monthly basis. The railcars are to be used for the purpose of shipping sand pursuant to the aforementioned Master Product Purchase Agreement with Smart Sand. On December 16, 2015, APP and Smart Sand Inc. executed an Amended and Restated Railcar Usage Agreement, which includes amendments to reduce APP’s use of and Smart Sand’s supply to 110 railcars on a monthly basis. The fee for each railcar is $750 per month. The amended agreement commenced on December 16, 2015, and expires on November 30, 2017.

There were no payments or accruals during 2016 that related to any of the APP purchase agreements.

Litigation

The Company is a defendant or otherwise involved in a number of lawsuits in the ordinary course of business. Estimates of the range of liability related to pending litigation are made when the company believes the amount and range of loss can be estimated and records its best estimate of a loss when the loss is considered probable. When a liability is probable, and there is a range of estimated loss with no best estimate in the range, the minimum estimated liability related to the lawsuits or claims is recorded. As additional information becomes available, the potential liability related to its pending litigation and claims is assessed and revises its estimates. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from estimates. In the opinion of management, the Company’s ultimate exposure with respect to pending lawsuits and claims is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

A class action has been filed against one of the Company’s subsidiaries alleging violations of the Fair Labor Standards Act (“FLSA”) relating to non-payment of overtime pay. The case is working its way through the various stages of the legal process, however management believes the Company’s exposure is not material.

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

The Company is not aware of any other matters that may have a material effect on its financial position or results of operations.

NOTE 15—Segment Information

QES currently has four reportable segments: Pressure Pumping Services, Directional Drilling Services, Pressure Control Services, and Wireline Services. These segments have been selected based on the Company’s CODM’s assessment of resource allocation and performance. The CODM evaluates the performance of our operating segments based on revenue and income measures, which include non-GAAP measures.

Pressure Pumping Services

This segment includes hydraulic fracturing stimulation services, cementing services, and acidizing services. The majority of the revenues generated in this segment are derived from pumping services focused on cementing, acidizing, and fracturing services in the Mid-Continent, Rocky Mountain, and Permian Basin regions. These pressure pumping and stimulation services are primarily used in the completion, production, and maintenance of oil and gas wells. Customers include major E&P operators as well as independent oil and gas producers.

Directional Drilling Services

This segment is comprised of directional drilling services, downhole navigational and rental tools businesses, and support services including well planning and site supervision, which assists customers in the drilling and placement of complex directional and horizontal wellbores. This segment utilizes its fleet of in-house positive pulse measurement-while-drilling (“MWD”) navigational tools, mud motors and ancillary downhole tools, as well as third party electromagnetic (“EM”) navigational systems. This segment also includes a development group that continues to make progress on the development of new collar-based navigational technology including high-temperature MWD, resistivity, rotating inclination measurements, and EM tools.

The division provides customers with welded and integral blade stabilizers, down-hole mud-motors, jars, and other rental tools along with third party inspection services for drill pipe and down-hole tools. Additionally, this segment also provides trucking services to directional drilling and rental tool operations, and, occasionally, to third-party customers. The demand for these services tends to be influenced primarily by customer drilling-related activity levels. The primary markets for this segment span the continental United States.

Pressure Control Services

This segment supplies a wide variety of equipment, services, and expertise in support of completion and workover operations throughout North America. Its capabilities include coiled tubing, snubbing, plug setting and milling, fluid pumping, nitrogen transport, flow back equipment, pressure control services, tanks and a wide range of ancillary rental equipment such as cranes, compressors, valves and gas busters. The pressure control services equipment is tailored to the unconventional resources market with the ability to operate under high pressures without having to delay or cease production during completion operations. The pressure control services are provided through a fleet of coiled tubing units, snubbing units, nitrogen pumping units, fluid pumping units and various well control assets.

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Wireline Services

This segment provides tight-shale reservoir perforating services across all of the major U.S. shale basins and also offers a range of associated services such as electro mechanical pipe-cutting, punching and plug setting as well as a select range of cased hole investigation and production logging services.

The Company view’s Adjusted EBITDA as an important indicator of segment performance. The Company defines Segment Adjusted EBITDA as net income, plus taxes, interest expense, depreciation and amortization, impairment charges, loss on disposition of assets and less gain on bargain purchase. The CODM uses Segment Adjusted EBITDA as the primary measure of segment operating performance.

The following table presents a reconciliation of Segment Adjusted EBITDA to net loss (in thousands of dollars):

	Year ended December 31,
	2016	2015
Segment Adjusted EBITDA:
Directional drilling services	$(76)	$2,502
Pressure control services	(5,804)	—
Pressure pumping services	(19,372)	(2,497)
Wireline services	(6,161)	(5,833)

Total	(31,413)	(5,828)
Corporate and Other	(14,687)	(9,783)
Income tax expense	(167)	(101)
Interest expense	(8,015)	(3,086)
Depreciation and amortization	(78,661)	(39,682)
Fixed asset impairment	(1,380)	—
Goodwill impairment	(15,051)	(40,250)
Gain on bargain purchase	—	39,991
Loss on disposition of assets, net	(5,375)	(302)

Net loss	(154,749)	(59,041)

Financial information related to the Company’s financial position as of December 31, 2016 and 2015, by segment, is as follow (in thousands of dollars):

	Total assets As of December 31,
	2016	2015
Directional drilling services	$72,589	$104,502
Pressure control services	42,813	52,241
Pressure pumping services	126,066	188,628
Wireline services	27,391	34,626

Total	268,859	379,997
Corporate & Other	10,251	3,850
Eliminations	(6,055)	(7,510)

Total assets	$273,055	$376,337

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

The following table sets forth certain financial information with respect to QES’s reportable segments (in thousands of dollars):

	Pressure Pumping Services	Directional Drilling Services	Pressure Controls Services	Wireline Services	Total
Year Ended December 31, 2016
Revenues	$45,165	$75,326	$52,388	$37,549	$210,428
Depreciation and amortization	37,876	21,585	11,391	7,809	78,661
Capital expenditures	$(101)	$(6,465)	$(741)	$(33)	$(7,340)

	Pressure Pumping Services	Directional Drilling Services	Pressure Controls Services	Wireline Services	Total
Year Ended December 31, 2015
Revenues	$85,485	$98,129	$—	$5,641	$189,255
Depreciation and amortization	23,350	14,684	—	1,648	39,682
Capital expenditures	$(4,040)	$(4,354)	$—	$(6,161)	$(14,555)

NOTE 16—Unit Based Compensation

Our officers, directors and key employees may be granted units awards in the form of phantom units, which is an award of common units with no exercise price, where each unit represents the right to receive, at the end of a stipulated period, one unrestricted membership unit with no exercise price, subject to the terms of the phantom unit agreement. Full vesting of the units is based on dual vesting components. The first is the time vesting component and the second is the consummation of a specified transaction, which includes a change in control, a partnership public offering, or a reverse merger. The time vesting component has been met. There has been no specified transaction consummated and as a result no expense has been recognized relating to unit based compensation. The phantom unit agreement calls for each phantom unit to be settled for one Unit unless the Board of Directors, in its discretion elects to pay an amount of cash equal to the fair market value of a unit on the full vesting date. As of December 31, 2016 there were 5.775 million phantom units outstanding, none of which had fully vested. There were no expenses relating to the phantom units recorded during 2016.

Quintana Energy Services LP

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

NOTE 17—Loss Per Unit

Basic loss per unit (“EPS”) is based on the weighted average number of common units outstanding during the period. Diluted EPS includes additional common units that would have been outstanding if potential common units with dilutive effect had been issued. A reconciliation of the number of units used for the basic and diluted. EPS computations is as follows:

	Years Ended December 31,
	2016	2015
	(in thousands, except per unit amounts)
Numerator:
Net loss attributed to common unit holders	$(154,749)	$(59,041)

Denominator:
Weighted average common units outstanding—basic	417,032	232,318

Weighted average common units outstanding—diluted	417,032	232,318

Net loss per common unit:
Basic	$(0.37)	$(0.25)

Diluted	$(0.37)	$(0.25)

The company has issued potentially dilutive instruments such as warrants and phantom units. However, the company did not include these instruments in its calculation of diluted loss per unit for the periods presented, because to include them would be anti-dilutive. The following shows potentially dilutive instruments:

	Years Ended December 31,
	2016	2015
	(in thousands)
Warrants	227,886	—
Phantom Units	5,775	5,775

	233,661	5,775

NOTE 18—Subsequent Events

Management has evaluated subsequent events through the date that the financial statement were available to be issued, April 21, 2017, and determined that no other events occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

Report of Independent Auditors

To the Management of the Archer Well Service Entities

We have audited the accompanying combined financial statements of Archer Well Service Entities, which comprise the combined statements of operations and of cash flows for the period January 1, 2015 through December 31, 2015.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of the operations and cash flows of Archer Well Service Entities for the period January 1, 2015 through December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

April 25, 2017

Archer Well Service Entities

Combined Statement of Operations

Period from January 1, 2015 through December 31, 2015

December 31, 2015
(in thousands of dollars)
Revenues:
Services	$221,619
Products	55,029

Total revenue	276,648

Costs and Expenses:
Cost of services	206,144
Cost of products	38,686
Purchase commitment penalty	2,350
General and administrative expenses	66,689
Corporate management fee	1,698
Depreciation and amortization	68,907
Impairment of property, plant & equipment	105,876
Impairment of Intangibles	33,741
Loss on disposition of assets, net	80

Operating loss	(247,523)
Interest expense	(1,040)
Interest expense—related parties	(5,624)

Loss income before tax	(254,187)
Income tax expense	—

Net loss	$(254,187)

Archer Well Service Entities

Combined Statement of Cash Flows

Period from January 1, 2015 through December 31, 2015

Year Ended December 31, 2015
(in thousands of dollars)
Cash flows from operating activities
Net loss	$(254,187)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	68,907
Loss on disposition of assets, net	80
Impairment of property, plant & equipment	105,876
Impairment of Intangibles	33,741
Provision for doubtful accounts	440
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	70,116
Accounts receivable—Related party	5,847
Inventories	4,075
Prepaid expenses and other current assets	2,111
Other noncurrent assets	1,159
Accounts payable	(32,603)
Accounts payable—Related party	(46,591)
Accrued liabilities	(15,199)

Net cash provided by operating activities	(56,228)

Cash flows from investing activities
Purchases of property, plant and equipment	(23,729)
Proceeds from sale of property, plant and equipment	3,314

Net cash used for investing activities	(20,415)

Cash flows from financing activities
Distribution to parent	(37,489)
Payments on capital lease obligations	(242)

Net cash provided by financing activities	(37,731)

Net increase/(decrease) in cash and cash equivalents	(114,374)

Cash and cash equivalents
Beginning of period	114,374

End of period	$—

Supplemental cash flow information
Cash paid for interest	1,040
Income taxes paid	—

Archer Well Service Entities

Notes to Combined Financial Statements

Period from January 1, 2015 through December 31, 2015

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

During the period presented, the Archer Well Service Entities (the “Company”) were an aggregation of certain entities owned by Archer Well Company Inc. (“AWC”), and AWC is owned by Archer Limited (“Parent”), which is an international oilfield service company that provides a variety of oilfield products and services.

The Company consists of certain AWC operating companies and their subsidiaries which included Archer Directional Drilling LLC (“ADD”), Archer Pressure Pumping LLC (“APP”), Archer Wireline LLC (“AWL”) Great White Pressure Control LLC (“GWPC”), and Archer Leasing and Procument (“ALP”).

On December 31, 2015, AWC contributed to Quintana Energy Services LP (“QES”) APP, ADD, AWL, GWPC and ALP. The aggregate consideration paid by QES in exchange for the contribution of the Well Services Entities consisted of QES common units and constituted 42% of the total common units in QES on a fully diluted basis valued at $92.6 million.

The accompanying combined financial statements for the Company consist of entities that provide pressure pumping, directional drilling, pressure control and wireline services to companies in the United States energy industry, as follows:

Pressure Pumping Services

APP and ALP provides services which include hydraulic fracturing and acidizing services. These services are primarily used in optimizing hydrocarbon flow paths during the completion phase of unconventional wellbores.

Directional Drilling Services

ADD owns a diverse fleet of downhole motors as well as Measuring While Drilling tools to help its customers reach their intended target zone more efficiently. Complementing the Company’s directional drilling expertise, other directional drilling services include well planning, design of bottom hole assembly, hydraulics, torque and drag analysis, and directional drilling technology.

Pressure Control Services

GWPC supplies a wide variety of equipment, services and expertise in support of completion and workover operations throughout North America. Its capabilities include coiled tubing, snubbing, plug setting and milling, fluid pumping, nitrogen transport, flowback equipment, pressure control services, tanks and a wide range of ancillary rental equipment such as cranes, compressors, valves and gas busters. The pressure control services equipment is tailored to the unconventional resources market with the ability to operate under high pressures without having to delay or cease production during completion operations.

Wireline Services

AWL provides tight-shale reservoir perforating services across all of the major U.S. shale basins and also offers a range of associated services such as electro mechanical pipe-cutting, punching and plug setting as well as a select range of cased hole investigation and production logging services.

Archer Well Service Entities

Notes to Combined Financial Statements

Period from January 1, 2015 through December 31, 2015

NOTE 2—BASIS OF PRESENTATION AND PRINCIPLES OF COMBINATION

These combined financial statements reflect the combined results of operations and cash flows of APP, ADD, GWPC, AWL and ALP as of and for the period from January 1, 2015 through December 31, 2015. The combined financial statements have been prepared on a “carve-out” basis and are derived from the consolidated financial statements and accounting records of AWC and the Parent. The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the results of operations and cash flows would have been had the Company operated independently during the period presented. All significant intercompany transactions and balances have been eliminated in combination.

The combined financial statements include expense allocations for certain functions provided by the Parent and AWC, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, insurance, utilities, and executive compensation. These expenses have been allocated to the Company on the basis of direct usage when identifiable, budgeted volumes or projected revenues, with the remainder allocated evenly across the number of operating entities. During the period from January 1, 2015 through December 31, 2015, approximately $6.9 million of expenses incurred by the Parent and Archer, were allocated to the Company and are included within general and administrative expenses in the combined statement of operations. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to or the benefit received by the Company during the period presented. The allocations may not, however, reflect the expenses the Company would have incurred as an independent company for the period presented. Actual costs that may have been incurred if the Company had been a stand-alone entity would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. The Company is unable to determine what such costs would have been had the Company been independent.

Cash and Cash Equivalents

Cash and cash equivalents include cash on-hand, demand deposits, and short-term investments with initial maturities of three months or less.

Inventories

Inventories consist of drilling supplies, chemicals and proppants, and other items and spares. Inventories are stated at the lower of cost or market (net realizable value) on a first-in, first-out basis and appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

Short-Term Debt

The Company has variable short-term borrowing arrangements with certain banks. The interest under these short-term arrangements during the period was $0.6 million and is included in interest expense. The interest rate on the borrowings was 3.3%.

Use of Estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of

Archer Well Service Entities

Notes to Combined Financial Statements

Period from January 1, 2015 through December 31, 2015

contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Property, Plant, and Equipment

Property, plant, and equipment (“PP&E”) are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred while the cost of additions and improvements that substantially extend the useful life and/or the functionality of a particular asset are capitalized. The cost and related accumulated depreciation of assets retired or otherwise disposed of are eliminated from the accounts, and any resulting gains or losses are recognized in operations in the period of disposal.

Depreciation of assets is computed primarily by the use of the straight-line method over the lesser of the estimated useful lives of the respective assets or the lease term, if shorter. Depreciation expense for the years ended December 31, 2015 was $62.1 million.

Major classifications of property and equipment and their respective useful lives are as follows:

Estimated Life
Assets
Rental tools	1 1⁄2–7 years
Office furniture and equipment	3–10 years
Service equipment	4–5 years
Software	3–5 years
Buildings	20–25 years
Trailers	5–10 years
Machinery and equipment	7–15 years
Leasehold improvements	Useful life or life of lease, if shorter

Intangible Assets

Intangible assets are recorded at historical cost (estimated fair market value at the acquisition date) less accumulated amortization and impairment. The cost of intangible assets is generally amortized on a straight-line basis over their estimated remaining economic useful lives. Customer relationships were included in intangible assets, which had an estimated useful life between 7 and 10 years. Amortization expense of intangible assets for the year ended December 31, 2015 was $6.8 million.

Impairment of Long-Lived Assets

Long-lived assets, which include property and equipment and intangible assets with finite lives, are reviewed for impairment upon the occurrence of a triggering event. If the estimated undiscounted future net cash flows are less than the carrying amount of the related assets, an impairment loss is determined by comparing the fair value with the carrying value of the related assets.

The continued decline in commodity prices during 2015 constituted a triggering event due to the potential for a slowdown in activity across the Company’s customer base, which in turn would increase competition and put pressure on pricing for its services. As a result of the triggering event, a recoverability test was performed on the long-lived asset groups. During the period ended December 31, 2015, the recoverability

Archer Well Service Entities

Notes to Combined Financial Statements

Period from January 1, 2015 through December 31, 2015

testing for each company’s asset groups yielded an estimated undiscounted net cash flow that was lower than the carrying amount of the related assets. As a result, impairments of $105.9 million related to property and equipment and $33.7 million related to the remaining intangible assets were recognized during 2015.

Revenue Recognition

The Company generates revenue from multiple sources within its four operating companies. In all cases, revenue is recognized when services are performed, collection of the receivables is probable, persuasive evidence of an arrangement exists and the price is fixed or determinable. Services are sold without warranty or the right to return. For product sales, revenue is recognized when title transfers. The specific revenue sources are outlined as follows:

Pressure pumping services revenue. Through its pressure pumping line, the Company provides completion and production services based upon a purchase order, contract or on a spot market basis. Services are provided based on the price book and bid on a stage rate (for frac services) or job basis (for cementing and acidizing services), contracted or hourly basis, and revenue is recognized when the stage or job is completed. Jobs for these services are typically short-term in nature and range from a few hours to multiple days. Revenue is recognized upon the completion of each day’s work (or job, if longer than a day) based upon a completed field ticket, which includes the charges for the services performed, mobilization of the equipment to the location and the personnel involved in such services or mobilization. Additional revenue is generated through labor charges and the sale of consumable supplies that are incidental to the service being performed. Labor charges and the use of consumable supplies are included on completed field tickets.

Directional drilling services revenue. Through its directional drilling line, the Company provides directional drilling services on a day rate or hourly basis, and recognizes the revenue as the services are provided. QES recognizes mobilization revenue and costs for day-work over the days of actual drilling. Proceeds from customers for the cost of oilfield downhole tools and rental equipment that is involuntarily damaged or lost-in-hole are reflected as revenues.

Pressure control services revenue. Through its pressure control service line, the Company provides a range of coiled tubing, snubbing, well control and other well completion and production-related services, including nitrogen and fluid pumping services, on both a contract and spot market basis. Jobs for these services are typically short-term in nature, lasting anywhere from a few hours to multiple days. Revenue is recognized upon completion of each day’s work based upon a completed field ticket. The field ticket includes charges for the services performed and any related consumables (such as friction reducers and nitrogen materials) used during the course of the services. The field ticket may also include charges for the mobilization and set-up of equipment, the personnel on the job, any additional equipment used on the job, and other miscellaneous consumables.

Wireline services revenue. Through its wireline service line, the Company provides cased-hole production logging, casing evaluation logging, through tubing and casing perforating, pressure control, pipe recovery, plug setting, dump-bailing, and other complementary services, on a spot market basis or subject to a negotiated pricing agreement. Jobs for these services are typically short-term in nature, lasting anywhere from a few hours to a few weeks. The Company typically charges the customer for these services on a per job basis at agreed-upon spot market rates. Revenue is recognized based on a field ticket issued upon the completion of the job.

The timing of revenue recognition may differ from contract billing or payment schedules, resulting in revenues that have been earned but not billed (“unbilled revenue”) or amounts that have been collected, but not earned (“deferred revenue”).

Archer Well Service Entities

Notes to Combined Financial Statements

Period from January 1, 2015 through December 31, 2015

Income Taxes

The Company is comprised of single-member limited liability companies that are considered disregarded for federal income tax purposes. Additionally, there are no formal tax-sharing arrangements which exist with AWC and there are no commitments of the Company to fund any tax liability of AWC with earnings of the Company.

The Company accounts for the uncertainty in income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is made as to whether it is more likely than not that an income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. AWC determines uncertain tax positions for the entities under its control; therefore, the Company has recorded no material uncertain tax positions.

NOTE 3—Related Party Transactions

The combined financial statements include expense allocations for certain functions provided by the Parent and Archer, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, insurance, utilities, and executive compensation. During the period from January 1, 2015 through December 31, 2015, approximately $6.9 million of expenses incurred by the Parent and Archer, were allocated to the Company and are included within general and administrative expenses.

For the period ended December 31, 2015, the Company’s statement of operations included management fees of $1.7 million charged by its Parent.

ADD, ALP and AWL each have an unsecured revolving credit facility agreement with AWC. Borrowings under these agreements accrue interest at 5% annually. All outstanding principal and accrued interest was due on December 31, 2024. During the period ended December 31, 2015, AWC entered into an agreement with the Company whereby the aggregate amount of principal and accrued interest outstanding of $170 million was contributed to capital and the revolving credit facility agreements were terminated.

The Company recognized interest of $5.6 million in the combined statement of operations related to the long-term debt with its former Parent.

NOTE 4—Income Taxes

All components of loss before income taxes were from domestic activities. The Company did not have any current or deferred tax expense during the period. The difference between the Company’s statutory rate of 35% and effective rate of 0% is due to the net loss for the period and the related full valuation allowance.

Archer Well Service Entities

Notes to Combined Financial Statements

Period from January 1, 2015 through December 31, 2015

NOTE 5—Commitments and Contingencies

Operating Leases

The Company leases certain property and equipment under non-cancelable operating leases. The Company also leases certain properties under capital leases. As of December 31, 2015, the future minimum lease payments under non-cancelable operating leases were as follows (in thousands of dollars):

Periods Ending December 31,
2016	$11,546
2017	9,077
2018	6,387
2019	3,349
2020	1,795
Thereafter	1,922

$34,076

Total rent expense in connection with operating leases for the year ended December 31, 2015 was approximately $31.7 million.

Purchase Commitments

APP are currently party to a Master Product Purchase Agreement with Smart Sand, Inc. that calls for APP’s purchase and Smart Sand’s supply of 200,000 tons of sand on an annual basis. The Smart Sand PPA provides for certain penalties in the event of a shortfall in purchase volumes. On December 16, 2015, APP and Smart Sand Inc. executed an Amended and Restated Master Product Purchase Agreement (“Amended PPA”) which calls for APP to pay $2.35 million as consideration for resolution of purchase shortfall in the first contract year and amendments to postpone the commencement of the second year to April 1, 2017, to reduce APP’s purchase and Smart Sand’s supply to 110,000 tons of sand on an annual basis, to reduce per ton pricing for sand to market link factors, and for reductions in the penalty provisions in the event of any future shortfall in purchases.

APP is also party to a Railcar Usage Agreement with Smart Sand, Inc. that calls for APP use of and Smart Sand’s supply of 200 railcars on a monthly basis. The railcars are to be used for the purpose of shipping sand pursuant to the aforementioned Master Product Purchase Agreement with Smart Sand. On December 16, 2015, APP and Smart Sand Inc. executed an Amended and Restated Railcar Usage Agreement, which includes amendments to reduce APP’s use of and Smart Sand’s supply to 110 railcars on a monthly basis. The fee for each railcar is $750 per month. The amended agreement commenced on December 16, 2015, and expires on November 30, 2017.

APP paid $2.35 million during 2015 for the shortfall under the Smart Sand contract, which is included in the statement of operations.

Litigation

The Company is a defendant or otherwise involved in a number of lawsuits in the ordinary course of business. Estimates of the range of liability related to pending litigation are made when the company believes the

Archer Well Service Entities

Notes to Combined Financial Statements

Period from January 1, 2015 through December 31, 2015

amount and range of loss can be estimated and records its best estimate of a loss when the loss is considered probable. When a liability is probable, and there is a range of estimated loss with no best estimate in the range, the minimum estimated liability related to the lawsuits or claims is recorded. As additional information becomes available, the potential liability related to its pending litigation and claims is assessed and revises its estimates. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from estimates. In the opinion of management, the Company’s ultimate exposure with respect to pending lawsuits and claims is not expected to have a material adverse effect on our financial position, results of operations or cash flows. The Company is not aware of any matters that may have a material effect on its results of operations.

NOTE 6—Business Concentrations

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in various financial institutions, which at times may exceed federally insured amounts. Management monitors the financial condition of the financial institutions where these funds are held and believes that its credit risk is not significant. Accounts receivable are due primarily from energy companies for services performed by the Company and collateral is generally not requested. A continued decline in the energy industry could adversely affect the operations of the Company as well as its ability to collect from its customers. The Company performs credit evaluations, sets credit limits, and monitors the payment patterns of its customers.

NOTE 7—Subsequent Events

Management has evaluated subsequent events through the date that the financial statement were available to be issued, April 25, 2017, and determined that no other events occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

Through and including                     , 2017 (25 days after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                          Shares

Quintana Energy Services Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Simmons & Company International

Energy Specialists of Piper Jaffray

                    , 2017

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s amended and restated certificate of incorporation, amended and restated bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

In addition, we intend to enter into indemnification agreements with our current directors and executive officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.	Recent Sales of Unregistered Securities

In connection with our corporate formation we issued 1,000 shares of common stock to QES Holdco LLC for $10.00 in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

In connection with the corporate reorganization described in this registration statement, we intend to issue an aggregate of                 shares of our common stock to the Existing Investors in exchange for their respective common units in Quintana Energy Services LP prior to the effective date of this registration statement. The shares of our common stock described in this Item 15 will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

Item 16.	Exhibits and financial statement schedules

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on                 , 2017.

Quintana Energy Services Inc.

By:	/s/
Rogers Herndon
Chief Executive Officer, President and Director

Each person whose signature appears below appoints Rogers Herndon as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below as of                 , 2017.

Name	Title	Date

/s/ Rogers Herndon	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2017

/s/ Keefer M. Lehner	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2017

/s/ Corbin J. Robertson, Jr.	Chairman of the Board of Directors	, 2017

/s/ Dag Skindlo	Member of the Board of Directors	, 2017

/s/ Gunnar Eliassen	Member of the Board of Directors	, 2017

INDEX TO EXHIBITS

Exhibit Number	Description

*1.1	Form of Underwriting Agreement

+3.1	Certificate of Incorporation of Quintana Energy Services Inc.

+3.2	Certificate of Amendment to Certificate of Incorporation of Quintana Energy Services Inc.

*3.3	Form of Amended and Restated Certificate of Incorporation of Quintana Energy Services Inc.

+3.4	Bylaws of Quintana Energy Services Inc.

*3.5	Form of Amended and Restated Bylaws of Quintana Energy Services Inc.

*4.1	Form of Amended and Restated Equity Rights Agreement, by and among QES Holdco LLC, Quintana Energy Services LP, Quintana Energy Services GP LLC, Archer Holdco LLC, Robertson QES Investment LLC and Geveran Investments Limited

*4.2	Form of Amended and Restated Registration Rights Agreement, by and among QES Holdco LLC, Quintana Energy Services LP, Quintana Energy Services GP LLC, Archer Holdco LLC, Robertson QES Investment LLC and Geveran Investments Limited

*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

**10.1	Credit Agreement, dated as of September 9, 2014, among QES Holdco LLC, as Borrower, certain of the subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders, and Amegy Bank National Association, as Administrative Agent, Issuing Bank and Swing Line Lender

**10.2	Assignment, Release, Consent and First Amendment to Credit Agreement, dated January 9, 2015, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders and ZA, N.A. DBA Amegy Bank, as Administrative Agent, Issuing Bank and Swing Line Lender

**10.3	Second Amendment to Credit Agreement, dated December 31, 2015, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders and ZA, N.A. DBA Amegy Bank, as Administrative Agent, Issuing Bank and Swing Line Lender

**10.4	Third Amendment and Waiver to Credit Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders and ZA, N.A. DBA Amegy Bank, as Administrative Agent, Issuing Bank and Swing Line Lender

**10.5	Second Lien Credit Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders and Cortland Capital Market Services LLC, as Administrative Agent

**10.6	Pledge Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of the Borrower party thereto, as Guarantors, and together with Borrower, the Pledgors, and Cortland Capital Market Services, LLC, as Administrative Agent

**10.7	Warrant Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, Archer Holdco LLC, Robertson QES Investment LLC and Geveran Investments Limited.

Exhibit Number	Description

**10.8†	Form of Quintana Energy Services Inc. Long Term Incentive Plan

**10.9†	Form of Indemnification Agreement between Quintana Energy Services Inc. and certain of its officers and directors

**10.10†	Form of Employment Agreement between Quintana Energy Services Inc. and certain of its executives

**21.1	List of subsidiaries of Quintana Energy Services Inc.

*23.1	Consent of PricewaterhouseCoopers LLP

*23.2	Consent of PricewaterhouseCoopers LLP

*23.3	Consent of PricewaterhouseCoopers LLP

*23.4	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

*23.5	Consent of Director Nominee (Boutte)

*23.6	Consent of Director Nominee (Duckworth)

*24.1	Power of Attorney (included on the signature page of this Registration Statement)

*	To be filed by amendment.

**	Filed herewith.

+	Previously filed.

†	Indicates management contract or compensatory plan.